Filed Pursuant to Rule 424(b)(4)
Registration No. 333-255499

Filed pursuant to Rule 424(b)(4) Registration No. 333-255499 21,500,000 Shares Class A common stock This is Zeta Global Holdings Corp.s initial public offering. We are selling shares of our Class A common stock. The selling stockholders identified in this prospectus, which include stockholders affiliated with certain members of our board of directors, are offering 14,773,939 shares of our Class A common stock. We will not receive any proceeds from the sale of 6,726,061 shares of our Class A common stock by the selling stockholders. The initial public offering price is $10.00 per share. Currently, no public market exists for our Class A common stock. After pricing of the offering, we expect that the shares of our Class A common stock will trade on the New York Stock Exchange (NYSE) under the symbol ZETA. Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and will be convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 71.2%% of the voting power of our outstanding capital stock immediately following the completion of this offering, with our Co-Founder and Chief Executive Officer and his affiliates holding approximately 71.2% of the voting power of our capital stock following this offering. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of the NYSE. See "Prospectus Summary-The Offering-Controlled Company" We are an emerging growth company as defined under the federal securities laws and, as such, have elected to avail ourselves of certain reduced public company reporting requirements for this prospectus and future filings. Investing in our Class A common stock involves risks. See the Risk Factors section beginning on page 18 of this prospectus for factors you should consider before investing in our Class A common stock. Per Share Total Public offering price $ $ $10.00 $0.70 $8.981 $10.00Underwriting discounts and commissions(1$ $ $147,739,390.00 $10,341,757.30 $132,689,390.00 $67,260,610.00 Proceeds, before expenses, to us $ $ Proceeds, before expenses, to the selling stockholders $ $ (1) See Underwriters for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses payable by us. At our request, the underwriters have reserved for sale, at the initial public offering price, up to 4% of the shares offered hereby for some of our directors, officers, employees, business associates and other persons who have expressed an interest in purchasing common stock in the offering. Such shares will be subject to the -day lock-up restriction described in the Underwriters section of this prospectus. To the extent that the underwriters sell more than shares of our Class A common stock, the underwriters have the option for a period of 30 days to purchase up to an additional shares of Class A common stock from us and an additional shares of our Class A common stock from the certain of selling stockholders, including certain members of our board of directors and officers, at the initial public offering price less underwriting discounts and commissions. We will not receive any proceeds from any sales of shares of our Class A common stock by the selling stockholders. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The underwriters expect to deliver shares of our Class A common stock against payment in New York, New York on June 14, 2021. Morgan Stanley BofA Securities Credit Suisse Barclays William Blair Needham & Company Oppenheimer & Co. Canaccord Genuity Roth Capital Partners The date of this prospectus is June 9, 2021. 21,500,000 3,225,000 19

ZETA'S PLATFORM AND DATA EMPOWER MANY OF THE WORLD'S LARGEST CONSUMER BRANDS TO ACQUIRE, GROW AND RETAIN THEIR CUSTOMERS AT A LOWER COST THAN THEY CAN WITHOUT US. OUR VISION FOR THE FUTURE To empower enterprises to thrive in a digital ecosystem with intelligence, individuality and integrity. OUR FOCUS FOR TODAY To be the preferred platform for enterprises to accelerate growth and enrich the connections they have with their customers.

THE ZETA MARKETING PLATFORM DRIVES BETTER OUTCOMES Proprietary Data ZETA IDENTITY GRAPH Email Address Physical Address Digital Identifiers ZETA INTENT GRAPH Behavioral Signals Interest Frequency Location Transactions Marketing Channels PRIVACY COMPLIANT & PERSONALIZED Connected TV Display Website App Search Call Center Direct Mail SMS Video Social ACQUIRE GROW RETAIN

220M+
Opted-In US Individuals

1.4B
Global Zeta-Owned Digital Email IDs

1T+
Digital Signals per Month

500M
Identities Globally

3B
Visits To Real World Locations per Month

10B+
Transactions Annually

2500+
Data Elements Per Individual

ZETA

LEVERAGING HIGH VOLUME & HIGH FREQUENCY PROPRIETARY DATA TO CREATE HIGH VALUE AUDIENCES 220M+ Opted-ln US Individuals 1.4B Global Zeta-Owned Digital Email IDs 3B Visits To Real World Locations per Month 1T+ Digital Signals per Month Identities Globally F1OB+ Transactions Annually 2500+ Data Elements Per Individual

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or that have been prepared on our behalf, or to which we have referred you. We, the selling stockholders and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of Class A common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. Our business, financial condition and results of operations may have changed since such date.

For investors outside the United States (“U.S.”): Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the U.S.

Through and including July 3, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Market and Industry Data

The market data and other statistical information used throughout this prospectus is based on independent industry publications, reports by market research firms or other published independent sources. Certain market, ranking and industry data included in this prospectus, including the size of certain markets, our size or position and the positions of our competitors within these markets and our products relative to our competitors, are based on the estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, trade and business organizations and other contacts in the markets in which we operate. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation based on management’s knowledge. References herein to our being a leader in a market refer to our belief that we have a leading market-share position in each such specified market, unless the context otherwise requires. In addition, the discussion herein regarding our various markets is based on how we define the markets for our solutions.

This prospectus includes industry data that we obtained from periodic industry publications. Such data includes materials published by eMarketer, Inc. (“eMarketer”), International Data Corporation (“IDC”), Forrester Research (“Forrester”), KPMG LLP (“KPMG”), Mordor Intelligence, Inc. (“Mordor Intelligence”), PricewaterhouseCoopers (“PWC”), Walker Information (“Walker”) and the U.S. Census Bureau, information from independent industry analysts and publications, as well as our own estimates and research. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

Trademarks

We own or otherwise have rights to the trademarks, copyrights and service marks, including those mentioned in this prospectus, used in conjunction with the marketing and sale of our solutions. This prospectus includes trademarks, such as ZETA, DISQUS, Opportunity Explorer, ZMP, Zeta Identity Graph and Zeta Signals, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and tradenames.

Basis of Presentation

Unless otherwise indicated or the context otherwise requires, references herein to “Zeta,” the “Company,” “Registrant,” “we,” “us,” “our” and “our company” refer to Zeta Global Holdings Corp., a Delaware corporation, and its consolidated subsidiaries. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the numbers or percentages that precede them.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus including the sections titled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our Mission

Zeta’s mission is to enable enterprise businesses to accelerate growth by leveraging Zeta’s proprietary data and predictive artificial intelligence (“AI”) to acquire, grow and retain consumer relationships.

Overview

Zeta is a leading omnichannel data-driven cloud platform that provides enterprises with consumer intelligence and marketing automation software. We empower our customers to target, connect and engage consumers through software that delivers personalized marketing across all addressable channels, including email, social media, web, chat, connected TV (“CTV”) and video, among others. We believe our actionable insights derived from consumer intent enable our customers to acquire, grow and retain consumer relationships more efficiently and effectively than the alternative solutions available in the market.

Our top-rated Zeta Marketing Platform (the “ZMP”) is the largest omnichannel marketing platform with identity data at its core. The ZMP analyzes billions of structured and unstructured data points to predict consumer intent by leveraging sophisticated machine learning algorithms and the industry’s largest opted-in data set for omnichannel marketing. The ZMP connects with consumers through native integration of marketing channels and application programming interface (“API”) integration with third parties. The ZMP’s data-driven algorithms and processes learn and optimize each customer’s marketing program producing a ‘flywheel effect’ that enables our customers to test, learn and improve their marketing programs in real time. This continuous learning loop provides greater efficiency and effectiveness for our customers and creates a competitive advantage for Zeta.

The ZMP empowers our customers to personalize consumer experiences at scale across multiple touchpoints. Marketing programs are created and orchestrated by our customers through automated workflows and sophisticated dashboards. Our Consumer Data Platform (“CDP+”) ingests, analyzes and distills disparate data points to generate a single view of a consumer, encompassing identity, profile characteristics, behaviors and purchase intent, which is then made accessible through a single console. Our Opportunity Explorer synthesizes Zeta’s proprietary data and data generated by our customers to uncover consumer insights that are translated into marketing programs designed for highly targeted audiences across digital channels, including email, SMS, websites, applications, social media, CTV and chat.

Over the past decade, we have built a set of technologies and tools that make our customers’ marketing operations easier and more productive through a unified marketing platform that seamlessly bridges consumer identity, personalization, deployment and deterministic measurement across digital marketing channels and devices. We built our business model around a frictionless user experience and have enhanced and extended the platform over time to serve the evolving needs of enterprise brands. We know that the modern consumer is ‘always-on’ and has an ever-expanding digital footprint across websites, apps and connected devices. Our marketing platform not only addresses today’s complex ecosystem, but is also sufficiently flexible and robust to expand into emerging technologies such as Internet of Things (“IoT”) and augmented reality.

We have secured more than 100 patents and patent applications and employ over 500 data scientists, technologists and engineers who work on further advances to our platform.

Our business exhibits scale and growth. Revenue reached $368.1 million in 2020, a 20.3% increase from 2019, and reached $101.5 million for the three months ended March 31, 2021, a 24.9% increase from the same period in 2020. Our net loss was $53.2 million in 2020, a 38.4% increase from 2019, and $24.4 million for the three months ended March 31, 2021, a 48.8% increase from the same period in 2020. Adjusted EBITDA was $39.6 million in 2020, a 62.7% increase from 2019, and $13.0 million for the three months ended March 31, 2021, a 225.7% increase from the same period in 2020.

Industry Background & Challenges

Data-driven marketing is a critical element of the modern economy. Enterprises that focus on data-driven marketing can achieve significantly higher return on investment (“ROI”) as compared to traditional marketing, especially when delivered at scale and on a personalized basis. In recent years, digital marketing has become increasingly complex due to a variety of factors such as the proliferation of devices, fragmentation of media across platforms and an evolving regulatory framework. In response to these challenges, enterprises have experienced increased costs, reduced transparency and more onerous systems integration as they attempt to target, connect and engage modern consumers. To address these complexities, specialized software and more robust infrastructure are required.

Acceleration of Digital Transformation

In 2020, digital transformation accelerated as consumers moved online and their consumption of digital media grew. This change in consumer behavior has led to an expansion by enterprises in the rate of their investment in digital transformation. According to a KPMG survey, 79% of CEOs say that their companies are accelerating the creation of a seamless digital consumer experience as a result of the COVID-19 pandemic and 63% have increased their digital transformation budget.

IDC predicts that by 2024, spending on digital transformation technology will represent 57% of all IT spend as compared to 38% in 2019. The accelerated shift in investment towards digital is also evident in the composition of marketing budgets. In 2019, global digital marketing spending overtook spending on analog and traditional marketing for the first time. eMarketer predicts that by 2024 digital marketing will represent nearly two-thirds of all marketing spending.

As the bar to succeed in the digital ecosystem is raised, enterprises are discovering that they must evolve their assets and capabilities to improve how they acquire, grow and retain consumer relationships. Many enterprises struggle to identify the right consumers for their brand, deliver relevant experiences to such consumers and build the capability to do it over an ever-expanding number of digital channels. Legacy point solutions and data and analytics tools from the analog era were not designed to address this accelerating digital shift. Modern tools and technologies are required to personalize consumer experiences at scale and measure ROI with greater precision.

Demand for Personalized Experiences by Modern Consumers

Consumers are seeking more personalized experiences when interacting with a brand. According to PWC, 54% of all U.S. consumers say that brands need to improve their consumer experience to win or maintain their business. Walker predicts that, in 2021, consumer experience will overtake price and product as the key brand differentiator. Although enterprises are aware that more relevant consumer experiences tend to result in improved business outcomes, delivering better experiences is too complex for many enterprises to execute. They lack data assets, core capabilities and modern technologies to capitalize on this emerging development.

Evolving & Fragmented Consumer Identity

As use of personal devices and digital media expands, audience fragmentation is accelerating. A growing roster of digital publishers and an explosion of digital content presents a challenge for marketers seeking to reach a large audience spread over multiple channels. In addition, the number of devices used by individual consumers has increased and is expected to continue to grow. This multiplies the complexity of targeting, connecting and engaging the modern consumer. Although enterprises attempt to target, connect and engage consumers across multiple devices, there is inadequate cross-functional coordination, a lack of data integration across channels and poor interoperability among systems. Enterprises are seeking new approaches to identify individual consumers rather than devices or digital identifiers. This presents opportunities for companies that have the data-driven assets and capabilities to present a unified view of the consumer, deliver more relevant experiences, enable real-time learning and, ultimately, generate higher ROI based on deeper understanding of the needs, attitudes and behaviors of individuals.

Legacy Point Solutions Are Unable to Serve All of the Evolving Needs of Enterprises

Advances in computing and communications technology have enabled businesses to automate and improve their core business processes. Many businesses have purchased, built and deployed a wide range of enterprise software applications in such areas as enterprise resource planning (“ERP”) and customer relationship management (“CRM”). While technology improvements have brought increased processing power and functionality to enterprise software applications, businesses have been challenged to realize the full benefits of these applications for a variety of reasons, including difficulties with deployment and high cost of ownership. Enterprises attempting to deliver more personalized consumer experiences at scale have had to purchase, implement, maintain, upgrade, integrate and use multiple vendors and technologies to execute plans. This piecemeal approach has increased cost of ownership due to lack of inter-operability and decreased effectiveness of their marketing programs as a result of functional and integration gaps. The complexity, cost and sub-optimal results from this legacy approach have created a need for a comprehensive technology platform that serves as a dynamic end-to-end solution for enterprises.

Significant Marketing Dollar Waste Exists

Even though marketing technology has become more sophisticated, many enterprises still lack the ability to accurately calculate the return on their marketing investments. According to eMarketer calculations, companies waste an average of 26% of their marketing budgets on ineffective digital strategies and channels. Many existing data-driven strategies and tactics have proven to be ineffective. Although data vendors are able to collect consumer information across a wide range of digital properties and connected devices, enterprises struggle to realize the value of this type of data because they are unable to coordinate insights and execute across disparate channels. In addition, significant challenges with enterprise data management persist, including data security, big data ingestion, choke points, extraction of meaningful insights and a shortage of professionals who can manage sophisticated unified data systems. This typically leads to an inefficient use of data and a gap between expectations and actual results. Robust, reliable and flexible data management combined with timely, accurate analysis are among the most valuable resources marketers can use to personalize consumer experiences at scale and improve marketing ROI.

Protecting Consumer Privacy and Regulatory Challenges

Increasing awareness about how Internet user data is gathered, processed and used by marketers to create targeted marketing messages has resulted in a growing number of privacy laws and regulations globally, including the California Consumer Privacy Act in California (“CCPA”), the Video Privacy Protection Act (“VPPA”) in the U.S. and the General Data Protection Regulation (“GDPR”) in the European Union (“EU”).

We believe these developments will continue. In addition, there are a growing number of consumer-focused non-profit organizations and commercial entities advocating for privacy rights. These institutions are enabling digital consumers to assert their rights over the use of their online data in marketing transactions. Enterprises are demanding more transparent and easier to use solutions that enable them to remain in compliance with existing and emerging regulations.

Our Market Opportunity

We participate in the large, growing and rapidly evolving digital marketing industry. The sector is benefitting from an accelerated pace of consumer adoption and heightened innovation across the technology ecosystem. Increased Internet penetration, expanded use of mobile devices and modernization of legacy systems have driven digital transformation initiatives within enterprises and created new channels to target, connect and engage consumers. To utilize these digital channels more effectively and satisfy shifts in consumer preference, enterprises are increasingly employing marketing automation tools to manage their customer acquisition and retention programs. As marketers seek to maximize their digital transformation initiatives and minimize the friction of internal operations, they have increased their demand for easy-to-use, comprehensive third-party marketing technology platforms that deliver relevant communications to the right audiences, via the right channel and at the right time.

According to eMarketer, global marketing spend was approximately $647 billion in 2019 and is expected to grow to $841 billion by 2024, representing a compound annual growth rate of 5%. Within this broader global marketing spend, digital marketing spend was $325 billion in 2019 and is expected to grow to $526 billion by 2024, representing a compound annual growth rate of 10%. According to IDC, marketing software spend worldwide was approximately $19.2 billion in 2019 and was expected to grow to $35.5 billion by 2024, representing a compound annual growth rate of 13%. We believe these trends are driving the demand for marketing software solutions like ours.

The increased focus on digital marketing has also increased demand for marketing automation solutions. These solutions facilitate consumer acquisition, engagement and loyalty by leveraging data and analytics to optimize personalization of marketing programs. According to Mordor Intelligence, the marketing automation software market was estimated at approximately $6.9 billion in 2020 and is expected to grow to approximately $19.7 billion by 2026, representing a compound annual growth rate of 19%.

We believe we are well-positioned to capitalize on these market opportunities as a software and platform provider. In particular, we have one of the largest proprietary identity graphs that enhances enterprises’ targeting capabilities, patented AI that delivers personalized experiences to improve engagement and purpose-built technology that enables our customers to acquire, grow and retain consumer relationships more effectively than alternative solutions.

We sized our market using a bottom-up approach. We believe the size of our total addressable market to be approximately $36 billion. We calculated this figure by first estimating the total number of U.S. Large Enterprises, derived from U.S. Census Bureau data and which we define as firms with over 1,500 employees. We then further segmented the U.S. Large Enterprises by industry verticals in which Zeta maintains most relevance, yielding 9,558 companies. We multiplied this number of relevant U.S. Large Enterprises by our scaled customer ($1M+) average revenue per user (“ARPU”) of $3,805,734, derived from internal Company data for the year ended December 31, 2020, to arrive at the TAM.

Our Key Strengths

Omnichannel Engagement

Our omnichannel capabilities enable us to provide value to our customers by uncovering consumer insights tied to individuals’ purchase intent that can be used across digital marketing channels, thereby optimizing and measuring the effectiveness of our customers’ marketing programs. Through the ZMP, our customers can identify and target consumers across a wide range of digital channels. These channels can work independently, in parallel or in concert depending on the marketing strategies and tactics of our customers. Many of these channels, such as email and programmatic, are native to the ZMP, while others, such as social media, are accessed through API integrations with third party companies such as Facebook and Snap. The ZMP can respond quickly to technological advances and seamlessly connect with emerging digital platforms and new devices.

Actionable Insights

The ZMP monitors, aggregates and analyzes the behaviors of individuals globally across multiple points of interactions to predict interest and intent. Our customers can use the Opportunity Explorer module in the ZMP to identify, synthesize and act on consumer insights in real-time. For example, each month in the U.S. alone, our technology monitors and scores over 50 billion webpages and online discussion forum interactions, 3 billion visits to real-world locations, 1 billion purchase signals and up to 2,500 demographic and behavioral attributes to identify high value opportunities for our customers to optimize their digital marketing programs.

Recognized Leader in Marketing Automation

The ZMP was designed to enable marketing and IT professionals to integrate our platform with their existing tools and technologies quickly and seamlessly. We believe our customers choose our platform over others because of its powerful and easy to use applications, rapid integration with internal technologies and marketing channels and seamless onboarding of an enterprise’s consumer data. We have been recognized by various third-party research reports as a leading player in the marketing automation sector. For example, in 2020, we were recognized as a “Leader” by The Forrester Wave™: Email Marketing Service Providers, Q2 2020 and received the highest possible scores for our campaign management data, analytics, artificial intelligence and campaign operations capabilities. In addition, we were recognized as a “Visionary” in a market research report by a major research and advisory firm in 2017.

Secure, Scalable and Reliable Platform

The ZMP has been designed to provide our customers with high levels of reliability, data integrity, performance and security. Our public cloud deployment and IT systems within our data center have multi-zone and multi-region fail-over redundancy. We have built a comprehensive security infrastructure, including firewalls, intrusion detection systems and encryption for transmissions over the Internet, which we monitor and test on a regular basis. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost-effectively to tens of thousands of customers and millions of users. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously. Our architecture also enables us to segment access privileges across our user base.

Management Team

Our management team is highly experienced, possesses deep industry knowledge and is operationally focused. We are led by our original founders, which gives us a combination of stability and a strong entrepreneurial corporate culture. Our co-founder and CEO, David A. Steinberg, has decades of relevant industry experience with a proven track record of entrepreneurship and innovation. Our co-founder, John Sculley, was the former CEO of Apple and President of PepsiCo. The rest of our management team has worked in top enterprises and tech-forward companies, including Microsoft, Oracle, IBM, Netscape, PayPal, Accenture and Nielsen.

Our Competitive Advantages

All in One Platform

The ZMP is an end-to-end platform that gives our customers a 360-degree view of their consumer relationships, provides proprietary and actionable insights that improve business productivity and has the ability to execute across all marketing channels to improve marketing program ROI. Some of the key capabilities of our end-to-end platform include: proprietary identity data, master data management, omnichannel engagement, native integration of marketing channels and customer acquisition capabilities. We believe this sets us apart from competitors’ legacy point solutions that neither provide a full suite of capabilities nor address all primary use cases of acquisition, growth and retention.

Reduces Complexity and Cost of Total Ownership

Our business model is driven by our comprehensive platform, owned infrastructure and continuous innovation resulting from consistent investment in research and development. We believe each new release of the ZMP has delivered significant improvements in performance, reliability, scale and scope to our customers and reduced our cost base. This enables us to price our platform more competitively, allowing our customers to exit legacy technology systems and eliminate ineffective marketing programs. We believe these improvements have helped us reduce our customers’ costs and improve their ROI, enabling us to attract and retain scaled customers and grow our market share.

Patented AI Engine with Custom Built Algorithms

The ZMP was purpose-built from the ground up by our seasoned team of product experts and engineers. It was designed with patented AI at its core to maximize utility and extensibility. As the digital landscape has evolved, we have enhanced and extended our AI capabilities to address the evolving needs and requirements of our customers. We believe that the accuracy and precision of the answers delivered by our AI engine enables our customers to make faster and more effective marketing decisions and allows marketing executives to oversee profitable marketing programs.

Opted-In Data

A number of countries and regions have enacted or are considering enacting legislation that could significantly restrict the marketing industry’s ability to collect, augment, analyze, use and share data. While we do not expect these requirements to become a universal standard for data collection, we have nonetheless prepared for the possibility of such laws being enacted in the future. Accordingly, we have implemented a framework to record and apply consumer consents that meet or exceed legal requirements in the U.S. and the EU. We capture much of our opted-in data through our publisher network, which includes our commenting platform, Disqus. We are embedded on more than 6.2 million websites and more than 15 billion webpages.

Enriched Data Embedded in Customers’ Marketing Operations

ZMP seamlessly connects Zeta’s proprietary data and third-party data with each customer’s consumer data via matching processes to create a 360-degree view of the consumer while keeping Zeta’s and each customer’s data technically separated. This provides enterprises with a single source of truth that improves their understanding of consumer needs, attitudes and behaviors. This understanding is translated into personalized marketing programs and marketing spend that is optimized for ROI. With role-based access, strict data separation and advanced security functionalities, the ZMP is built for enterprise-wide adoption and scalability.

Our Growth Strategies

Our data and AI-powered platform enables our customers to personalize digital marketing experiences at scale, accelerate their revenue growth and enhance business returns. In turn, our customers’ success motivates them to increase their use of our platform, thereby accelerating our revenue and growth. Key elements of our long-term growth strategy include:

Further penetrate our existing customer base. As marketers continue to move a greater percentage of their budgets from analog to digital marketing, we believe we can rely on our extensive connections and customer base to capture a larger share of the overall marketing spend from our existing customers. Our customers span a wide spectrum of industry verticals and we believe we can achieve significant organic growth by cross-selling our existing solutions, making full use of our data capabilities and insights and by capturing increased share of our customers’ marketing spend by introducing new features and functionalities within the ZMP.

Acquire scaled customers. As traditional marketing software providers struggle to meet rapidly evolving customer demands, we believe we have a substantial opportunity to drive greater adoption of our platform through shifts in investments by enterprises. We intend to aggressively pursue new scaled customers by investing in our sales and customer service teams while driving increased efficiencies in our go-to-market approach. We also have extensive relationships with many marketing agencies and enterprises and believe we can extend our platform to provide business-to-business (“B2B”) marketing capabilities.

Continue to innovate and develop new products. We intend to continue to invest in our technology to improve our platform and enhance its features and functionalities. We designed our platform to easily accommodate new features and functions, as well as the release of entirely new solutions. With over 500 data scientists and engineers, we believe we are well positioned to quickly develop new products and take full advantage of the shift to digital marketing. Since we view data as one of our key competitive advantages, we will also continue to invest resources to expand our data offerings, both from third-party providers, as well as our proprietary data sources.

Expand into international markets. We are still early in our international expansion efforts and have a limited presence outside of the U.S., yet many of our existing customers have significant global reach, representing potential international demand for our products, which can be supported by our Zeta Identity Graph™. As we expand relationships with our existing customers in the U.S., we are also investing in select regions in Europe. In addition, we believe that Asia may represent a substantial growth opportunity, and we are in the early stages of developing our business plan with respect to these markets.

Continue to strengthen our partnership ecosystem. We are in the process of building out our global network of consulting, delivery and technology partners that can enrich our offerings, scale our coverage and help us reach a broader audience than we would be able to reach on our own. We expect this network will also extend our sales reach and provide implementation leverage both domestically and internationally. We believe these new capabilities will allow us to further strengthen our relationships with our existing customers and gain global market share.

Summary Risk Factors

Investing in our Class A common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

•	We may experience fluctuations in our operating results, which could make our future operating results difficult to predict.

•	If we fail to innovate and make the right investment decisions in our product offerings and platform, we may not attract and retain customers and our revenue and results of operations may decline.

•	Our success and revenue growth depends on our ability to add and retain scaled customers.

•	If we do not manage our growth effectively, the quality of our platform and solutions may suffer, and our business, results of operations and financial condition may be adversely affected.

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Our business and the effectiveness of our platform depends on our ability to collect and use data online. New consumer tools, regulatory restrictions and potential changes to web browsers and mobile operating systems all threaten our ability to collect such data, which could harm our operating results and financial condition and adversely affect the demand for our products and solutions.

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The standards that private entities and inbox service providers adopt in the future to regulate the use and delivery of email may interfere with the effectiveness of our platform and our ability to conduct business.

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A significant inadvertent disclosure or breach of confidential and/or personal information we process, or a security breach of our or our customers’, suppliers’ or other partners’ computer systems could be detrimental to our business, reputation, financial performance and results of operations.

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Our failure to remediate the material weaknesses in our internal control over financial reporting could result in material misstatements in our financial statements or the inability to timely report our financial condition or results of operations.

Our infrastructure depends on third-party data centers, systems and technologies to operate our business, the disruption of which could adversely affect our business, results of operations and financial condition.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on May 9, 2012, and our operating company Zeta Global Corp. was incorporated under the laws of the State of Delaware on September 28, 2007. Our principal executive offices are located at 3 Park Ave, 33rd Floor, New York, NY, 10016, and our telephone number is 212-967-5055. Our corporate website address is www.zetaglobal.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Class A common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may avail itself of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

We will present in this prospectus only two years of audited consolidated financial statements, plus any required unaudited financial statements, and related management discussion and analysis of financial condition and results of operations;

•

We will avail ourselves of the exemption from the requirement to obtain an attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Class A common stock offered by us	14,773,939 shares.

Class A common stock offered by the selling stockholders	6,726,061 shares (or 9,951,061 shares if the underwriters exercise in full their option to purchase additional shares).

Class A common stock to be outstanding after this offering	153,514,410 shares (or 155,206,807 shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock to be outstanding after this offering	37,156,095 shares (or 35,463,698 shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares of Class A common stock

The underwriters have an option to purchase up to an aggregate of 3,225,000 additional shares of our Class A common stock from the selling stockholders, including certain members of our board of directors and officers, at the initial public offering price. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our Class A common stock in this offering will be approximately $126.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that our net proceeds will be approximately $124.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by the selling stockholders. We will, however, bear the costs associated with the sale of shares of Class A common stock by the selling stockholders, which will be $4.7 million (or $7.0 million if the underwriters exercise in full their option to purchase additional shares). The selling stockholders will not deduct any underwriting discounts or commissions from the proceeds of their sale of our Class A common stock. We will deduct all underwriting discounts and commissions and pay all offering expenses in connection with this offering. See “Use of Proceeds.”

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock.

We intend to use the net proceeds of this offering as follows:

•

$19.1 million to satisfy the anticipated tax withholding and remittance obligations of holders of our outstanding restricted stock and restricted stock units that will vest in connection with this offering by repurchasing 1,637,149 shares of Class A restricted stock and 198,000 shares of Class B restricted stock and cancelling 74,708 restricted stock units (the “Tax Withholding Repurchase”), based on an assumed 32% tax withholding rate. See “Executive and Director Compensation—Treatment of Equity Awards in Connection with this Offering” for additional information regarding the vesting of these awards in connection with this offering.

•

$23.2 million to repurchase 2,217,791 shares of Class A restricted stock and cancel 98,773 restricted stock units at the election of certain holders of our restricted stock and restricted stock units for a cash purchase price equal to the public offering price in this offering (the “Class A Stock Repurchase”).

•

$21.1 million to repurchase 1,767,692 shares of Class B common stock and 342,000 shares of restricted Class B common stock from our Chief Executive Officer and Co-Founder, David Steinberg, for a cash purchase price equal to the public offering price in this offering (the “Class B Stock Repurchase” and, together with the Class A Stock Repurchase, the “Stock Repurchase”).

•

$63.2 million (or $60.9 million if the underwriters exercise their option to purchase additional shares in this offering in full) for general corporate purposes, including working capital, operating expenses and capital expenditures, although we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition.

As a result of the Tax Withholding Repurchase and the Stock Repurchase, we will repurchase an aggregate of 3,854,940 shares of Class A restricted stock and 2,307,692 shares of Class B common stock and cancel an aggregate of 173,481 restricted stock units. Certain officers and members of our board of directors will have a portion of their shares repurchased pursuant to the Tax Withholding Repurchase and the Stock Repurchase. See “Certain Relationships and Related Party Transactions—Stock Repurchase.”

Voting Rights	Shares of our Class A common stock will be entitled to one vote per share. Shares of our Class B common stock will be entitled to ten votes per share.

The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation. See “Description of Capital Stock.”

Directed Shares

At our request, the underwriters have reserved up to 4% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and other persons who have expressed an interest in purchasing common stock in the offering.

Controlled Company

Following this offering, we expect that we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—As a result of this offering, we became a “controlled company” within the meaning of the NYSE rules and, as a result, expect to qualify for, and may rely on, exemptions from certain corporate governance requirements.”

Proposed Stock Exchange Symbol	“ZETA”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

The number of shares of our Class A and Class B common stock to be outstanding after completion of this offering is based on 138,740,471 shares of our Class A common stock and 37,156,095 shares of our Class B stock outstanding as of March 31 2021, after giving effect to:

•

the conversion of 39,223,194 outstanding shares of our Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock, Series C preferred stock, Series E preferred stock, Series E-1 preferred stock, Series F preferred stock, Series F-1 preferred stock, Series F-2 preferred stock, Series F-3 preferred stock and Series F-4 preferred stock into 73,813,713 shares of our Class A common stock immediately prior to the completion of this offering (the “Preferred Conversion”);

•	8,360,331 shares of our Class A common stock issued in connection with the exercise of outstanding warrants (the “Warrant Exercise”);

•

the reclassification of 3,054,318 shares of our existing Series B common stock and 26,722,208 shares of Series A common stock into shares of Class A common stock and the reclassification of 70,108,628 shares of restricted Series A common stock into shares of restricted Class A common stock (of which 8,533,864 shares will vest in connection with this offering and 3,854,940 shares will be repurchased by us as described below) (the “Reclassification”);

•

the exchange of 39,463,787 shares of Class A common stock (after giving effect to the Preferred Conversion and the Reclassification) held by our Co-Founder and Chief Executive Officer and his affiliates for an equivalent number of shares of Class B common stock, which will be effective upon the filing and effectiveness of our amended and restated certificate of incorporation pursuant to the terms of the exchange agreement entered into between our Co-Founder and Chief Executive Officer and his affiliates and us (the “Class B Exchange”); and

•

the repurchase of an aggregate of 3,854,940 shares of restricted Class A common stock and 2,307,692 shares of Class B common stock (of which 540,000 is restricted Class B common stock) as a result of the Stock Repurchase and the Tax Withholding Repurchase.

The number of shares of our Class A and Class B common stock to be outstanding after completion of this offering is inclusive of 42,297,929 shares of restricted Class A common stock (or 41,936,183 shares of restricted Class A common stock if the underwriters exercise in full their option to purchase additional shares) and 18,736,835 shares of restricted Class B common stock issuable upon settlement. The terms of these restricted shares provide that they will not vest for at least one year following the date of the final prospectus in respect of this offering.

The number of shares of Class A common stock issued in the Preferred Conversion is based on a closing date of June 14, 2021.

The shares of Class A and Class B common stock outstanding as of March 31, 2021 excludes:

•	912,198 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, with a weighted-average exercise price of $3.19 per share;

•

1,208,598 shares of Class A common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2021 after giving effect to the Class A Stock Repurchase and the Tax Withholding Repurchase;

•	6,000,000 shares of our common stock (700,000 of which will be shares of our Class B common stock) reserved for future issuance under our 2021 Incentive Award Plan (the “2021 Plan”); and

•	2,014,975 shares of our Class A common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”).

Unless otherwise stated, information in this prospectus (except for the historical financial statements and the related discussion of such financial information) assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•	the Preferred Conversion;

•	the Warrant Exercise;

•	the Reclassification;

•	the Class B Exchange;

•	the Stock Repurchase and the Tax Withholding Repurchase;

•

no exercise of the outstanding options or settlement of the outstanding restricted stock units subsequent to March 31, 2021 (after giving effect to the Class A Stock Repurchase and the Tax Withholding Repurchase); and

•	no exercise by the underwriters of their option to purchase up to 3,225,000 additional shares of our Class A common stock from certain of the selling stockholders.

Summary Consolidated Financial and Operating Information

The following table sets forth our summary historical consolidated financial and operating information for the periods and dates indicated. The consolidated statement of operations and comprehensive loss for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2021 and the consolidated statement of operations and comprehensive loss for the three months ended March 31, 2021 and 2020 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair statement of the financial information set forth in those statements.

This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections of this prospectus and our consolidated financial statements and notes thereto for the periods and dates indicated included elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Loss

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share amounts)	2021	2020	2020	2019
Revenues	$101,463	$81,260	$368,120	$306,051
Operating expenses
Cost of revenues (excluding depreciation and amortization)	38,972	30,529	148,878	110,385
General and administrative expenses	19,132	18,793	70,849	73,344
Selling and marketing expenses	20,570	19,248	77,140	69,519
Research and development expenses	9,784	8,723	31,772	28,685
Depreciation and amortization	10,117	9,541	40,064	34,340
Acquisition related expenses	707	1,935	5,402	5,916
Restructuring expenses	287	1,193	2,090	1,388

Total operating expenses	$99,569	$89,962	$376,195	$323,577
Operating income / (loss)	1,894	(8,702)	(8,075)	(17,526)
Interest expense	2,961	4,343	16,257	15,491
Other (income) / expense	1,284	113	(126)	239
Change in fair value of warrants and derivative liabilities	23,600	2,600	28,100	4,200

Total other expenses	$27,845	$7,056	$44,231	$19,930
Loss before income taxes	(25,951)	(15,758)	(52,306)	(37,456)
Income tax (benefit) / provision	(1,577)	622	919	1,009

Net loss	$(24,374)	$(16,380)	$(53,225)	$(38,465)

Other comprehensive income / (loss):
Foreign currency translation adjustment	54	(741)	(190)	(76)

Total comprehensive loss	$(24,320)	$(17,121)	$(53,415)	$(38,541)

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share amounts)	2021	2020	2020	2019
Net loss per share
Net loss	$(24,374)	$(16,380)	$(53,225)	$(38,465)
Cumulative redeemable convertible preferred stock dividends	3,894	3,660	19,571	17,278

Net loss available to common stockholders	$(28,268)	$(20,040)	$(72,796)	$(55,743)
Basic loss per share	$(0.86)	$(0.61)	$(2.23)	$(1.77)
Diluted loss per share	$(0.86)	$(0.61)	$(2.23)	$(1.77)
Weighted average number of shares used to compute net loss per share(1)
Basic	32,846,991	32,607,406	32,589,409	31,579,301
Diluted	32,846,991	32,607,406	32,589,409	31,579,301
Pro forma net loss per share (unaudited)(2)
Basic	(0.39)	N/A	(0.84)	N/A
Diluted	(0.39)	N/A	(0.84)	N/A
Pro forma weighted average number of shares used to compute net loss per share (unaudited)(2)
Basic	117,909,914	N/A	118,296,703	N/A
Diluted	117,909,914	N/A	118,296,703	N/A

(1)

See Note 20 to our consolidated financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

(2)

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders has been computed using the weighted-average number of common shares outstanding after giving pro forma effect to (a) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering, (b) the Preferred Conversion, (c) the Warrant Exercise, (d) the Reclassification and (e) the Class B Exchange.

	Three months ended March 31, 2021	Year ended December 31, 2020
Numerator:
Net loss	(24,374)	(53,225)
Less: Stock compensation expense	(103,828)	(103,828)
Add: Write down of warrants and derivative liabilities	81,700	58,100

Pro forma net loss attributable to common stockholders	(46,505)	(98,953)

Denominator:
Weighted average Series A Common	26,306,393	26,108,723
Weighted average Series B Common	3,054,318	3,054,318
As converted redeemable convertible preferred shares	70,905,591	71,491,359
Warrants exercised	8,350,676	8,349,367
Restricted stock and restricted stock units vesting	9,292,936	9,292,936

Pro forma weighted average number of shares of common stock, basic and diluted	117,909,914	118,296,703

Consolidated Balance Sheet Data

	As of March 31, 2021
($ in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
Cash and cash equivalents	$52,103	$52,103	$115,265
Total assets	286,427	286,427	349,589
Total liabilities	390,303	308,603	308,603
Redeemable convertible preferred stock	154,210	—	—
Additional paid-in capital	33,894	188,022	355,002
Accumulated deficit	(266,628)	(184,928)	(288,756)
Total stockholders’ deficit	(258,086)	(22,176)	40,986

(1)

The pro forma column gives effect to (a) the filing and effectiveness of our amended and restated certificate of incorporation upon the closing of this offering, (b) the Preferred Conversion, (c) the Warrant Exercise, (d) the Reclassification and (e) the Class B Exchange.

(2)

The pro forma as adjusted column gives effect to the pro forma adjustments described in footnote (1) above and gives further effect to (i) the sale of 14,773,939 shares of Class A common stock by us in this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the Stock Repurchase and the Tax Withholding Repurchase.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with our financial statements and the related notes and the other information contained in this prospectus before you decide whether to buy our Class A common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could be materially and adversely affected. As a result, the market price of our Class A common stock could decline, and you may lose all or part of the money you paid to buy our Class A common stock. The risks described below are those that we believe are the material risks that we face but other risks may arise from time to time. See “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business and Our Industry

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict.

Our quarterly and annual operating results have fluctuated in the past, and we expect our future operating results to fluctuate due to a variety of factors, many of which are beyond our control. Our liquidity and revenue can fluctuate quarter to quarter as certain of our customers have seasonal marketing spend. The varying nature of our pricing mix between periods, customers and products may also make it more difficult for us to forecast our future operating results. Further, these factors may make it more difficult to make comparisons between prior, current and future periods. As a result, period-to-period comparisons of our operating results should not be relied upon as an indication of our future performance.

In addition, the following factors may cause our operating results to fluctuate:

•	our ability to attract scaled customers and retain and increase sales to existing customers;

•	changes in our pricing policies, the pricing policies of our competitors and the pricing or availability of data or other third-party services;

•	the seasonal budgeting cycles and internal marketing budgeting and strategic purchasing priorities of our customers;

•	our ability to continue to develop and offer products and solutions that are superior to those of our competitors;

•	our ability to develop our existing platform and introduce new solutions on our platform;

•	our ability to retain and attract top talent;

•

our ability to anticipate or respond to changes in the competitive landscape, or improvements in the functionality of competing solutions that reduce or eliminate one or more of our competitive advantages;

•

our ability to maintain and expand our relationships with data centers and strategic third-party technology vendors, who provide floor space, bandwidth, cooling and physical security services on which our platform operates;

•	our ability to successfully expand our business internationally;

•

the emergence of significant privacy, data protection, security or other threats, regulations or requirements applicable to our business and shifting views and behaviors of consumers concerning use of data and data privacy;

•	extraordinary expenses, such as litigation or other dispute-related settlement payments; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors referred to above or the cumulative effect of any combination of factors referred to above may result in our operating results being below our expectations and the expectations of securities analysts and investors, or may result in significant fluctuations in our quarterly and annual operating results, including fluctuations in our key performance indicators (“KPIs”). This variability and unpredictability could result in our failure to meet our business plan or the expectations of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature in the short term and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on our results of operations in the short term.

If we fail to innovate and make the right investment decisions in our product offerings and platform, we may not attract and retain customers and our revenue and results of operations may decline.

Our industry is subject to rapid and frequent changes in technology, evolving customer needs and the frequent introduction by our competitors of new and enhanced offerings. We must regularly make investment decisions regarding offerings and technology to maintain the technological competitiveness of our products and platform and meet customer demand and evolving industry standards. As we continue to grow and attract a broader customer base, we will have to invest more time and effort to maintain a certain level of performance in our products and platform.

The complexity and uncertainty regarding the development of new technologies and the extent and timing of market acceptance of innovative products and solutions create difficulties in maintaining this competitiveness. The success of any enhancement or new solution depends on many factors, including timely completion, adequate quality testing, appropriate introduction and market acceptance. If our competitors are able to orientate their product to meet the specific needs of a particular industry better than us, they may be able to amass market share faster than us and by consequence, reduce our current and future revenues. Without the timely introduction of new products, solutions and enhancements, our offerings could become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer. New customer demands, superior competitive offerings or new industry standards could require us to make unanticipated and costly changes to our platform or business model. If we fail to enhance our current products and solutions or fail to develop new products to adapt to our rapidly changing industry or to evolving customers’ needs, demand for our platform could decrease and our business, operating results and financial condition may be adversely affected.

Our success and revenue growth depends on our ability to add and retain scaled customers.

Our success is dependent on regularly adding new customers, in particular new scaled customers, and increasing our existing customers’ usage of our platform. We also continually work on converting our non-scaled customers into scaled customers, which represented 95%, 96% and 95% of our revenue as of March 31, 2021 and December 31, 2020 and 2019, respectively. Many of our contracts and relationships with customers do not include automatic renewal or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Our customers, in particular our scaled customers, typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. Our customers may also choose to decrease their overall marketing spend for any reason, including if they do not believe they are generating a sufficient return on their marketing spend. Accordingly, we must continually work to win new scaled customers and retain existing scaled customers, increase their usage of our platform and capture a larger share of their marketing spend. We may not be successful at educating and training our new and existing customers on how to use our platform, in particular our advanced reporting tools, in order for them to benefit from it and generate revenues.

In 2020, our top ten customers accounted for less than 35% of our total revenue and no customer accounted for more than 10% of our total revenue. Occasionally, we enter into separate contracts and billing relationships with individual marketing agencies that are owned by the same holding company and account for them as separate customers. However, if a holding company of multiple marketing agencies chooses to exert control over the individual agencies in the future and terminate their relationship with us, it could result in a disproportionate loss of revenue.

If our customers, in particular our scaled customers, decide not to continue to use our platform or decrease their usage of our platform for any reason, or if we fail to attract new customers and turn them into scaled customers, our revenue could decline, which would materially and adversely harm our business, operating results and financial condition. We cannot assure you that our scaled customers will continue to use and increase their spend on our platform or that we will be able to attract a sufficient number of new scaled customers to continue to grow our revenue. If scaled customers representing a significant portion of our business decide to materially reduce their use of our platform or cease using our platform altogether, our revenue could be significantly reduced, which could have a material adverse effect on our business, operating results and financial condition. We may not be able to replace scaled customers who decrease or cease their usage of our platform with new scaled customers that will use our platform to the same extent.

If we do not manage our growth effectively, the quality of our platform and solutions may suffer, and our business, results of operations and financial condition may be adversely affected.

The continued growth in our business may place demands on our infrastructure and our operational, managerial, administrative and financial resources. Our success will depend on the ability of our management to manage growth effectively. Among other things, this will require us at various times to:

•	strategically invest in the development and enhancement of our platform and data center infrastructure;

•	improve coordination among our engineering, product, operations and other support organizations;

•	manage multiple relationships with various partners, customers and other third parties;

•	manage international operations;

•	develop our operating, administrative, legal, financial and accounting systems and controls; and

•

recruit, hire, train and retain personnel, especially those possessing extensive engineering skills and experience in complex technologies and data sciences, of which there is limited supply and increasing demand.

If we do not manage our growth well, the efficacy and performance of our platform may suffer, which could harm our reputation and reduce demand for our platform and solutions. Failure to manage future growth effectively could have an adverse effect on our business, results of operations and financial condition.

We often have long sales cycles, which can result in significant time between initial contact with a potential customer and execution of a customer agreement, making it difficult to project when, if at all, we will obtain new customers and when we will generate revenue from those customers.

As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our platforms and solutions. We may spend substantial time and resources prospecting for new business or responding to requests for proposals from potential customers, and these efforts may not result in us ultimately generating any revenue from a potential customer. It is possible that we will be unable to recover any of these expenses.

Our results of operations also depend on sales to enterprise customers, which make product purchasing decisions based in part or entirely on factors, or perceived factors, not directly related to the features of our platform, including, among others, a customer’s projections of business growth, uncertainty about economic conditions (including as a result of the recent COVID-19 pandemic), capital budgets, anticipated cost savings from the implementation of our platform, potential preference for such customer’s internally-developed software solutions, perceptions about our business and platform, more favorable terms offered by potential competitors, and previous technology investments. As a result of these and other factors, there can be no assurance that we will be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition and results of operations could be adversely affected.

Our industry is intensely competitive, and if we do not effectively compete against current and future competitors, our business, results of operations and financial condition could be harmed.

Our industry is intensely competitive. To sustain and grow our revenue, we must continuously respond to the different trends driving our industry. We generally have flexible master services agreements in place with our customers. Such agreements allow our customers to change the amount of spend through our platform or terminate our services with limited notice. As a result, the introduction of new entrants or technology that are superior to or that achieve greater market acceptance than our products and solutions could negatively impact our revenue. In such an event, we may experience a reduction in market share and may have to respond by reducing our prices, resulting in lower profit margins for us.

There has also been rapid evolution and consolidation in the marketing technology industry, and we expect this trend to continue. Larger companies typically have more assets to purchase emerging companies or technologies, which gives them a competitive edge. If we are not able to effectively compete with these consolidated companies, we may not be able to maintain our market share and may experience a reduction in our revenue. Our success depends on our ability to retain key members of our management team, and on our ability to hire, train, retain and motivate new employees.

Our success depends upon the continued service of members of our senior management team and other key employees. Our Co-Founder and Chief Executive Officer, David Steinberg, is critical to our overall management, as well as the continued development of our platform, relationships with our customers and vendors and our overall strategic direction. We do not maintain “key person” insurance for any member of our senior management team or any of our other key employees. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. In addition, some of our key employees may receive significant proceeds from sales of our Class A common stock after this offering, which may reduce their motivation to continue to work for us. As a result, we may be unable to retain them, which could make it difficult to operate our business, cause us to lose expertise or know-how and increase our recruitment and training costs.

Our success also depends on our ability to hire, train, retain and motivate new employees. Competition for employees in our industry can be intense, and we compete for experienced personnel with many companies that have greater resources than we have. The market for engineering talent is particularly intense in New York, where we are headquartered and in the San Francisco Bay Area, the EU and India where we have offices. Our future growth will also depend in part on our ability to establish sales teams that effectively solve problems and efficiently execute our objectives. We will need to establish teams that are well versed in complex and varied systems of distribution across national, regional and international markets. We believe that there is significant competition for sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel with relevant industry knowledge and strong selling skills.

We believe our corporate culture has been critical to our success and we plan to invest substantial time and resources to continue building it. In particular, Diversity, Equality and Inclusion (“DEI”) is a strategic imperative at Zeta. Our DEI team is focused on driving inclusiveness, innovation and stronger business results by attracting a more diverse talent pool and creating a more inclusive work environment for all our employees around the world. Although we have adopted policies to promote compliance with laws and regulations as well as to foster a respectful workplace for all employees, our employees may fail to abide by these policies. In addition to damaging our reputation, actual or alleged misconduct could affect the confidence of our shareholders, regulators and other parties and could have a material adverse effect on our business, financial condition and operating results.

We are subject to payment-related risks if customers dispute or do not pay their invoices, and any decreases or significant delays in payments could have a material adverse effect on our business, results of operations and financial condition. These risks may be heightened as a result of the COVID-19 pandemic and resulting economic downturn.

We may become involved in disputes with our customers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. In the past, certain customers have sought to slow their payments to us or been forced into filing for bankruptcy protection, resulting in delay or cancelation of their pending payments to us. These challenges have been exacerbated by the COVID-19 pandemic and resulting economic impact, and a number of our customers are experiencing financial difficulties and liquidity constraints. In certain cases, customers have been unable to timely make payments, and we have suffered losses. Certain of our contracts with marketing agencies state that if their customer does not pay the agency, the agency is not liable to us, and we must seek payment solely from their customer, a type of arrangement called sequential liability. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with the customer.

If we are unable to collect customers’ fees on a timely basis or at all, we could incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies, and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, financial condition and operating results. Even if we are not paid by our customers on time or at all, we may still be obligated to pay for the inventory we have purchased for our customers’ marketing campaigns, and consequently, our results of operations and financial condition would be adversely impacted.

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management and could disrupt our business, dilute stockholder value and adversely affect our business, results of operations and financial condition.

As part of our growth strategy, we may acquire or invest in other businesses, assets or technologies that are complementary to and fit within our strategic goals. Acquisitions are inherently risky and if they fail, they can result in necessary costly remediating steps such as litigation and divesture. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. The anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations and financial condition, including risks arising from:

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difficulties in integrating the operations, technologies, product or service offerings, administrative systems and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of the acquired businesses;

•	inability to maintain key business relationships and reputations of the acquired businesses;

•	diversion of management attention from other business concerns;

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litigation arising from the acquisition or the activities of the acquired businesses, including claims from terminated employees, customers, former stockholders or other third parties and intellectual property disputes;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects;

•	failure to generate the expected financial results related to an acquisition on a timely manner or at all;

•	weak, ineffective, or incomplete data privacy compliance strategies by the acquired company resulting in our inability to use acquired data assets;

•	failure to accurately forecast the financial or other business impacts of an acquisition; and

•	implementation or remediation of effective controls, procedures and policies for acquired businesses.

To fund future acquisitions, we may pay cash, which would diminish our cash reserves, or issue additional shares of our Class A common stock, which could dilute your investment in our company. Borrowing to fund an acquisition would result in increased fixed obligations and could also subject us to covenants or other restrictions that could limit our ability to effectively run our business.

Our international operations subject us to additional costs and risks, and may not yield returns, and our continued international expansion may not be successful.

We have entered into several international markets and expect to enter into additional markets in the future. For the years ended December 31, 2020 and December 31, 2019, we generated approximately 7% and 5% of our revenue, respectively, from outside the U.S. For the three months ended March 31, 2021 and March 31, 2020, we generated approximately 8% of our revenue from outside the U.S. We expect to continue to expand our international operations, which may require significant management attention and financial resources and may place burdens on our management, administrative, operational, legal and financial infrastructure. The costs and risks inherent in conducting business internationally include:

•	difficulty and costs associated with maintaining effective controls at foreign locations;

•	adapting our platform and solutions to non-U.S. customer preferences and customs;

•	difficulties in staffing and managing foreign operations;

•	difficulties in enforcing our intellectual property rights;

•	new and different sources of competition;

•	regulatory and other delays and difficulties in setting up foreign operations;

•	compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and the United Kingdom (“UK”) Anti-Bribery Act 2010, by us, our employees and our business partners;

•	compliance with export and import control and economic sanctions, laws and regulations, such as those administered by the U.S. Office of Foreign Assets Control;

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compliance with foreign data privacy laws, such as the EU ePrivacy Directive, GDPR and United Kingdom General Protection Regulation (“UK-GDPR”), which could materially diminish our ability to collect data and/or the effectiveness of our platform;

•	restrictions on the transfers of funds;

•	currency exchange rate fluctuations and foreign exchange controls;

•	economic and political instability in some countries;

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compliance with the laws of numerous taxing jurisdictions where we conduct business, potential double taxation of our international earnings, and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws; and

•	the complexity and potential adverse consequences of U.S. tax laws as they relate to our international operations.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could harm our ability to increase international revenues and, consequently, could adversely affect our business, results of operations and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to manage these risks successfully could adversely affect our business, results of operations and financial condition.

Our use and reliance upon technology and development resources in India may expose us to unanticipated costs and liabilities, which could affect our ability to realize cost savings from our technology operations in India and other non-U.S. locations.

We conduct a significant amount of our technology and product development work in India and other global locations. We cannot assure you that our reliance upon development resources in India and other non-U.S. locations will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our operations in India involve significant risks, including:

•	difficulty hiring and retaining engineering and management resources due to intense competition for such resources and resulting wage inflation;

•	heightened exposure to changes in economic, security and political conditions;

•	different standards of protection for intellectual property rights and confidentiality protection;

•	the effects of the COVID-19 pandemic on general health and economic conditions; and

•	fluctuations in currency exchange rates and tax compliance.

The enforcement of intellectual property rights and confidentiality protections in India may not be as effective as in the U.S. or other countries. Policing unauthorized use of proprietary technology is difficult and expensive and we might need to resort to litigation to protect our trade secrets and confidential information. The experience and capabilities of Indian courts in handling intellectual property litigation vary, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, results of operations and financial condition.

We expect to continue to rely on significant cost savings obtained by concentrating our technology and development and engineering work in India and other non-U.S. locations, but difficulties resulting from the factors noted above and other risks related to our operations in India or such other non-U.S. locations could increase our expenses and harm our competitive position. The historical rate of wage inflation has been higher in India than in the U.S. In addition, if the Rupee strengthens against the U.S. Dollar, our costs would increase. If the cost of technology and development work in India significantly increases or the labor environment in India changes unfavorably, our cost savings may be diminished. Any such developments could adversely affect our business, results of operations and financial condition.

Our business is subject to the risk of catastrophic events such as pandemics, earthquakes, flooding, fire and power outages, and to interruption by man-made problems such as terrorism.

Our business is vulnerable to damage or interruption from pandemics, earthquakes, extreme weather events, flooding, fire, power outages, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. A significant natural disaster could have a material adverse effect on our business, results of operations and financial condition, and our insurance coverage may be insufficient to compensate us for losses that we may incur. As we rely heavily on our data center facilities, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt publishers’ and partners’ businesses, which could have an adverse effect on our business, results of operations and financial condition. In particular, the COVID-19 pandemic, including the reactions of governments, markets and the general public, has resulted in a number of adverse consequences for our business, results of operations and financial condition, many of which are beyond our control. These impacts to our business, in addition to the impacts felt by the global economy, have yet to be fully realized. Future actions taken by governmental bodies, regulatory authorities and other third parties as a result of the COVID-19 pandemic are highly uncertain in both scope and impact, and the negative effects of such actions may exacerbate the other risks mentioned in this section.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

We may need to raise additional capital to fund operations in the future or to finance acquisitions or other business objectives. Such additional capital may not be available on favorable terms or at all. Lack of sufficient capital resources could significantly limit our ability to meet our financial obligations or to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or convertible debt securities would dilute your stock ownership, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies and geographic expansion.

Our loan agreement contains operating and financial covenants that may restrict our business and financing activities.

As of the date hereof, we had $185.0 million outstanding under our loan and security agreement (“Senior Secured Credit Facility”) with Bank of America, N.A., dated February 3, 2021. Borrowings under this agreement are secured by substantially all of our assets. For more information on our outstanding long-term borrowing, see Note 22 to our consolidated financial statements. This Senior Secured Credit Facility also restricts our ability, without the lender’s written consent, to, among other things:

•	dispose of or sell our assets;

•	make material changes in our business or management;

•	consolidate or merge with other entities;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments;

•	enter into transactions with affiliates; and

•	pay off or redeem subordinated indebtedness.

In addition, our Senior Secured Credit Facility contains customary minimum quarterly financial maintenance covenants.

The operating and financial restrictions and covenants in the Senior Secured Credit Facility, as well as any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in, expand, or otherwise pursue our business activities and strategies. Our ability to comply with these or other covenants may be affected by events beyond our control, and future breaches of these or other covenants could result in a default under the Senior Secured Credit Facility. If not waived, future defaults could cause all of the outstanding indebtedness under the Senior Secured Credit Facility to become immediately due and payable and our access to further credit under the Senior Secured Credit Facility may terminate. If we do not have or are unable to generate sufficient cash to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we would be required to obtain additional debt or equity financing, which may not be available on favorable terms, or at all, which may negatively impact our ability to operate and continue our business as a going concern.

Our tax liabilities may be greater than anticipated.

The U.S. and non-U.S. tax laws applicable to our business activities are subject to interpretation and are changing. We are subject to audit by the Internal Revenue Service and by taxing authorities of the state, local and foreign jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, use and hold our intellectual property, the jurisdictions in which we operate, how tax authorities assess revenue-based taxes such as sales and use taxes, the scope of our international operations, and the value we ascribe to our intercompany transactions. Taxing authorities may challenge, our tax positions and methodologies for valuing developed technology or intercompany arrangements, positions regarding the collection of sales and use taxes, and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Any changes, ambiguity, or uncertainty in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, including the position of taxing authorities with respect to revenue generated by reference to certain digital services, could also materially impact our income tax liabilities. Although we believe we will make reasonable estimates and judgments, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could adversely affect our business, results of operations and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”) during our history. Under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change taxable income may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a corporation, as well as changes in ownership arising from new issuances of stock by the corporation. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit our ability to utilize our pre-change NOLs or other pre-change tax attributes if we undergo a future ownership change. We may have experienced ownership changes in the past and could experience one or more ownership changes in the future, including in connection with this offering and as a result of future changes in our stock ownership, some of which changes may be outside our control. Similar provisions of state tax law may also apply to our state NOLs. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset post-change taxable income may be subject to limitations. For these reasons, we may not be able to utilize a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

Changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”), is determined and the transition to other benchmarks may adversely affect our results of operations.

LIBOR and certain other “benchmarks” have been the subject of continuing national, international and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences which cannot be predicted. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S. based group convened by the Federal Reserve Board and the Federal Reserve Bank of New York, was formed. The ARRC is comprised of a diverse set of private sector entities and a wide array of official-sector entities, banking regulators, and other financial sector regulators. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”), as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Financial regulators in the UK, the EU, Japan and Switzerland have also formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States.

Borrowings under certain of our funding arrangements bear an interest rate based on certain tenors of LIBOR. Uncertainty regarding the continued use and reliability of LIBOR as a benchmark interest rate could adversely affect the performance of LIBOR relative to its historic values. Even if financial instruments are transitioned to alternative benchmarks, such as SOFR, successfully, the new benchmarks are likely to differ from LIBOR, and our interest expense associated with our outstanding indebtedness or any future indebtedness we incur may increase. Further, transitioning to an alternative benchmark rate, such as SOFR, may result in us incurring significant expense and legal risks, as renegotiation and changes to documentation may be required in effecting the transition. Any alternative benchmark rate may be calculated differently than LIBOR and may increase the interest expense associated with our existing or future indebtedness.

Any of these occurrences could materially and adversely affect our borrowing costs, financial condition, and results of operations.

Risks Related to Data Security and Intellectual Property

Our business and the effectiveness of our platform depends on our ability to collect and use online data. New tools used by consumers to limit data collection, regulatory restrictions and potential changes to web browsers and mobile operating systems affect our ability to collect such data, which could harm our operating results and financial condition.

We have one of the largest compilations of personal data relating to U.S. and international consumers in the world. The ability of our platform to deliver high quality solutions to our customers is based on our technology’s capability to derive relevant, actionable insights from the data that we ingest into our systems and our ability to execute marketing programs across digital channels such as email, social media, website and other touchpoints to engage consumers. The principal way that we collect individual opted-in data is directly from the consumers when they register with our platform, such as the Disqus commenting system, or partners’ services. We also use various tracking technologies, both proprietary and those provided through third-party suppliers in order to connect to individuals across marketing channels for the purpose of targeting consumers and delivering campaigns. The future of these and other digital data collection practices is evolving, with some prominent companies in the industry recently announcing that they will implement their own individual data collection tools and phase out others. This approach may or may not be compatible with our current operations in those channels and platforms. It is yet to be determined if there will be an industry-wide framework for targeting consumers in a digital environment. Furthermore, regulatory and legislative actions may influence which data collection tools are permitted in various jurisdictions and may further restrict our data collection efforts. Without this incremental data, we may not have sufficient insight into the consumer’s activity to provide some of our current tools, which may impact our capacity to execute our customers’ programs efficiently and effectively.

Consumers can, with increasing ease, implement technologies that limit our ability to collect and use data to track and deliver our solutions across different marketing channels and platforms. Various digital tracking tools may be deleted or blocked by consumers. The most commonly used internet browsers also allow consumers to modify their browser settings to block first-party cookies (placed directly by the publisher or website owner that the consumer intends to interact with), which are not affected by changes from web browsers and operating systems, or third-party cookies (placed by parties that do not have direct relationship with the consumer), which some browsers may block by default. Mobile devices using Android and iOS operating systems limit the ability of cookies, or similar technology, to track consumers while they are using applications other than their web browser on the device. Even if cookies and ad blockers do not ultimately have an adverse effect on our business, investor concerns about the utility and robustness of these tracking technologies could limit demand for our stock and cause its price to decline.

We also partner with third-party data suppliers and publishers. When we purchase or license from third-party data suppliers, we are dependent upon our ability to obtain such data on commercially reasonable terms and in compliance with applicable regulations. If a substantial number of data suppliers were to withdraw or withhold their data from us, or if we had to terminate our ties with data suppliers either due to commercial or regulatory reasons, our ability to provide products to our customers could be materially adversely impacted, which could result in decreased revenues and operating results. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

The standards that private entities and inbox service providers adopt in the future to regulate the use and delivery of email may interfere with the effectiveness of our platform and our ability to conduct business.

Our business is dependent on email services for promoting our customers’ brands, products and services. Other private entities often advocate standards of conduct or practices that significantly exceed current legal requirements and classify certain solicitations that comply with current legal requirements as impermissible “spam.” Some of these entities maintain “blacklists” of companies and individuals, and the websites, inbox service providers and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial solicitations that the blacklisting entity believes are appropriate. If a company’s IP addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity’s service or uses its blacklist.

From time to time, some of our IP addresses have become, and we expect will continue to be, listed with one or more blacklisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses blacklisted due to our scale and volume of emails processed, compared to our smaller competitors. While the overall percentage of such email solicitations that our individual customers send may be at or below reasonable standards, the total aggregate number of all emails that we process on behalf of our customers may trigger increased scrutiny from these blacklisting entities. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, blacklisting of this type could undermine the effectiveness of our customers’ transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations.

Inbox service providers can also block emails from reaching their users. While we continually improve our own technology and work closely with inbox service providers to maintain our deliverability rates, the implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers’ emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform to comply with the changed policy in a reasonable amount of time. In addition, some inbox service providers categorize as “promotional” emails that originate from email service providers and, as a result, direct them to an alternate or “tabbed” section of the recipient’s inbox. If inbox service providers materially limit or halt the delivery of our customers’ emails, or if we fail to deliver our customers’ emails in a manner compatible with inbox service providers’ email handling or authentication technologies or other policies, or if the open rates of our customers’ emails are negatively impacted by the actions of inbox service providers to categorize emails, then customers may question the effectiveness of our platform and cancel their accounts.

Additionally, changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. For example, electronic marketing and privacy requirements in the EU are highly restrictive and differ greatly from those currently in force in the U.S. which could cause fewer individuals in the EU to subscribe to our marketing messages and drive up our costs and risk of regulatory oversight and fines if we are found to be non-compliant. These restrictions could prevent us from obtaining enough data to produce effective marketing results for our customers in these markets. Our use of email and other messaging services to send communications to consumers may also result in legal claims against us, for which we may incur increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by our customers’ end consumers could materially and adversely affect our business, financial condition and operating results.

If we fail to detect or prevent fraud or malware intrusion on our platform, devices, or systems, or into the systems or devices of our customers and their consumers, publishers could lose confidence in our platform, and we could face legal claims, any of which could adversely affect our business, results of operations and financial condition.

We may be the target of fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate customer purchases through our platform, or to disrupt or divert the operation of the systems, and devices of our publishers, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other unauthorized or illicit purposes. Those activities could also introduce malware through our platform in order to commandeer or gain access to confidential information or personal information. We use third-party tools and proprietary technology to identify non-human traffic and malware, and we may reduce or terminate relationships with customers that we find to be engaging in such activities. Perpetrators of fraudulent impressions and malware frequently change their tactics and may become more sophisticated over time, requiring both us and third parties to improve processes for assessing the quality of publisher inventory and controlling fraudulent activity. In the meantime, new or changing data privacy laws (in particular outside the U.S.) could potentially interfere with the data collection required in order to detect fraud. If we fail to detect or prevent fraudulent or malicious activity of this sort, our reputation could be damaged, customers may contest payment, demand refunds or fail to give us future business, or we could face legal claims from customers. Even if we are not directly involved in fraud or malicious activity, any sustained failures of others in our industry to adequately detect and prevent fraud could generate the perception that digital marketing is unsafe and lead our customers to avoid digital marketing products like ours.

A significant inadvertent disclosure or breach of confidential and/or personal information we process, or a security breach of our or our customers’, suppliers’, or other partners’ computer systems could be detrimental to our business, reputation, financial performance and results of operations.

The nature of our business means that we process large databases of personal information, including maintaining and storing large databases of such information, not only on our own behalf, but also on our customers’ and others’ behalf. As a result, we face heightened risk of suffering cyber-related harm such as a data breach or data being misappropriated by a malicious insider or unauthorized party. Such parties could attempt to gain entry to our systems (including by gaining employment at Zeta) for the purpose of stealing data, including confidential information or personal information, or breaching our security systems. In particular, we, like other organizations, especially in the digital marketing industry and marketing technology industry, are routinely subject to attempts by such third parties (e.g., cybersecurity threats, attempted data privacy breaches, or other incidents), which if successful, may result in either threatened or actual exposure leading to unauthorized access, disclosure and misuse of confidential information, personal information or other information regarding customers, suppliers, partners, vendors, employees, or our company and business. Even where we have invested in industry standard security, a breach may be due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of our customers, vendors, suppliers, their products, or otherwise. Third parties may also attempt to fraudulently induce employees to disclose sensitive information through a process known as social engineering. This includes disclosing data such as usernames, passwords or other information to gain access to our customers’ data or our data, including intellectual property and other confidential information. Techniques used to obtain unauthorized access to, or sabotage IT systems, change frequently, grow more complex over time, and often are not recognized until launched against a target Given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure the data, including confidential information and personal information we maintain, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of such data, other security events that impact the integrity or availability of such data, or our systems and operations and any data contained in such systems and operations. We may incur significant costs in protecting against or remediating such events, including cyber-attacks. Any security breach could result in operational disruptions that impair our ability to meet our customer’s requirements, which could result in decreased revenue. We carry insurance comparable to our industry. However, we cannot guarantee that our insurance coverage will be sufficient to cover all losses.

Whether there is an actual or a perceived breach of our security, our reputation could suffer irreparable harm, causing our current and prospective customers to reject our products in the future, deterring data suppliers from supplying us data or customers from uploading their data on our platform, or changing customers’ behaviors and use of our technology. Further, we could be forced to expend significant resources in response to a security breach, including those expended in notifying individuals and providing mitigating solutions, repairing system damage, increasing cyber security protection costs by deploying additional personnel and protection technologies, and litigating and resolving legal claims or governmental inquiries and investigations, all of which could divert the attention of our management and key personnel away from our business operations.

We depend on third-party data centers, systems and technologies to operate our business, the disruption of which could adversely affect our business, results of operations and financial condition.

We rely on data centers and third-party technology vendors in order to operate our business. Any damage to or failure of our systems generally would prevent us from operating our business. We host our company-owned infrastructure at third-party data centers. We are also dependent on third-party providers to provide industry standard protection against potential damages such as cyber intrusions, natural disasters, criminal acts and technical maintenance. In the event of damage or interruption, it is unlikely that we would be appropriately compensated for the reputational harm that such an interruption would create regardless of any damages we may recover from such third parties or any insurance policy in place. This would in turn reduce our revenue, subject us to liability and may cause us to lose customers, any of which could materially adversely affect our business.

Additionally, improving our platform’s infrastructure and expanding its capacity in anticipation of growth in new channels and formats, as well as implementing technological enhancements to our platform to improve its efficiency and cost-effectiveness are key components of our business strategy, and if our third-party data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. Any changes in the service levels at our third-party data centers or any errors, service interruptions, defects, disruptions, or other performance problems could adversely affect our reputation, expose us to liability, cause us to lose customers, or otherwise adversely affect our business, results of operations and financial condition.

We also rely on computer hardware purchased or leased from, software licensed from, content licensed from and services provided by a variety of third parties, which include databases, operating systems, virtualization software, tax requirement content and geolocation content and services. Any errors, bugs or defects in such third-party hardware, software, content or services could result in errors or a failure of our solutions, which could harm our business. Additionally, we cannot assure you that these third-party leases or licenses, or support for such leased or licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. We cannot be certain that our suppliers or licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. In the future, we might need to license other hardware, software, content or services to enhance our products and meet evolving customer requirements. Any inability to license or otherwise obtain such hardware or software could result in a reduction in functionality, or errors or failures of our products, until equivalent technology is either developed by us or, if available, is identified, obtained through purchase or license, and integrated into our solutions, any of which may reduce demand for our solutions and increase our expenses. In addition, third-party licenses may expose us to increased risks, including risks associated with the integration of new technology, the diversion of resources from the development of our own proprietary technology, and our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs, all of which may increase our expenses and harm our results of operations.

Our intellectual property rights may be difficult to enforce and protect, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantage and having an adverse effect on our business, results of operations and financial condition.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantage and harming our business. Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or otherwise acquire, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business might be adversely affected.

Policing unauthorized use of our technology is difficult. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those of the U.S., and mechanisms for enforcement of our proprietary rights in such countries may be inadequate. If we are unable to protect our proprietary rights (including in particular, the proprietary aspects of our platform) we may find ourselves at a competitive disadvantage to others who have not incurred the same level of expense, time and effort to create and protect their intellectual property.

We rely upon a combination of trade secrets, third-party confidentiality and non-disclosure agreements, additional contractual restrictions on disclosure and use, and trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary technology and intellectual property rights. Establishing trade secret, copyright, trademark, domain name and patent protection can be difficult and expensive, and the laws, procedures and restrictions may provide only limited protection. It may be possible for unauthorized third parties to copy or reverse engineer aspects of our technology or otherwise obtain and use information that we regard as proprietary, or to develop technologies similar or superior to our technology or design around our proprietary rights, despite the steps we have taken to protect our proprietary rights. Our contracts with our employees and contractors that relate to intellectual property issues generally restrict the use of our confidential information solely in connection with our products. However, theft or misuse of our proprietary information could occur by employees or contractors who have access to our technology.

While we have issued patents and have patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or such patent protection may not be obtained quickly enough to meet our business needs. Furthermore, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. The scope of patent protection also can be reinterpreted after issuance and issued patents may be invalidated. Even if our patent applications do issue as patents, they may not issue in a form that is sufficiently broad to protect our technology, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage.

We currently own trademark registrations and applications for the ZETA and DISQUS names and variants thereof and other product-related marks in the United States and certain foreign countries. We have also registered numerous internet domain names related to our business. We also rely on copyright laws to protect computer programs related to our platform and our proprietary technologies.

We may be subject to intellectual property rights claims by third parties, which are costly to defend, could require us to pay significant damages and could limit our ability to use technology or intellectual property.

We operate in an industry with an extensive history of intellectual property litigation. There is a risk that our business, platform and solutions may infringe or be alleged to infringe the trademarks, copyrights, patents and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may also face allegations that our employees have misappropriated or divulged the intellectual property of their former employers or other third parties. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, evaluating and defending these claims is costly, time consuming, and diverts management attention and financial resources. Some of our competitors have substantially greater resources than we do and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than we could. Results of these litigation matters are difficult to predict and we may not be successful in defending ourselves in such matters which may require us to stop offering some features, purchase licenses, which may not be available on favorable terms or at all, or modify our technology or our platform while we develop non-infringing substitutes, or incur significant settlement costs. Additionally, we may be obligated to indemnify our customers or inventory and data suppliers in connection with any such litigation. Any of these events could have an adverse effect on our business, results of operations and financial condition.

Our failure to meet content and inventory standards and provide products that our customers and third-party suppliers trust, could harm our brand and reputation and negatively impact our business, operating results and financial condition.

We do not provide or control either the content of the advertisements we serve or that of the websites providing the inventory. Our customers provide the content and third-party suppliers provide the inventory. Both marketers and third-party suppliers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal and they are hesitant to spend money without guaranteed brand security. Additionally, our customers may seek to display marketing campaigns in jurisdictions that do not permit such campaigns. Our customers and third-party suppliers will often include provisions in their contracts that marketing campaigns cannot run certain content. Inadvertently, we may serve such ad content, or the advertisements may contain malware, which could harm our or our customers’ brand and reputation, harm our relationships with our inventory suppliers and negatively impact our business, financial condition and operating results. Accordingly, a part of our business strategy is our ability to convince our customers that their brand and image are safe within our ecosystem. While we have established rules and guidance on how our software is to be used, including prohibiting displaying content that is illegal, and also run third party software that looks for malware in all of our marketing campaigns, we cannot guarantee that we will be able to capture all violating media before it is posted. It is therefore possible that our customer may run a campaign that does not conform to our standards. If this were to happen, we would be liable to the customer and would likely have to invest in remediating the issue. Further, if this were to happen it would harm our or our customers’ brand and reputation, and negatively impact our business, financial condition and operating results.

Additionally, marketing may result in litigation relating to copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through our platform. Though we contractually require our customers to represent to us that they have the rights necessary to serve advertisements through our platform, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our customers are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigation costs, which can be extensive.

Our platform relies on third-party open source software components. Failure to comply with the terms of the underlying open source software licenses could expose us to liabilities, and the combination of open source software with code that we develop could compromise the proprietary nature of our platform.

Our platform utilizes software licensed to us by third-party authors under “open source” licenses and we expect to continue to utilize open source software in the future. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new solution introductions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches.

Furthermore, some open source licenses require the release of proprietary source code combined with, linked to or distributed with such open source software to be released to the public. If we combine, link or distribute our proprietary software with open source software in a specific manner, we could, under some open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code.

Any unfavorable publicity or negative public perception of current data collection practices could result in additional regulations which may impact the effectiveness of our data cloud and platform.

The growth of the digital marketing industry has led to increased scrutiny from consumer groups, government agencies and news organizations. Any future negative publicity about the digital marketing industry as a whole or about an individual actor could result in government agencies playing a more active role in regulating and enforcing rules that relate to the collection, use, sharing and disclosure of data.

For example, in recent years, consumer advocates, mainstream media and elected officials have increasingly and publicly criticized the digital marketing industry for its collection, storage and use of data.

As we process transactions through our platform, we collect large amounts of data about consumers and advertisements that we place. We collect data on ad specifications (such as placement, size and format) pricing and auction activity (such as price floors, bid response behavior and clearing prices). Further, we collect data on consumers that does not directly identify the individual (although considered personal information under the CCPA, California Privacy Rights Act (“CPRA”), GDPR, and other laws), including browser, device location and characteristics, online browsing behavior, exposure to and interaction with advertisements, and inferential data about purchase intentions and preferences. Data providers also send us proprietary data, including data about consumers. We aggregate this data and analyze it in order to enhance our product, including the pricing, placement and scheduling of advertisements. Evolving regulatory standards could place restrictions on the collection, management, aggregation and use of the types of data we collect, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose data. In addition, regulations such as the GDPR permit data protection authorities to impose penalties for violations. For example, we recently received a notice from Norwegian authorities of an intent to impose a fine for our alleged failure to adhere to the GDPR in their country. While we are disputing the allegation, if the Norwegian authorities determine we violated the GDPR, we may be subject to penalties and litigation and our business and reputation may be harmed. Any new and unforeseen regulatory limitations on our operations could impair our ability to deliver effective solutions to our customers, which could adversely affect our business, results of operations and financial condition.

Risks Related to Regulatory Compliance

We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly in prohibiting companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives and agents, even if we do not authorize such activities. As we increase our international sales and business, and increase our use of third parties, our risks under these laws will increase. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority and responsibility over our assets. We have adopted policies and procedures and conduct training designed to prevent improper payments and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. Any investigations, actions and/or sanctions could have an adverse effect on our business, results of operations and financial condition.

Changes in legislative, judicial, regulatory or cultural environments relating to information collection, use and processing may limit our ability to collect, use and process data, including personal information. Such developments could cause revenue to decline, increase the cost of data, reduce the availability of data and adversely affect the demand for our products and solutions.

We receive, store and process personal information from and about consumers in addition to personal information and other data from and about our customers, employees and service providers. Our processing of such data is subject to a wide variety of federal, state and foreign laws and regulations and is subject to regulation by various U.S. and other government authorities and consumer actions. Our data processing is also subject to contractual obligations and we participate in private self-regulatory programs in the U.S., Canada and Europe. The U.S. and international jurisdictions continue to establish new legislation, legal and compliance requirements and frameworks regarding the collection, use, and disclosure of data, including personal information (including establishing new and more comprehensive rights for individuals); additional U.S. state laws are likely, as well as U.S. federal legislation. Additionally, the U.S. Federal Trade Commission, many state attorneys general, and many courts are interpreting existing federal and state consumer protection laws as imposing standards for the collection, disclosure, process, use, storage and security of data, including personal information. The regulatory framework for data privacy issues therefore domestically and worldwide is complex, continually evolving and sometimes conflicting and is likely to remain unsettled for the foreseeable future. Unanticipated events could drive the rapid adoption of legislation (e.g. by ballot initiative) or regulation affecting the use, collection or other processing of data and manner in which we conduct our business. Further restrictions could be placed upon the collection, disclosure, processing, use, storage and security of data, which could result in increases in costs or even make it impossible to obtain certain kinds of data, and could limit the ways in which we may collect, disclose, process, use, store or secure information.

The technology industry is subject to increasing scrutiny that could result in U.S. government actions that would negatively affect our business.

We may face claims relating to the information or content that is made available through our products. Though we contractually require our customers to represent that they will follow our policies with respect to all information or content they upload to our systems, we may be exposed to potential liability if our customers do not enforce such policies. In particular, the nature of our business may expose us to claims related to defamation, dissemination of misinformation or news hoaxes, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, and breach of contract, among others. The technology industry is subject to intense media, political and regulatory scrutiny, including on issues related to antitrust and AI, which exposes us to government investigations, legal actions and penalties. For instance, various regulatory agencies, including competition and consumer protection authorities, have active proceedings and investigations concerning multiple technology companies on antitrust and other issues. If we become subject to such investigations, we could be liable for substantial fines and penalties, be required to change our products or alter our business operations, receive negative publicity, or be subject to civil litigation, all of which could harm our business. Lawmakers also have proposed new laws and regulations, and modifications to existing laws and regulations, that affect the activities of technology companies such as the recent efforts to eliminate or modify Section 230 of the Communications Decency Act. If such laws and regulations are enacted or modified, they could negatively impact us, even if they are not specifically intended to affect our company. In addition, the introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations and other scrutiny. The increased scrutiny of certain acquisitions in the technology industry also could affect our ability to enter into strategic transactions or to acquire other businesses.

Compliance with new or modified laws and regulations could increase the cost of conducting our business, limit the opportunities to increase our revenues, or prevent us from offering products. While we have adopted policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors or agents will not violate such laws and regulations. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition and operating results. We also could be harmed by government investigations, litigation, or changes in laws and regulations directed at our customers, business partners, or suppliers in the technology industry that would have the effect of limiting our ability to do business with those entities. There can be no assurance that our business will not be materially adversely affected, individually or in the aggregate, by the outcomes of such investigations, litigation or changes to laws and regulations in the future.

Failure to comply with industry self-regulation could adversely affect our business, results of operations and financial condition.

In addition to complying with government regulations, we participate in trade associations and industry self-regulatory groups that promote best practices or codes of conduct addressing data privacy. We also have agreed to follow certain practices as contractual obligations to customers (e.g. marketing agencies). We are a member of the Digital Advertising Alliance’s (“DAA”) Self-Regulatory Principles for Online Behavioral Advertising in the U.S., as well as the Digital Advertising Alliance of Canada (“DAAC”) in Canada and the European Interactive Digital Advertising Alliance (“EDAA”) in Europe. Under the rules of these bodies, in addition to other compliance obligations, we are required to participate in the AdChoices program (and other similar programs), which provides consumers a single online interface to obtain information about and manage data collection by online third parties such as us. These bodies investigate non-compliance and report significant instances of non-compliance to regulatory authorities such as the Federal Trade Commission (“FTC”) or data protection authorities in Europe. As new legislation comes into effect, such as the California Privacy Rights Act, self-regulatory programs may change their requirements based on such new legislation, which adds complexity and costs for companies to maintain compliance. If we fail to keep up with or to properly implement such changes, we could become subject to regulatory investigations, fines and legally-mandated corrective actions.

Risks Related to Being a Public Company

We are an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing ourselves of such reduced disclosure requirements will make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we intend to avail ourselves of exemptions from various reporting requirements such as, but not limited to, not being required to obtain auditor attestation of our reporting on internal control over financial reporting, having reduced disclosure obligations about our executive compensation in this prospectus and in our periodic reports and proxy statements, and not being required to hold advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of the year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the year following the fifth anniversary of the date of the consummation of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. The rapid growth of our operations and the planned initial public offering has created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected.

We have identified material weaknesses in our internal control over financial reporting and may experience additional material weaknesses in the future. Our failure to remediate these material weaknesses and maintain effective internal control over financial reporting could result in material misstatements in our financial statements, the inability to timely report our financial condition or results of operations, investors losing confidence in our reported financial information and our stock price being adversely affected.

Management and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting that affected our financial statements for the years ended December 31, 2020 and 2019. The material weaknesses that have been identified relate to lack of segregation of duties, lack of a risk assessment process and lack of contemporaneous documentation and accounting analysis. Specifically, our existing documentation of accounting positions related to stock-based compensation arrangements, redeemable convertible preferred stock and warrants lacked specificity and resulted in material accounting adjustments during the course of our audits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.”

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. The failure to maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our periodic reporting obligations and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price.

Our management team has limited experience managing a public company and we will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition. We expect that compliance with these requirements will increase our compliance costs. We will need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting knowledge and will need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of these costs.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street

Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and qualified executive officers.

We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.

We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition and we currently are not engaged in negotiations with respect to any investment or acquisition. Our management will have broad discretion in the application of the net proceeds, including possible acquisitions of, or investments in, businesses or technologies. The failure by our management to apply these funds effectively could adversely affect our business, financial condition and operating results and impair our ability to raise additional capital in the future on favorable terms or at all.

Risks Related to This Offering and Ownership of Our Class A Common Stock

There is no existing market for our Class A common stock and we do not know if one will develop to provide you with adequate liquidity to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop for our Class A common stock, you may have difficulty selling any shares that you purchase. The initial public offering price of our Class A common stock was determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail after the completion of this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock following the closing of this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

All of our executive officers, directors, the selling stockholders and the holders of substantially all of our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 365 days after the date of this prospectus; provided that for certain holders of 25,613,962 shares of Class A common stock, these restriction only apply for 180 days after the date of this prospectus as apposed to 365 days after the date of this prospectus. Subject to certain exceptions and certain early release provisions, the lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering unless Morgan Stanley & Co. LLC permits our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. See “Underwriters” for a description of these agreements.

Upon the closing of this offering, we will have 37,156,095 outstanding shares of our Class B common stock (all of which are convertible into Class A common stock on a one-for-one basis) and 153,514,410 outstanding shares of our Class A common stock, based on the number of shares outstanding as of March 31, 2021. This includes the shares included in this offering, which may be sold in the public market immediately without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our Co-Founder and Chief Executive Officer and his affiliates, who will hold in the aggregate 71.2% of the voting power of our capital stock following the completion of this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.

Our Class B common stock is entitled to ten votes per share and our Class A common stock, which is the stock we are offering in this initial public offering, is entitled to one vote per share. The dual class structure of our common stock has the effect of concentrating voting control with our Co-Founder and Chief Executive Officer and his affiliates, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.

Upon the completion of this offering, our current founder and chief executive officer and his affiliates will hold, in aggregate 71.2% of the voting power of our outstanding capital stock. For more information, see “Principal Stockholders.” As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our company, could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale or other liquidity event and might ultimately affect the market price of our common stock.

We cannot predict the impact our capital structure may have on our stock price.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, the FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices.

Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, Morgan Stanley Capital International (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of our Class A common stock could be adversely affected.

The price of our Class A common stock may fluctuate significantly, and you could lose all or part of your investment.

The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	the COVID-19 pandemic and its impact on our customers and their demand for our products;

•	actual or anticipated fluctuations in our results of operations and financial condition;

•	variance in our financial performance from expectations of securities analysts;

•	changes in our projected operating and financial results;

•	changes in tax laws or regulations;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of additional shares of our Class A common stock or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the public offering price, you may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

We do not intend to pay dividends on our Class A common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Class A common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you paid.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the trading price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our Class A common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline and our Class A common stock to be less liquid.

Purchasers in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

The offering price of our Class A common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock, which after giving effect to this offering was $(0.38) per share of our Class A common stock as of March 31, 2021. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our common stock outstanding. In addition, you may also experience additional dilution if rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution.”

Anti-takeover provisions contained in our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions will:

•

permit our board of directors to issue up to 200,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;

•

provide that if the holders of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any director or our entire board of directors may be removed from office at any time, but only for cause by the holders of a majority in voting power of the shares of our capital stock then entitled to vote at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that, subject to the terms of any series of preferred stock, if the holders of shares of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by (i) our board of directors (ii) the Chairman of the our board of directors, (iii) our Chief Executive Officer or (iv) for so long as any shares of Class B common stock remain outstanding, the holders of a majority of the outstanding shares of Class B common stock;

•

so long as any shares of Class B common stock remain outstanding, require the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class to consummate a Change of Control Transaction (as defined in our amended and restated certificate of incorporation);

•

require the consent of the holders of Class B common stock and/or Class A common stock to effectuate certain amendments to our amended and restated certificate of incorporation or our amended and restated bylaws;

•

provide that the restrictions set forth in Section 203 of the Delaware General Corporation (“DGCL”) shall be applicable to us in the event that no holder of Class B common stock owns shares of our capital stock representing at least fifteen (15%) of the voting power of all the then outstanding shares of our capital stock; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

These and other provisions in our amended and restated certificate of incorporation and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our Class A common stock and result in the market price of our Class A common stock being lower than it would be without these provisions. For more information, see the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation will provide, subject to certain exceptions, that (i) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matter and (ii) the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our current or former directors, officers, employees or our stockholders;

•

any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

By becoming a stockholder in our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder.

There is uncertainty whether a court would enforce an exclusive federal forum provision for Securities Act claims. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. We note that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Under our amended and restated certificate of incorporation, the exclusive forum provision described above does not apply to claims arising under the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. For more information, see the section of this prospectus captioned “Description of Capital Stock—Choice of Forum.”

As a result of this offering, we became a “controlled company” within the meaning of the NYSE rules and, as a result, expect to qualify for, and may rely on, exemptions from certain corporate governance requirements.

After this offering, our Co-Founder and Chief Executive Officer, David Steinberg, will beneficially own a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we will be a controlled company within the meaning of the applicable stock exchange corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. We have not elected to take advantage of the exemption from these requirements, but may elect to do so in the future so long as we remain a “controlled company.” If we choose to rely on these exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements are subject to and involve risks, uncertainties and assumptions, and you should not place undue reliance on these forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our business, results of operations and financial condition and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:

•	We may experience fluctuations in our operating results, which could make our future operating results difficult to predict.

•	If we fail to innovate and make the right investment decisions in our product offerings and platform, we may not attract and retain customers and our revenue and results of operations may decline.

•	Our success and revenue growth depends on our ability to add and retain scaled customers.

•	If we do not manage our growth effectively, the quality of our platform and solutions may suffer and our business, results of operations and financial condition may be adversely affected.

•

Our business and the effectiveness of our platform depends on our ability to collect and use data online. New consumer tools, regulatory restrictions and potential changes to web browsers and mobile operating systems all threaten our ability to collect such data, which could harm our operating results and financial condition and adversely affect the demand for our products and solutions.

•

The standards that private entities and inbox service providers adopt in the future to regulate the use and delivery of email may interfere with the effectiveness of our platform and our ability to conduct business.

•

A significant inadvertent disclosure or breach of confidential and/or personal information we process, or a security breach of our or our customers’, suppliers’ or other partners’ computer systems could be detrimental to our business, reputation, financial performance and results of operations.

•

Our infrastructure depends on third-party data centers, systems and technologies to operate our business, the disruption of which could adversely affect our business, results of operations and financial condition.

•

Our failure to remediate the material weaknesses in our internal control over financial reporting could result in material misstatements in our financial statements or the inability to timely report our financial condition or results of operations.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $126.5 million, after deducting underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that our net proceeds will be approximately $124.3 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock in this offering by the selling stockholders. We will, however, bear the costs associated with the sale of shares of Class A common stock by the selling stockholders, which will be $4.7 million (or $7.0 million if the underwriters exercise in full their option to purchase additional shares). The selling stockholders will not deduct any underwriting discounts or commissions from the proceeds of their sale of our Class A common stock. We will deduct all underwriting discounts and commissions and pay all offering expenses in connection with this offering. For more information, see “Principal and Selling Stockholders” and “Underwriters.”

The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock.

We intend to use the net proceeds of this offering as follows:

•

$19.1 million to satisfy the anticipated tax withholding and remittance obligations of holders of our outstanding restricted stock and restricted stock units that will vest in connection with this offering by repurchasing 1,637,149 shares of Class A restricted stock and 198,000 shares of Class B restricted stock and cancelling 74,708 restricted stock units (the “Tax Withholding Repurchase”), based on an assumed 32% tax withholding rate. See “Executive and Director Compensation—Treatment of Equity Awards in Connection with this Offering” for additional information regarding the vesting of these awards in connection with this offering.

•

$23.2 million to repurchase 2,217,791 shares of Class A restricted stock and cancel 98,773 restricted stock units at the election of certain holders of our restricted stock and restricted stock units for a cash purchase price equal to the public offering price in this offering (the “Class A Stock Repurchase”).

•

$21.1 million to repurchase 1,767,692 shares of Class B common stock and 342,000 shares of restricted Class B common stock from our Chief Executive Officer and Co-Founder, David Steinberg, for a cash purchase price equal to the public offering price in this offering (the “Class B Stock Repurchase” and, together with the Class A Stock Repurchase, the “Stock Repurchase”).

•

$63.2 million (or $60.1 million underwriters exercise their option to purchase additional shares in this offering in full) for general corporate purposes, including working capital, operating expenses and capital expenditures, although we have not designated any specific uses. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition.

As a result of the Tax Withholding Repurchase and the Stock Repurchase, we will repurchase an aggregate of 3,854,940 shares of Class A restricted stock and 2,307,692 shares of Class B common stock and cancel an aggregate of 173,481 restricted stock units.

The total benefit to our officers and directors in connection with the Stock Repurchase is $27.3 million (inclusive of approximately $3.5 million for tax withholding). See “Certain Relationships and Related Party Transactions—Stock Repurchase.”

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Pending these uses, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities and money market funds.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our Class A or Class B common stock. Any declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2021 on:

•	an actual basis;

•

a pro forma basis, to reflect: (i) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; (ii) the Preferred Conversion, (iii) the Warrant Exercise, (iv) the Reclassification and (v) the Class B Exchange; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and giving further effect to (i) the sale by us of 14,773,939 shares of our Class A common stock in this offering at an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the Stock Repurchase and the Tax Withholding Repurchase. As a result, additional paid-in capital will increase by the stock compensation expense of $103.8 million recognized as a result of vesting our restricted common stock and restricted stock units in connection with the offering. If the underwriters’ option to purchase additional shares of our Class A common stock from us were exercised in full, our stock based compensation expense is expected to be $108.0. Further, our additional paid-in capital will decrease by $63.4 million, which is the proceeds used for the Stock Repurchase and the Tax Withholding Repurchase. See Note 11 to our condensed unaudited consolidated financial statements as of and for the three months ended March 31, 2021 located elsewhere in this prospectus for a description of the modified vesting terms.

You should read this table together with the sections titled “Use of Proceeds,” “Selected Consolidated Financial and Operating Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2021
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$52,103	$52,103	$115,265

Long term borrowings	193,367	193,367	193,367
Redeemable convertible preferred stock, par value $0.001 per share; 60,137,979 shares authorized, 39,223,194 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	154,210	—	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 200,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 3,750,000,000 shares authorized and 142,595,411 shares issued and outstanding, pro forma; 3,750,000,000 shares authorized and 153,514,410 shares issued and outstanding, pro forma as adjusted	—	143	154
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized and 39,463,787 shares issued and outstanding, pro forma; 50,000,000 shares authorized and 37,156,095 shares issued and outstanding, pro forma as adjusted	—	39	37

	As of March 31, 2021
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted
Series A common stock, par value $ 0.001 per share; 204,220,800 shares authorized, 96,830,836 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$97	$—	$—
Treasury common stock	(23,469)	(23,469)	(23,469)
Series B common stock, par value $ 0.001 per share; 3,400,000 shares authorized, 3,054,318 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3	—	—
Additional paid-in capital	33,894	188,022	355,002
Accumulated deficit	(266,628)	(184,928)	(288,756)
Accumulated other comprehensive loss	(1,983)	(1,983)	(1,983)

Total stockholders’ (deficit) / equity	(258,086)	(22,176)	40,986

Total capitalization	$89,491	$171,191	$234,353

If the underwriters’ option to purchase additional shares of our Class A common stock was exercised in full, as adjusted cash and cash equivalents and total stockholders’ (deficit) / equity would be $113.0 million and $38.7 million, respectively. See “Use of Proceeds.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share public offering price of the Class A common stock is substantially in excess of the book value per share of our Class A common stock after this offering. Our net tangible book value as of March 31, 2021, was $(371.4) million, or $(3.72) per share of our Class A common stock. Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our Class A common stock outstanding.

Our pro forma net tangible book value as of March 31, 2021, was $(135.5) million, or $(0.74) per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Preferred Conversion, the Warrant Exercise, the Reclassification and the Class B Exchange. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021, after giving effect to the Preferred Conversion, the Warrant Exercise, the Reclassification and the Class B Exchange.

After giving effect to (a) the sale of 14,773,939 shares of Class A common stock by us in this offering, and (b) the application of the proceeds from this offering as described in “Use of Proceeds,” including the Stock Repurchase and the Tax Withholding Repurchase, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if each had occurred on March 31, 2021, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $(72.4) million, or $(0.38) per share of Class A common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $0.36 per share of Class A common stock to our existing stockholders before this offering and an immediate and substantial dilution in pro forma as adjusted net tangible book value of $10.38 per share of Class A common stock to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share of Class A common stock after this offering from the amount of cash that a new investor paid for a share of Class A common stock in this offering. The following table illustrates this dilution, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock		$10.00
Pro forma net tangible book value per share of Class A common stock as of March 31, 2021	$(0.74)
Increase in net tangible book value per share of Class A common stock attributable to new investors in this offering	0.36

Pro forma as adjusted net tangible book value per share of Class A common stock immediately after this offering		(0.38)

Dilution in pro forma as adjusted net tangible book value per share of Class A common stock to new investors in this offering		$10.38

If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the pro forma as adjusted net tangible book value per share of Class A common stock would be $(0.39) per share, and the dilution in pro forma as adjusted net tangible book value per share of Class A common stock to new investors in this offering would be $10.39 per share.

The following table summarizes, on an as adjusted basis as of March 31, 2021, the differences between the number of shares of Class A common stock purchased from us, the total consideration paid to us in cash and the average price per share that existing investors and new investors paid. The calculation below is based on an initial public offering price of $10.00 per share of Class A common stock, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares of Class A Common Stock Purchased		Total Consideration		Average Price Per Share of Class A Common Stock
($ in millions, except per share amounts)	Number	Percent	Amount	Percent

Existing stockholders	175,896,566	92.3%	$226.6	60.5%	$1.29
New investors	14,773,939	7.7%	$147.7	39.5%	$10.00

Total	190,670,505	100.0%	$374.4	100.0%	$1.96

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. If the underwriters’ option to purchase additional shares of our Class A common stock were exercised in full, our existing stockholders would own 92.2% and our new investors would own 7.8% of the total number of shares of our Class A common stock outstanding upon completion of this offering.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders in this offering. Accordingly, there will be no dilutive impact as a result of such sales.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets forth our selected historical consolidated financial and operating information and other data for the periods and dates indicated. The consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of March 31, 2021 and the consolidated statement of operations and comprehensive loss for the three months ended March 31, 2021 and 2020 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair statement of the financial information set forth in those statements.

This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections of this prospectus and our consolidated financial statements and notes thereto for the periods and dates indicated included elsewhere in this prospectus.

Consolidated Statements of Operations and Comprehensive Loss

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share amounts)	2021	2020	2020	2019
Revenues	$101,463	$81,260	$368,120	$306,051
Operating expenses
Cost of revenues (excluding depreciation and amortization)	38,972	30,529	148,878	110,385
General and administrative expenses	19,132	18,793	70,849	73,344
Selling and marketing expenses	20,570	19,248	77,140	69,519
Research and development expenses	9,784	8,723	31,772	28,685
Depreciation and amortization	10,117	9,541	40,064	34,340
Acquisition related expenses	707	1,935	5,402	5,916
Restructuring expenses	287	1,193	2,090	1,388

Total operating expenses	$99,569	$89,962	$376,195	$323,577
Operating income / (loss)	1,894	(8,702)	(8,075)	(17,526)
Interest expense	2,961	4,343	16,257	15,491
Other (income) / expense	1,284	113	(126)	239
Change in fair value of warrants and derivative liabilities	23,600	2,600	28,100	4,200

Total other expenses	$27,845	$7,056	$44,231	$19,930
Loss before income taxes	(25,951)	(15,758)	(52,306)	(37,456)
Income tax (benefit) / provision	(1,577)	622	919	1,009

Net loss	$(24,374)	$(16,380)	$(53,225)	$(38,465)

Other comprehensive income / (loss):
Foreign currency translation adjustment	54	(741)	(190)	(76)

Total comprehensive loss	$(24,320)	$(17,121)	$(53,415)	$(38,541)

Net loss per share
Net loss	$(24,374)	$(16,380)	$(53,225)	$(38,465)
Cumulative redeemable convertible preferred stock dividends	3,894	3,660	19,571	17,278

Net loss available to common stockholders	$(28,268)	$(20,040)	$(72,796)	$(55,743)

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share amounts)	2021	2020	2020	2019
Basic loss per share	$(0.86)	$(0.61)	$(2.23)	$(1.77)
Diluted loss per share	$(0.86)	$(0.61)	$(2.23)	$(1.77)
Weighted average number of shares used to compute net loss per share(1)
Basic	32,846,991	32,607,406	32,589,409	31,579,301
Diluted	32,846,991	32,607,406	32,589,409	31,579,301

(1)

See Note 20 to our consolidated financial statements for the years ended December 31, 2020 and 2019 included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

As of March 31, 2021
($ in thousands)
Cash and cash equivalents	$52,103
Total assets	286,427
Total liabilities	390,303
Redeemable convertible preferred stock	154,210
Accumulated deficit	(266,628)
Total stockholders’ deficit	(258,086)

The following table reconciles adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”).

	Three Months Ended March 31,			Year Ended December 31,
	2021	2020		2020	2019
Net loss	$(24,374)	$(16,380)		$(53,225)	$(38,465)
Net income (loss) margin	(24.0% )	(20.2%	)	(14.5% )	(12.6%	)
Add back:
Interest expense	2,961	4,343		16,257	15,491
Depreciation and amortization	10,117	9,541		40,064	34,340
Stock-based compensation	—	26		105	216
Income tax (benefit) / provision	(1,577)	622		919	1,009
Acquisition related expenses	707	1,935		5,402	5,916
Restructuring expenses	287	1,193		2,090	1,388
Change in fair value of warrants and derivative liabilities	23,600	2,600		28,100	4,200
Other expense / (income)	1,284	113		(126)	239

Adjusted EBITDA(1)	$13,005	$3,993		$39,586	$24,334

Adjusted EBITDA margin(1)	12.8%	4.9%		10.7%	7.9%

(1)

Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures and should not be considered an alternative to GAAP net loss or GAAP net income (loss) margin as a measure of operating performance or as a measure of liquidity. We define adjusted EBITDA as net loss adjusted for interest expense, depreciation and amortization, stock-based compensation, income tax (benefit) / provision, acquisition related legal expenses restructuring expenses, change in fair value of derivative and warrant liabilities and other (income) / expense. We define adjusted EBITDA margin as adjusted EBITDA divided by total revenues for the same period. We believe adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. For additional information regarding adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Zeta is a leading omnichannel data-driven cloud platform that provides enterprises with consumer intelligence and marketing automation software. We empower our customers to target, connect and engage consumers through software that delivers personalized marketing across all addressable channels, including email, social media, web, chat, CTV and video, among others. We believe our actionable insights derived from consumer intent enable our customers to acquire, grow and retain consumer relationships more efficiently and effectively than the alternative solutions available in the market.

Our top-rated ZMP is the largest omnichannel marketing platform with identity data at its core. The ZMP analyzes billions of structured and unstructured data points to predict consumer intent by leveraging sophisticated machine learning algorithms and the industry’s largest opted-in data set for omnichannel marketing. The ZMP connects with consumers through native integration of marketing channels and API integration with third parties. The ZMP’s data-driven algorithms and processes learn and optimize each customer’s marketing program producing a ‘flywheel effect’ that enables our customers to test, learn and improve their marketing programs in real time. This continuous learning loop provides greater efficiency and effectiveness for our customers and creates a competitive advantage for Zeta.

The ZMP empowers our customers to personalize consumer experiences at scale across multiple touchpoints. Marketing programs are created and orchestrated by our customers through automated workflows and sophisticated dashboards. Our CDP+ ingests, analyzes, and distills disparate data points to generate a single view of a consumer, encompassing identity, profile characteristics, behaviors and purchase intent, which is then made accessible through a single console. Our Opportunity Explorer synthesizes Zeta’s proprietary data and data generated by our customers to uncover consumer insights that are translated into marketing programs designed for highly targeted audiences across digital channels, including email, SMS, websites, applications, social media, CTV and chat.

Revenue is derived primarily from our technology platform via subscription fees, volume-based utilization fees and fees for professional services designed to increase our customers’ usage of our technology platform. For the three months ended March 31, 2021, our revenue was $101.5 million, representing an increase of 24.9% as compared to three months ended March 31, 2020. For the three months ended March 31, 2021, our net loss was $24.4 million, representing an increase of 48.8% as compared to three months ended March 31, 2020. Our adjusted EBITDA for the three months ended March 31, 2021 and 2020 was $13.0 million and $4.0 million, respectively. For the year ended December 31, 2020, our revenue was $368.1 million, representing an increase of 20.3% as compared to the year ended December 31, 2019. For the year ended December 31, 2020, our net loss was $53.2 million, representing an increase of 38.4% as compared to the year ended December 31, 2019. Our adjusted EBITDA for the years ended December 31, 2020 and 2019 was $39.6 million and $24.3 million, respectively. See the section titled “Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and its reconciliation to net loss determined in accordance with GAAP.

In March 2021, we modified the vesting terms of our outstanding restricted stock awards and restricted stock units. After giving effect to the modification, our stock based compensation expense will have a material impact on our results of operations, including operating expenses and net income / loss during current and future periods. Such modification resulted in an incremental increase of $592.0 million in our total unrecognized stock based compensation expense. See “—Stock based compensation expense” for a breakdown of our expected stock based compensation expense for the next five years.

Effects of the COVID-19 Pandemic on our Business

During the first half of 2020, some of our scaled customers in industries that the COVID-19 pandemic has negatively affected, such as travel and hospitality and financial services, reduced or paused their levels of business with us. This resulted in a reduction of total scaled customers that has continued through the three months ended March 31, 2021 relative to the prior-year period, as we saw a decrease in our total scaled customers, from 361 customers to 333 customers. However, during the three months ended March 31, 2021, we experienced an increase in scaled customer ARPU, which resulted in our revenue increasing for the three months ended March 31, 2021 compared to the prior period. See “—Key Performance Metrics.” Our scaled customer ARPU growth resulted primarily from the initial effects of transitioning our sales team model to use a dedicated team for new business development and a separate team for training users on our platform and educating users on our platform capabilities. Our transition to this hunter/farmer sales model has included focusing more of our sales team on growth of existing scaled customers and aligning scaled customers with sellers that have specific industry expertise. See “Business—Sales & Marketing.” In addition, scaled customer ARPU also benefitted from increased levels of business from customers in industries that the COVID-19 pandemic has positively affected, such as insurance, automotive and telecom.

In future periods, we expect that our customers in industries such as travel and hospitality and financial services will return to historical levels of spending as the recovery takes hold and as pandemic-related restrictions subside. Although the pandemic-related growth levels we have experienced may decrease in the future, we expect that the success of our new sales team model will continue to drive new business from customers. As a result, we expect customer spending in industries where we saw strength during the COVID-19 pandemic to continue to increase even as the growth effects of the COVID-19 pandemic on some industries may tend to diminish.

Factors Affecting Results of Operations

The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

New Scaled Customer Acquisition

We are focused on increasing the number of scaled customers that adopt the ZMP in their enterprises. Our long-term growth and operating results will depend on our ability to attract more scaled customers as we address their most pressing marketing automation needs. We will continue to focus on enterprises across multiple geographies. Between January 1, 2020 and March 31, 2021, our sales team increased by 22 sales employees, and we expect to continue to invest in our go-to-market efforts in 2021. We have significantly enhanced our sales techniques in order to build a collaborative environment that encourages cross-selling and implemented a new learning and development program for our sales team. Our sales team productivity ramps as tenure increases and our current management system gives us confidence that we are well positioned for sustainable growth. Our Opportunity Explorer is a module that provides actionable insights to our customers and serves as an entry point into the ZMP. Opportunity Explorer has been a proven way to land scaled customers, with minimal cost of implementation and high value adoption.

Expand Sales to Existing Scaled Customers

We adhere to a “land, expand, extend” sales model. After prospecting and landing new scaled customers, we focus on expanding sales to such scaled customers. This includes increasing their use of one product and/or embedding multiple products within an enterprise with our Opportunity Explorer serving as the connective tissue across multiple products. We have scaled customers both in the U.S. and internationally and we believe we can achieve growth by cross-selling our existing solutions and introducing new features and functionalities within the platform. We expect that our ability to increase adoption of our products within existing scaled customers increases our future opportunities through additional sales.

We use an annual net revenue retention (“NRR”) rate as a measure of our ability to retain and expand business generated from our existing scaled customers. We define “scaled customers” as customers from which we generated more than $100,000 in revenue per year. We believe that many companies frequently use NRR as an indicator for determining customer loyalty. We calculate our NRR rate by dividing current year revenue earned from customers from which we also earned revenue in the prior year, by the prior year revenue from those same customers. We exclude political and advocacy customers, which represented 4.9% and 1.0% of revenue for 2020 and 2019, respectively, from our calculation of NRR rate because of the biennial nature of these customers. Our annual NRR rate for scaled customers was 122.3% and 103.6% for the years ended December 31, 2020 and 2019, respectively.

Our customer loyalty is also reflected in the tables below, which breakdown the tenure of our scaled customers for the year ended December 31, 2020.

Tenure for All Scaled Customers for Year Ended December 31, 2020

Customer Tenure	Number of Scaled Customers	% of Scaled Customers	% of Scaled Customer Revenue
3+ Years	143	42.6%	65.0%
2-3 Years	59	17.6%	14.9%
1-2 Years	93	27.7%	16.7%
Under 1 Year	41	12.1%	3.4%
Total	336	100.0%	100.0%

Additionally, of our 68 scaled customers who generate over $1.0 million in revenue, 41 have a tenure of over 3 years.

Adoption of Marketing Automation Products

Our ability to drive adoption of the ZMP will depend on the overall demand for marketing automation solutions. IDC predicts that by 2024, spending on digital transformation technology will represent 57% of all IT spending as compared to 38% in 2019. We expect investment in marketing technology by enterprise companies to grow faster than the IT market overall. Additionally, as enterprise marketing spend rapidly shifts towards digital from offline channels, we expect marketing automation technology will benefit. As a result, we expect our enterprise customer base to grow and propel greater platform deployment and usage. While we do not believe our competitors offer a comparable all-in-one platform solution for marketing automation, certain competitors offer point solutions that compete with specific tools and products we offer as part of the ZMP. Potential customers may also elect to build in-house solutions for marketing automation. While it is difficult to predict adoption rates and future product demand, we are focused on continuing to innovate and create marketing automation products that address the business requirements of our customers better than alternative solutions.

Investment in Innovation

We intend to invest in our business in order to drive long term growth in an expanding market and capture economies of scale derived from a larger business base. For example, we plan to invest in our research and development activities to ensure we remain at the forefront of data management, AI development and marketing automation. We will also continue to invest in our sales and marketing capabilities. Lastly, we expect to invest in the expansion of markets including international and the B2B sector. We plan to incur additional general and administrative expenses to support our growth. Even as cost of revenue and other expenses fluctuate over time and may be negatively impacted by factors beyond our control, we plan to remain focused on making necessary investments to drive long-term growth.

Seasonality

In general, the marketing industry experiences seasonal trends that affect the vast majority of participants in the digital marketing ecosystem. Historically, marketing spend is higher in the fourth quarter of the calendar year to coincide with the holiday shopping season as compared to the first quarter. As a result, the subsequent first quarter tends to reflect lower activity levels and lower performance. We generally expect these seasonality trends to continue and our ability to effectively manage our resources in anticipation of these trends may affect our operating results.

Key Performance Metrics

We review several key performance metrics, discussed below, to evaluate our business, track performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics provides investors with effective ways to measure and model the performance of companies such as ours, with recurring revenue streams.

Scaled customers

We measure and track the number of scaled customers on an annual basis because our ability to attract new scaled customers, grow our scaled customer base and retain or expand our business with existing scaled customers is both an important contributor to our revenue growth and an indicator to investors of our measurable success. We define scaled customers as customers from which we generated more than $100,000 in revenue per year. We calculate the number of scaled customers at the end of each quarter and on an annual basis as the number of customers billed during each applicable period. In 2020, we had 336 scaled customers that represented 96% of total revenue, compared to 330 scaled customers representing 95% of total revenue in 2019.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Scaled customers	333	361	336	330

Scaled customers increased 1.8% for the year ended December 31, 2020, as compared to 2019, primarily due to growth in our customer base in the U.S. We had 68 and 55 scaled customers from which we generated more than $1.0 million in revenue for the year ended December 31, 2020 and December 31, 2019, respectively. For the three months ended March 31, 2021 and 2020, we had 70 and 59 scaled customers from which we generated more than $1.0 million in revenue, respectively. Our number of scaled customers decreased by 28 for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease is primarily attributable to a significant majority of these scaled customers being involved in industries, particularly travel and hospitality and financial services, which were negatively impacted by COVID-19. See “—Overview—Effects of the COVID-19 Pandemic on our Business.”

Scaled customer ARPU

We believe that our ability to increase scaled customer ARPU is an indicator of our ability to grow the long-term value of existing customer relationships. We calculate the scaled customer ARPU as revenue for the corresponding period divided by the average number of scaled customers during that period. We believe that scaled customer ARPU is useful for investors because it is an indicator of our ability to increase revenue and scale our business.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Scaled customer ARPU	$289,275	$212,124	$1,054,194	$877,226

Scaled customer ARPU increased 20.2% for the year ended December 31, 2020, as compared to 2019, primarily due to higher usage of our platform among scaled customers. Scaled customer ARPU for our scaled customers from which we generated more than $1.0 million in revenue was $3.8 million and $3.5 million for the year ended December 31, 2020 and December 31, 2019 and $1.0 and $0.9 million for the three months ended March 31, 2021 and 2020, respectively. Our scaled customer ARPU increased by $0.08 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily caused by changes in our sales model to increase number of and productivity of sales team focused on existing scaled customer growth as well as increased levels of business from customers in industries that the COVID-19 pandemic has positively affected. See “Business—Sales & Marketing” and “—Overview—Effects of the COVID-19 Pandemic on our Business.”

Description of Certain Components of Financial Data

Revenues

Our revenue is primarily derived from use of our platform via subscription fees, volume-based utilization fees and fees for professional services. Our platform revenue is comprised from a mix of direct platform revenue and integrated platform revenue, which leverages API integrations with third parties. For 2020 and 2019, we derived 68% and 69% of our revenues from direct platform revenue, and 32% and 31% of our revenues from integrated platform revenue, respectively. Revenues are recognized when control of these products or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products and services. Sales and other taxes collected by us are excluded from revenue. Our revenue recognition policies are discussed in more detail under “Critical Accounting Policies and Estimates.”

Cost of revenues (excluding depreciation and amortization)

Cost of revenue excludes depreciation and amortization and consists primarily of media and marketing costs and certain personnel costs. Media and marketing costs consist primarily of fees paid to third-party publishers, media owners or managers, or to strategic partners that are directly related to a revenue-generating event. We pay these third-party publishers, media owners or managers and strategic partners on a revenue-share, a cost-per-lead, cost-per-click, or cost-per-thousand-impressions basis. Expenses related to hosting our platform, which includes “internet traffic” associated with the viewing of available impressions or queries per second and costs of providing support to our customers are also included in cost of revenues. Personnel costs included in cost of revenues include salaries, bonuses, commissions and employee benefit costs primarily related to individuals directly associated with providing services to our customers. We expect costs of revenues will generally decrease in the future as a percentage of revenue over the long term.

General and administrative expenses

General and administrative expenses primarily consist of computer and telecom expenses, personnel costs, including salaries, bonuses and employee benefits costs associated with our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees. We expect general and administrative expenses to increase in absolute dollars in future periods. We expect that general and administrative expenses will stay consistent as a percentage of revenue over the long term.

Selling and marketing expenses

Selling and marketing expenses primarily consist of personnel costs, including salaries, bonuses, employee benefits costs and commission costs, for our sales and marketing personnel. Selling and marketing expenses also include costs for market development programs, advertising, promotional and other marketing activities. We intend to continue to invest in marketing initiatives and as a result we expect selling and marketing expenses to increase in absolute dollars in future periods. Selling and marketing expense as a percentage of revenue may fluctuate from period to period based on revenue levels and the timing of our investments in these functions over the long term.

Research and development expenses

Research and development expenses primarily consists of personnel costs, including salaries, bonuses and employee benefit costs, engineering and IT services associated with the ongoing research and maintenance of internal use software, including platform and related infrastructure. We expect to continue to invest in research and development in order to develop our technology platform to drive incremental value and growth and as a result we expect that research and development expenses will increase as a percentage of revenue in the long term.

Depreciation and amortization

Depreciation and amortization relate to property and equipment, website and software development costs as well as acquisition related intangible assets. We record depreciation and amortization when appropriate using straight-line method over the estimated useful life of the assets.

Acquisition related expenses

Acquisition related expenses primarily consists of legal fees associated with certain business combinations and addressing disputes related to those transactions. It also includes retention bonuses agreed to be paid to employees related to one-time events such as an acquisition or a significant transaction. We expect that acquisition related expenses will be correlated with future acquisitions (if any), which could be greater than or less than our historic levels.

Restructuring expenses

Restructuring expenses primarily consist of employee termination costs due to internal restructuring. We expect that restructuring expenses will be correlated with future restructuring activities (if any), which could be greater than or less than our historic levels.

Interest expense

Interest expense primarily consists of interest paid on long-term borrowings.

Other (income) / expense

Other (income) / expense primarily consist of changes in fair value of acquisition related liabilities, gains and losses on sale of assets, gains and losses on extinguishment of acquisition related liabilities and foreign exchange gains and losses. We expect that the magnitude of other income and expenses will depend on external factors such as foreign exchange rate, which could be greater than or less than our historic levels.

Change in fair value of warrants and derivative liabilities

Change in fair value of warrants and derivative liabilities primarily relate to warrants to purchase shares of our common stock that we issued in connection with previous financing rounds. We expect that the change in fair value of warrants and derivative liabilities will depend on external valuation-related factors, which could be greater than or less than our historic levels.

Income tax provision

We account for income taxes in accordance with ASC 740, Income Taxes, which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is established when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have concluded that the deferred tax assets are not realizable on a more-likely-than-not basis and that a full valuation allowance is required, with the exception of AMT credits that are refundable as a result of U.S. Tax Cuts and Jobs Act and certain deferred tax assets in the Czech Republic, India and the U.K.

Stock based compensation expense

After giving effect to the modification of the vesting terms of our restricted stock awards and restricted stock units, our stock based compensation expense will have a material impact on our results of operations, including operating expenses and net income / loss during current and future periods. Pursuant to the modified vesting terms, we will not recognize any stock based compensation expense until the initial public offering. Upon the closing of this offering, we will recognize approximately $103.8 million in stock based compensation expense. See Note 11 to our condensed unaudited consolidated financial statements as of and for the three months ended March 31, 2021 included elsewhere in this prospectus for a description of the modified vesting terms.

Assuming that the offering is completed in fiscal year 2021, we will expense the unrecognized stock based compensation (which includes $592.0 million related to modification to our existing restricted stock and restricted stock units) as follows, subject to future forfeitures:

Year Ended December 31,
2021	2022	2023	2024	2025	2026	Total
$203,873	$156,172	$151,537	$136,913	$118,928	$41,796	$809,219

Results of Operations

We operate as a single reportable segment to reflect the way our Chief Operating Decision Maker (“CODM”) reviews and assesses the performance of the business. The Company’s CODM is the Chief Executive Officer.

	Three Months Ended March 31,			Year Ended December 31,
	2021	2020	% Change	2020	2019	% Change
Revenues	$101,463	$81,260	24.9%	$368,120	$306,051	20.3%
Operating expenses:
Cost of revenues (excluding depreciation and amortization)	38,972	30,529	27.7%	148,878	110,385	34.9%
General and administrative expenses	19,132	18,793	1.8%	70,849	73,344	(3.4)%
Selling and marketing expenses	20,570	19,248	6.9%	77,140	69,519	11.0%
Research and development expenses	9,784	8,723	12.2%	31,772	28,685	10.8%
Depreciation and amortization	10,117	9,541	6.0%	40,064	34,340	16.7%
Acquisition related expenses	707	1,935	(63.5)%	5,402	5,916	(8.7)%
Restructuring expenses	287	1,193	(75.9)%	2,090	1,388	50.6%

Total operating expenses	$99,569	$89,962	10.7%	$376,195	$323,577	16.3%

	Three Months Ended March 31,			Year Ended December 31,
	2021	2020	% Change	2020	2019	% Change
Operating income / (loss)	$1,894	$(8,702)	(121.8)%	$(8,075)	$(17,526)	(53.9)%

Interest expense	2,961	4,343	(31.8)%	16,257	15,491	4.9%
Other (income) / expense	1,284	113	1,036.3%	(126)	239	(152.7)%
Change in fair value of warrants and derivative liabilities	23,600	2,600	807.7%	28,100	4,200	569.0%

Total other expenses	$27,845	$7,056	294.6%	$44,231	$19,930	121.9%

Loss before income taxes	(25,951)	(15,758)	64.7%	(52,306)	(37,456)	39.6%
Income tax (benefit) / provision	(1,577)	622	(353.5)%	919	1,009	(8.9)%

Net loss	$(24,374)	$(16,380)	48.8%	$(53,225)	$(38,465)	38.4%

Comparison of the Three Months Ended March 31, 2021 and 2020

Revenues

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Revenues	$101,463	$81,260	$20,203	24.9%

Revenues increased by $20.2 million, or 24.9%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase in revenues is attributable to revenues of $10.4 million from existing customers and $9.8 million from new customers.

Cost of revenues (excluding depreciation and amortization)

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Cost of revenues (excluding depreciation and amortization)	$38,972	$30,529	$8,443	27.7%

Cost of revenues (excluding depreciation and amortization) increased by $8.4 million, or 27.7%, for the three months ended March 31, 2021, compared to the three months ended March 31, 2020. This increase was primarily driven by $8.7 million in incremental media costs.

General and administrative expenses

	Three Months ended March 31,		Change
	2021	2020	Amount	%
General and administrative expenses	$19,132	$18,793	$339	1.8%

General and administrative expenses increased by $0.3 million, or 1.8%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was driven by higher employee related costs of $2.1 million, partially offset by lower travel-related expenses of $0.6 million, and lower facility-related expenses such as rent, utilities and office supplies of $1.0 million.

Selling and marketing expenses

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Selling and marketing expenses	$20,570	$19,248	$1,322	6.9%

Selling and marketing expenses increased by $1.3 million, or 6.9%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by higher employee related costs of $1.9 million, partially offset by lower trade show and travel-related costs of $0.5 million primarily due to reduced travel as a result of COVID-19 pandemic.

Research and development expenses

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Research and development expenses	$9,784	$8,723	$1,061	12.2%

Research and development expenses increased by $1.1 million, or 12.2%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by higher payroll cost of $1.0 million.

Depreciation and amortization

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Depreciation and amortization	$10,117	$9,541	$576	6.0%

Depreciation and amortization increased by $0.6 million, or 6.0%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This increase was primarily driven by an increase in website and software development cost amortization of $0.5 million.

Acquisition related expenses

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Acquisition related expenses	$707	$1,935	$(1,228)	(63.5)%

Acquisition related expenses decreased by $1.2 million, or 63.5%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease was primarily driven by the fact that we had higher retention bonuses and earnouts payable for acquisitions we completed in 2019.

Restructuring expenses

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Restructuring expenses	$287	$1,193	$(906)	(75.9)%

Restructuring expenses decreased by $0.9 million, or 75.9%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease was primarily driven by lower employee termination cost.

Interest expense

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Interest expense	$2,961	$4,343	$(1,382)	(31.8)%

Interest expense decreased by $1.4 million, or 31.8%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This decrease was primarily driven by lower interest on the new debt facility entered by us during the three months ended March 31, 2021.

Other (income) / expense

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Other (income) / expense	$1,284	$113	$1,171	1036.3%

Other expense increased by $1.2 million for the three month ended March 31, 2021 compared to the three month ended March 31, 2020. This increase was primarily driven by a change in the fair value of acquisition related liabilities of $0.8 million, and an increase in foreign currency loss of $0.4 million.

Change in fair value of warrants and derivative liabilities

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Change in fair value of warrants and derivative liabilities	$23,600	$2,600	$21,000	807.7%

Change in fair value of warrants and derivative liabilities expense increased by $21.0 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. This was primarily driven by a change in our estimates and assumptions specifically as it relates to the price of our underlying stock used to calculate the fair value of our warrants and derivatives. See the section titled “ —Critical Accounting Policies and Significant Judgments and Estimates” for information regarding estimates and assumptions involved in calculating the fair value of our warrants and derivatives.

Income tax (benefit) / provision

	Three Months ended March 31,		Change
	2021	2020	Amount	%
Income tax (benefit) / provision	$(1,577)	$622	$(2,199)	(353.5)%

Income tax provision decreased by $2.2 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. For the three months ended March 31, 2021, the Company recorded an income tax benefit of $1.6 million. The income tax benefit relates primarily to a partial reversal of the Company’s U.S. valuation allowance as acquisitions consummated during the interim period ended March 31, 2021 created a source of future taxable income. For the three months ended March 31, 2020, the Company recorded an income tax provision of $0.6 million related primarily to foreign taxes.

The effective tax rate for the three months ended March 31, 2021 was 6.08%. The effective tax rate for the three months ended March 31, 2020 was (3.95)%. The effective tax rate both interim periods was different than the U.S. statutory rate primarily related to limited tax benefit being recording for U.S. operating losses as the Company maintains a full valuation allowance against its U.S. deferred tax assets.

Comparison of the Years Ended December 31, 2020 and 2019

Revenues

	Year Ended December 31,		Change
	2020	2019	Amount	%
Revenues	$368,120	$306,051	$62,069	20.3%

Revenues increased by $62.1 million, or 20.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase in revenues is attributable to $31.3 million from existing customers (which includes customers acquired as part of 2019 acquisitions) and $30.8 million from new customers. This was also driven by increased revenue of $51.5 million from U.S. customers and $10.6 million from international customers.

Cost of revenues (excluding depreciation and amortization)

	Year Ended December 31,		Change
	2020	2019	Amount	%
Cost of revenues (excluding depreciation and amortization)	$148,878	$110,385	$38,493	34.9%

Cost of revenues (excluding depreciation and amortization) increased by $38.5 million, or 34.9%, for the year ended December 31, 2020, compared to the year ended December 31, 2019. This increase was primarily driven by $38.0 million in incremental media costs.

General and administrative expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
General and administrative expenses	$70,849	$73,344	$(2,495)	(3.4)%

General and administrative expenses decreased by $2.5 million, or 3.4%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was driven by lower travel-related expenses of $2.4 million, lower employee related costs of $1.6 million and lower facility-related expenses such as rent, utilities and office supplies of $1.0 million, partially offset by increased software and telecommunication expenses of $2.9 million.

Selling and marketing expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
Selling and marketing expenses	$77,140	$69,519	$7,621	11.0%

Selling and marketing expenses increased by $7.6 million, or 11.0%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by higher employee payroll costs of $10.7 million, partially offset by lower trade show and travel-related costs of $2.7 million primarily due to reduced travel as a result of COVID-19 pandemic.

Research and development expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
Research and development expenses	$31,772	$28,685	$3,087	10.8%

Research and development expenses increased by $3.1 million, or 10.8%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by higher payroll costs and professional service costs of $3.0 million.

Depreciation and amortization

	Year Ended December 31,		Change
	2020	2019	Amount	%
Depreciation and amortization	$40,064	$34,340	$5,724	16.7%

Depreciation and amortization increased by $5.7 million, or 16.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by amortization of acquisition related intangible assets of $3.8 million and an increase in website and software development cost amortization of $2.6 million, partially offset by a $0.4 million decrease in depreciation of property and equipment.

Acquisition related expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
Acquisition related expenses	$5,402	$5,916	$(514)	(8.7)%

Acquisition related expenses decreased by $0.5 million, or 8.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by legal expenses related to earnouts payable for acquisitions.

Restructuring expenses

	Year Ended December 31,		Change
	2020	2019	Amount	%
Restructuring expenses	$2,090	$1,388	$702	50.6%

Restructuring expenses increased by $0.7 million, or 50.6%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by an increase in employee termination costs.

Interest expense

	Year Ended December 31,		Change
	2020	2019	Amount	%
Interest expense	$16,257	$15,491	$766	4.9%

Interest expense increased by $0.8 million, or 4.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by an increase in our average long-term borrowings outstanding during the year ended December 31, 2020 compared to the prior year.

Other (income) / expense

	Year Ended December 31,		Change
	2020	2019	Amount	%
Other (income) / expense	$(126)	$239	$(365)	NM

Other income increased by $0.4 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by a change in the fair value of acquisition related liabilities of $1.4 million, a gain on sale of assets of $0.4 million and a foreign currency gain of $0.4 million, partially offset by a loss on extinguishment of acquisition related liabilities of $1.8 million.

Change in fair value of warrants and derivative liabilities

	Year Ended December 31,		Change
	2020	2019	Amount	%
Change in fair value of warrants and derivative liabilities	$28,100	$4,200	$23,900	569.0%

Change in fair value of warrants and derivative liabilities increased by $23.9 million, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This was primarily driven by a change in our estimates and assumptions specifically as it relates to the price of our underlying stock used to calculate the fair value of our warrants and derivatives. See the section titled “—Critical Accounting Policies and Significant Judgments and Estimates” for information regarding estimates and assumptions involved in calculating the fair value of our warrants and derivatives.

Income tax provision

	Year Ended December 31,		Change
	2020	2019	Amount	%
Income tax provision	$919	$1,009	$(90)	(8.9)%

Income tax provision decreased by $0.1 million, or 8.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. For the years ended December 31, 2020 and 2019, we recorded an income tax provision primarily related to foreign income taxes and state and local taxes. This decrease was primarily driven by a decrease in the corporate tax rates in India that impacted the tax provisions for certain subsidiaries in India. The effective tax rates for the years ended December 31, 2020 and 2019 were (1.7)% and (2.7)%, respectively. The change in effective tax rate was primarily related to changes in permanent differences and a change in the valuation allowance. During 2020, our valuation allowance increased by $7.4 million primarily as a result of current year operating losses for which no tax benefit was received because we maintain a full valuation allowance against our U.S. net deferred tax assets.

Non-GAAP Financial Measures

In order to assist readers of our consolidated financial statements in understanding the core operating results that our management uses to evaluate the business and for financial planning purposes, we describe our non-GAAP measures below. The following non-GAAP financial measures provide an additional tool for investors to use in comparing our financial performance over multiple periods. We present the following non-GAAP measures and their most directly comparable U.S. GAAP measure:

Adjusted EBITDA and adjusted EBITDA margin

Adjusted EBITDA is a non-GAAP financial measure defined as net loss adjusted for interest expense, depreciation and amortization, stock-based compensation, income tax (benefit) / provision, acquisition related expenses, restructuring expenses, change in fair value of warrants and derivative liabilities and other (income) / expense. Acquisition related expenses and restructuring expenses are acquisition related expenses and primarily consist of severance and other personnel-related costs which we do not expect to incur in the future as acquisitions of businesses may distort the comparability of the results of operations. Change in fair value of warrants and derivative liabilities is a non-cash expense related to periodically recording “mark-to-market” changes in the valuation of derivatives and warrants. Other (income) / expense consist of non-cash expenses such as changes in fair value of acquisition related liabilities, gains and losses on extinguishment of acquisition related liabilities, gains and losses on sales of assets and foreign exchange gains and losses. We exclude these charges because these expenses are not reflective of ongoing business and operating results. Adjusted EBITDA margin is a non-GAAP metric defined as adjusted EBITDA divided by the total revenues for the same period. Adjusted EBITDA and adjusted EBITDA margin provide us with a useful measure for period-to-period comparisons of our business as well as comparison to our peers. We believe that these non-GAAP financial measures are useful to investors in analyzing our financial and operational performance. Our use of adjusted EBITDA and adjusted EBITDA margin has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including revenues and net loss.

The following table reconciles adjusted EBITDA and adjusted EBITDA margin to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Net loss	$(24,374)	$(16,380)	$(53,225)	$(38,465)
Net income (loss) margin	(24.0%)	(20.2%)	(14.5%)	(12.6%)
Add back:
Interest expense	2,961	4,343	16,257	15,491
Depreciation and amortization	10,117	9,541	40,064	34,340
Stock-based compensation	—	26	105	216
Income tax (benefit) / provision	(1,577)	622	919	1,009
Acquisition related expenses	707	1,935	5,402	5,916
Restructuring expenses	287	1,193	2,090	1,388
Change in fair value of warrants and derivative liabilities	23,600	2,600	28,100	4,200
Other expense / (income)	1,284	113	(126)	239

Adjusted EBITDA	$13,005	$3,993	$39,586	$24,334

Adjusted EBITDA margin	12.8%	4.9%	10.7%	7.9%

Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through utilization of cash generated from operations, as well as borrowings under our credit facilities. As of March 31, 2021, we had cash and cash equivalents of $52.1 million and net working capital, consisting of current assets less current liabilities, of $40.1 million. As of March 31, 2021, we had an accumulated deficit of $266.7 million.

We believe our existing cash and anticipated net cash provided by operating activities, together with available borrowings under our credit facility, will be sufficient to meet our working capital requirements for at least the next 12 months. However, if our operating performance during the next 12 months is below our expectations, our liquidity and ability to operate our business could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.” In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. We cannot guarantee that we will be able to raise additional capital in the future on favorable terms, or at all. Any inability to raise capital could adversely affect our ability to achieve our business objectives.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Net cash provided by (used for):
Net cash provided by operating activities	$5,612	$3,372	$35,539	$30,599
Net cash used for investing activities	(6,804)	(7,134)	(25,207)	(61,660)
Net cash provided by / (used for) financing activities	2,502	(3,628)	2,783	28,028
Effect of exchange rate changes on cash and cash equivalents	68	(20)	(208)	(75)

Net increase / (decrease) in cash and cash equivalents, including restricted cash	$1,378	$(7,410)	$12,907	$(3,108)

Net cash provided by operating activities

For the three months ended March 31, 2021, net cash provided by operating activities of $5.6 million resulted primarily from net loss of $24.4 million, adjusted for non-cash items of $33.6 million resulting in a net cash income of $9.2 million. Changes in working capital were primarily driven by a decrease in accounts receivable of $11.1 million offset by a decrease in accounts payable of $9.8 million and a decrease in accrued expenses and other current liabilities of $3.7 million, for net changes in working capital of $3.6 million.

For the three months ended March 31, 2020, net cash provided by operating activities of $3.4 million resulted primarily from adjusted non-cash items of $13.0 million largely offsetting our net loss of $16.4 million, resulting in a net cash loss of $3.4 million. Changes in working capital were primarily driven by a decrease in accounts receivable of $32.6 million partially offset by a decrease in accrued expenses and other current liabilities of $27.8 million, for net changes in working capital of $6.8 million.

During the year ended December 31, 2020, net cash provided by operating activities of $35.5 million resulted primarily from adjusted non-cash items of $72.4 million largely offsetting our net loss of $53.2 million. Non-cash items included $40.1 million for depreciation and amortization and a change in fair value of warrants and derivative liabilities of $28.1 million. Changes in working capital were primarily driven by a decrease in accounts receivable of $24.3 million and an increase in accounts payable of $4.4 million partially offset by a decrease in accrued expenses and other current liabilities of $15.5 million.

During the year ended December 31, 2019, net cash provided by operating activities of $30.6 million resulted primarily from adjusted non-cash items of $41.1 million largely offsetting our net loss of $38.5 million. Non-cash items included $34.3 million for depreciation and amortization, unpaid interest of $2.2 million and $4.2 million for change in the fair value of warrants and derivative liabilities. Changes in working capital were primarily driven by a decrease in accounts receivable of $18.9 million and an increase in accounts payable of $22.2 million partially offset by a decrease in accrued expense and other current liabilities of $6.5 million.

Net cash used in investing activities

For the three months ended March 31, 2021, we used $6.8 million of cash in investing activities, primarily consisting of website and software development costs of $4.4 million and business and asset acquisitions, net of cash acquired, of $2.2 million.

For the three months ended March 31, 2020, we used $7.1 million of cash in investing activities, primarily consisting of website and software development costs of $6.2 million.

During the year ended December 31, 2020, we used $25.2 million of cash in investing activities, primarily consisting of investments in website and software development costs of $23.0 million.

During the year ended December 31, 2019, we used $61.7 million of cash in investing activities, primarily consisting of investments in website and software development costs of $19.4 million, and business and asset acquisitions, net of cash acquired of $39.0 million.

Net cash provided by financing activities

For the three months ended March 31, 2021, net cash provided by financing activities of $2.5 million was primarily due to proceeds from a new credit facility of $183.3 million, net of financing cost, partially offset by repayments against credit lines of $42.8 million and term loan of $138 million.

For the three months ended March 31, 2020, net cash used for financing activities of $3.6 million was primarily due to repayments against the credit lines of $3.5 million.

During the year ended December 31, 2020, net cash provided by financing activities of $2.8 million was primarily due to $10.0 million in proceeds from the PPP loan, partially offset by repayments of $6.5 million under our credit facilities.

During the year ended December 31, 2019, net cash provided by financing activities of $28.0 million was primarily due to $24.5 million in proceeds from the issuance of term loans and $7.0 million from drawings under our line of credit.

Debt

As of March 31, 2021, we have $193.4 million of outstanding long-term borrowings.

On February 3, 2021 we completed our debt refinancing and as a result of such debt refinancing, we entered into a $222.5 million Senior Secured Credit Facility. The Senior Secured Credit Facility was used to fully repay and terminate our existing Credit Agreement. Borrowings under the debt are expected to be in an amount of $185.0 million and bear interest payable quarterly ranging from LIBOR plus 2.125% to LIBOR plus 2.625% based on our consolidated net leverage ratio stated in the credit agreement. We are required to repay the principal balance and any unpaid accrued interest on the Senior Secured Credit Facility on February 3, 2026. As a result of the debt refinancing, we expect that our interest expense will decrease in the future. We do not expect any other significant changes in liquidity as a result of this refinancing.

We are currently in compliance with our financial maintenance covenants under the Senior Secured Credit Facility and, based upon our current expectations, believe that we will continue to comply with our financial maintenance covenants for the next 12 months. The Senior Secured Credit Facility contains restrictive covenants that place restrictions on us and may limit our ability to, among other things, incur additional debt and liens, purchase our securities, undertake transactions with affiliates, make other investments, pay dividends or distribute excess cash flow.

On April 23, 2020, we entered into a promissory note evidencing an unsecured $10.0 million loan under the Paycheck Protection Program (“PPP loan”) of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) administered by the U.S. Small Business Administration (“SBA”). The loan was made through Radius Bank. We accounted for the loan as a financial liability in accordance with ASC Topic 470, Debt. Accordingly, the loan was recognized within long-term debt and current portion of long-term debt in the consolidated balance sheet. In addition, related accrued interest is included within accrued liabilities in the consolidated balance sheet. We used the proceeds from the loan for payroll, rent and utilities and certain other approved expenses during the eight-week period commencing on the loan effective date. We believe our borrowings under the PPP loan are eligible for full loan forgiveness and have filed the forgiveness application with the SBA. In the event that any amounts are not forgiven by the SBA, such unforgiven amounts shall be payable in equal monthly installments over the remaining term of the loan.

Contractual obligations

As of December 31, 2020, our material contractual obligations were as follows:

		Payments by period
(in thousands)	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Long-term borrowings	208,924	11,725	197,199	—	—
Operating leases	16,184	3,666	3,875	3,581	5,062
Purchase obligations	15,114	11,029	4,085	—	—

Total contractual obligations	240,222	26,420	205,159	3,581	5,062

Acquisition related contingent consideration payables and holdback payables are contractual obligations for which the timing of cash out flow cannot be estimated. Contingent consideration estimates may change based on actual results and may differ from management’s current expectations. For more information refer to Notes 7 and Notes 8 to our consolidated financial statements and notes thereto included elsewhere in this prospectus.

As of March 31, 2021, purchase obligations totaled $11.1 million, with $7.0 million payable over the remaining nine months of 2021 and $4.1 million payable in 2022. During the three months ending on March 31, 2021, we refinanced our debt and as a result, our long-term borrowings payments will be as follows:

		Payments by period
(in thousands)	Total	During the remaining 9 months of 2021	1-3 Years	3-5 Years	>5 Years
Long-term borrowings	218,526	3,759	36,851	36,915	141,000

Internal Control Over Financial Reporting

During the audits of our financial statements for the years ended December 31, 2020 and 2019, three material weaknesses were identified in our internal control over financial reporting. Under standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to lack of segregation of duties, lack of a risk assessment process and lack of contemporaneous documentation and accounting analysis.

As an emerging growth company, we have experienced growth such that our existing accounting and finance staff was not adequate to contemplate all the financial transactions facing the company on a contemporaneous basis. This led to positions being taken without appropriate independent reviews by personnel adequately knowledgeable of the technical requirements under U.S. GAAP. Additionally, the Company had not historically completed a formalized risk assessment process on an annual basis, including an assessment of the risks related to fraud. Finally, the Company had taken historical accounting positions, specifically related to stock-based compensation awards, redeemable convertible preferred stock and warrants, which led to restatements of prior financial statements and material adjustments to current financial statements, to correct accounting errors associated with these positions. These positions were taken without complete documentation and full understanding of the technical requirements of the accounting literature as it related to our specific arrangements.

We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified including: (i) hiring additional accounting and financial reporting personnel with generally accepted accounting principles in the U.S. GAAP and SEC reporting experience, (ii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes and (iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

These additional resources and procedures are designed to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures. With the oversight of senior management and our audit committee, we have begun taking steps and plan to take additional measures to remediate the underlying causes of the material weaknesses.

We intend to complete the implementation of our remediation plan during fiscal year 2021. Although we believe that our remediation plan will improve our internal control over financial reporting, additional time may be required to fully implement it and to make conclusions regarding the effectiveness of our internal controls over financial reporting. Our management will closely monitor and modify, as appropriate, the remediation plan to eliminate the identified material weaknesses.

If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses.

We, and our independent registered public accounting firm, were not required to evaluate and report on the our internal controls over financial reporting during their audits and therefore, our independent registered public accounting firm has not issued an opinion on the our internal controls over financial reporting as of December 31, 2020 in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are based on management judgment and the best available information, and as such actual results could differ from those estimates.

While our significant accounting policies are described in more detail in Note 2 in our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Revenue arises primarily from our technology platform via subscription fees, volume-based utilization fees and fees for professional services designed to increase our customers’ usage of our technology platform. Sales and other taxes collected by us concurrent with revenue-producing activities are excluded from revenues.

Principal versus agent revenue recognition

We may incur third-party costs on behalf of customers, including direct costs and incidental costs. Third-party direct costs incurred in connection with the delivery of advertising or marketing services include, among others: purchased media, data, cost of physical mailers, and procurement cost of Internet Protocol Addresses (“IPs”) used in the emailing services. The inclusion of billings related to third-party direct costs in revenues depends on whether we act as a principal or as an agent in the customer arrangement. In certain contracts, we contract with customers to provide access to our software platform available through different pricing options to tailor to multiple customer types and customer needs. These options include fixed or minimum monthly subscription fees, fixed cost per mille and percentage of spend on third party costs. We generate revenue when the software platform is used on a self-service basis by charging a platform fee that is either a percentage of spend or a flat monthly subscription fee as well as fees for additional features such as data and advanced reporting. As we do not obtain control of the ad spots prior to transfer to the customer in these arrangements, revenue is recognized on a net basis. We may also act as principal when contracting for third-party services on behalf of our customers, because we control the specified goods or services before they are transferred to the customer and we are responsible for providing the specified goods or services, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. In such arrangements, we also take pricing risk under the terms of the customer contract. In certain media buying businesses, we act as principal when we control the buying process for the purchase of the media and contract directly with the media vendor. In these arrangements, we assume the pricing risk under the terms of the customer contract. In such cases, we include billable amounts related to third-party costs in the transaction price and record revenues at the gross amount billed, consistent with the manner that revenues are recognized for the underlying services contract.

Website and software development costs

We capitalize the cost of internally developed software that has a useful life in excess of one year. These costs consist of the salaries and benefits of employees working on such software development to customize it to our needs. Capitalization begins during the application development stage, once the preliminary project stage has been completed. We assess whether an enhancement creates additional functionality to the software, and qualifies the costs incurred for capitalization. Once a project is available for general release, capitalization ceases and we estimate the useful life of the asset and begin amortization using the straight-line method. We annually assess whether triggering events are present to review internal-use software for impairment. The estimated useful life of our capitalized software development costs is three years.

We determine the amount of internal software costs to be capitalized based on the amount of time spent by our developers on projects in the application stage of development. There is judgment involved in estimating the time allocated to a particular project in the application stage. A significant change in the time spent on each project could have a material impact on the amount capitalized and the related amortization expense in subsequent periods.

Fair value

We use a third-party valuation firm to determine the fair value of warrants and derivative liabilities periodically and such valuations are calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows.

The fair values of warrants and derivative liabilities have been estimated using a Monte Carlo simulation and the estimated market price of our common stock. Key assumptions were as follows:

•	Stock price: See the subsection entitled “Determination of Fair Value of Common Stock” below.

•	Exercise price: We determined the exercise price to be $0.01 for years ended December 31, 2020 and 2019.

•	Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury rates at the time of grant that approximate the expected term of the option.

•

Expected volatility: We determined expected annual equity volatility to be 64.0% and 41.0% for years ended December 31, 2020 and 2019, respectively. Expected volatility is estimated by considering the historical volatility of similar publicly-traded companies for which share price information is available.

•	Time to maturity: We determined the time to maturity to be 0.63 years and 1.30 years for years ended December 31, 2020 and 2019, respectively.

We account for all stock options using a fair value-based method. The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes-Merton option pricing model, and the related stock-based compensation expense is recognized over the expected life of the option.

Key assumptions used to value stock options were as follows:

•	Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury rates at the time of grant that approximate the expected term of the option.

•	Expected dividend yield: We have never declared or paid any dividends and do not expect to pay any dividends in the foreseeable future.

•	Expected term: We estimate the expected term using the “simplified method” as we do not have sufficient historical exercise data.

•	Expected volatility: Expected volatility is estimated by considering the historical volatility of similar publicly-traded companies for which share price information is available.

Determination of Fair Value of Common Stock

Prior to this offering, given the absence of a public trading market for our common stock, the Board of Directors in conjunction with an independent third-party valuation firm determined the fair value per share of the common stock by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. We also utilize these fair values to value other equity-based financial instruments. Such valuations are performed on a quarterly basis, by considering various factors such as:

•	relevant precedent transactions involving our capital stock;

•	the liquidation preferences, rights and privileges of our redeemable convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

To determine the fair value of our common stock, we first determined our enterprise value and then allocated the value among the various classes of our equity securities to derive a per share value of our common stock. Our enterprise value was most recently estimated using both the income and market approach valuation methods, in addition to giving consideration to recent secondary sales of our common stock.

The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of our Company.

Business Combination and Goodwill

We utilize the purchase method of accounting in accordance with ASC 805, Business Combinations. This standard requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Our estimates and assumptions used in assessing fair value are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The fair value of contingent consideration is recalculated each reporting period with any resulting gains or losses recorded on the Consolidated Statements of Operations and Comprehensive Loss.

We perform an annual goodwill impairment test on October 1 every year. Goodwill impairment is assessed based on a comparison of the fair value of our reporting units to the underlying carrying value of the reporting unit’s net assets, including goodwill. As of December 31, 2020, we have four reporting units. If the carrying value of the reporting unit exceeds its fair value, an impairment loss shall be recognized, in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2020 and 2019, annual goodwill impairment test, we elected to bypass the qualitative assessment for the four reporting units and proceeded directly to the quantitative impairment test using a discounted cash flow method to estimate the fair value of the reporting units. As a result of this assessment, it was concluded that there was no impairment loss because the fair value of the reporting units significantly exceeded the respective carrying value of each reporting unit.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial condition and results of operations is disclosed in Note 2 to our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. We expect to use the extended transition period for any new or revised accounting standards during the period we remain an emerging growth company.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange risks. We do not hold or issue financial instruments for speculative or trading purposes.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our loan term borrowings, which accrue interest at a variable rate. Based upon the principal balance owed on our long term borrowings as of December 31, 2020, a hypothetical one percentage point increase or decrease in the interest would not result in a significant impact on interest expense as a result of an interest rate floor. This impact on interest rates is subject to change as a result of debt refinancing. There was no material changes in market risk exposures as of March 31, 2021. For more information, see Note 22 to our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

Foreign Currency Risk

We have foreign currency risks related to a certain number of our foreign subsidiaries, in the UK, France, Belgium and India. We do not believe that a 10% change in the relative value of the U.S. dollar to other foreign currencies would have a material effect on our cash flows and operating results in currencies other than the U.S. dollar.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations.

A LETTER FROM ZETA'S CO-FOUNDERS David A. Steinberg (former CEO of Sterling Cellular and InPhonic) John Sculley (former Apple Inc. CEO and PepsiCo President) A VISION FOR MARKETING EXCELLENCE When we co-founded Zeta In 2007, we did so with the future in mind. Ours was a vision for marketing excellence powered by the exponential growth of data, the rise of artificial intelligence and the unification of smarter software technology. As former public company CEOs, we had both experienced the complexity of managing multiple software vendors with different point solutions across multiple channels. This resulted in greater costs and lost opportunities to engage each consumer as a person. each with unique experiences. So together, we set out to create an Intelligent marketing software platform to empower enterprises to acquire, grow and retain consumers. Throughout our 13+ year journey of building Zeta into a data driven marketing technology pioneer, there have been challenges along the way. But we have been steadfast in building the assets and capabilities to realize our founding vision, fueled by e passion for growth, innovation end most importantly, an unwavering commitment to our customers. investors and employees. Today, Zeta is a Leading data-driven marketing technology company serving more than 1,000 enterprise customers across multiple industries. Powered by an immense proprietary data set and patented artificial intelligence, our marketing platform improves ROI and drives better outcomes across the consumer lifecycle. But the success Zeta enjoys today is modest compared to what we hope to achieve. Our vision for the future is to empower enterprises to thrive in a digital ecosystem with intelligence, individuality and integrity. Our focus for today is to be the preferred software platform tor enterprises to accelerate growth and enrich the connections they have with consumers. We believe we are on the precipice of big things. THE FUTURE OF MARKETING Last year was a perfect storm. The combined events of 2020 forever changed how Individuals live as consumers and how businesses operate as digital-first. This new digital economy requires enterprises to evolve their tools and technology to identify, engage with and derive desired behaviors from the modern consumer. It requires sharper insights end more timely business intelligence to acquire new consumers and retain existing ones. However,. most enterprises lack the comprehensive data, sophisticated artificial intelligence and rnarketing automation technology to do this effectively. It is here where Zeta thriveswe help many of the worlds largest brands reduce the cost of growing their consumer base.

THE KEY TO ACCELERATED GROWTH: DATA + Al = INTENT While data is abundant, actionable insights are scarce. Few enterprises have assembled the capabilities to ingest, synthesize and act on data to make their marketing programs more relevant for consumers and deliver a better return on investment for their bottom lines. Doing this repeatedly and at scale requires deeper insights. At Zeta, this is at the core of our business. Our proprietary data cloud manages more than 220 million opted-ln, active U.S. individuals and is enriched by more than I trillion signals derived from online and offline behaviors. These signals, when combined with our proprietary software and Al, predict consumer intent at an individual level. Our customers access this Al-powered data through the Zeta Marketing Platform (ZMP). our next generation marketing technology platform. ZMP empowers enterprises to better understand consumer behavior and translate that knowledge into better experiences across all marketing channels and devices. By knowing when and where consumers intend to engage, purchase or churn, enterprises using the ZMP can deliver the right message, at the right time and within the right channel. The result is more predictable and profitable return on investment. BEING ACCOUNTABLE TO ALL STAKEHOLDERS Our commitment to being a leader in our industry and our singular focus on the needs of our customers has driven our success, and we are not slowing down. We plan to build upon our existing marketing technology platform, introduce new products and accelerate the growth of our customers both domestically and Internationally Together with our talented employees, our executive team will continue to be accountable to all our stakeholders and deliver results that our customers, investors and community can be proud of in the coming years. Most importantly, honesty and transparency will remain at the core of everything we do as a company. ONE FINAL NOTE... In closing this letter, we would like to thank our incredible employees. We have the privilege of leading a committed team who is pushing the boundaries of marketing technology and making it happen every day for our customers. Zeta would not be the company It Is today without you Thank you for your tremendous work, passion and commitment to excellence. On behalf of everyone at Zeta, we look forward to beginning this next phase of our journey as a public company, continuing our legacy of innovation, delivering on our growth potential and maximizing value for our stockholders. Sincerely. DAVIO A. STEINBERG JOHN SCULLEY <ZETA

BUSINESS

Our Mission

Zeta’s mission is to enable enterprise businesses to accelerate growth by leveraging Zeta’s proprietary data and predictive AI to acquire, grow and retain consumer relationships.

Overview

Zeta is a leading omnichannel data-driven cloud platform that provides enterprises with consumer intelligence and marketing automation software. We empower our customers to target, connect and engage consumers through software that delivers personalized marketing across all addressable channels, including email, social media, web, chat, CTV and video, among others. We believe our actionable insights derived from consumer intent enable our customers to acquire, grow and retain consumer relationships more efficiently and effectively than the alternative solutions available in the market.

Our ZMP is the largest omnichannel marketing platform with identity data at its core. The ZMP can analyze billions of structured and unstructured data points to predict consumer intent by leveraging sophisticated machine learning algorithm and the industry’s largest opted-in data set for omnichannel marketing. The ZMP acts on these insights by connecting with consumers through native integration of marketing channels and API integration with third parties. The ZMP’s data-driven algorithms and processes learn and optimize each customer’s marketing program in real time, producing a ‘flywheel effect’ that enables our customers to test, learn and improve their marketing programs in real time. This continuous learning loop provides greater efficiency and effectiveness for our customers and creates a competitive advantage for Zeta.

The ZMP empowers our customers to personalize consumer experiences at scale across multiple touchpoints. Marketing programs are created and orchestrated by our customers through automated workflows and sophisticated dashboards. Our CDP+ ingests, analyzes and distills disparate data points to generate a single view of a consumer, encompassing identity, profile characteristics, behaviors and purchase intent, which is then made accessible through a single console. Our Opportunity Explorer synthesizes Zeta’s proprietary data and data generated by our customers to uncover consumer insights that are translated into marketing programs designed for highly targeted audiences across digital channels, including email, SMS, websites, applications, social media, CTV and chat.

Over the past decade, we have built a set of technologies and tools that make our customers’ marketing operations easier and more productive through a unified marketing platform that seamlessly bridges consumer identity, personalization, deployment and deterministic measurement across digital marketing channels and devices. We built our business model around a frictionless user experience and have enhanced and extended the platform over time to serve the evolving needs of enterprise brands. We know that the modern consumer is ‘always-on’ and has an ever-expanding digital footprint across websites, apps and connected devices. Our marketing platform not only addresses today’s complex ecosystem but is also sufficiently flexible and robust to expand into emerging technologies such as IoT and augmented reality.

We have secured more than 100 patents and patent applications and employ over 500 data scientists, technologists and engineers who work on further advances to our platform. We serve customers encompassing some of the largest and most well-known enterprises across industry verticals, including 34%, 33% and 31% of the Fortune 100 as of March 31, 2021, December 31, 2020 and 2019, respectively. Of our Fortune 100 customers, 24, 27 and 25 were scaled customers as of March 31, 2021, December 31, 2020 and 2019, respectively. For the periods ended March 31, 2021, December 31, 2020 and December 31, 2019, 15, 20 and 16, respectively, were scaled customers from which we generated between $100,000 and $1.0 million in revenue. For the periods ended March 31, 2021, December 31, 2020 and December 31, 2019, nine, seven and nine, respectively, were scaled customers from which we generated over $1.0 million in revenue. We generated 15%, 15% and 17% of our revenue from our Fortune 100 customers as of March 31, 2021, December 31, 2020 and 2019, respectively.

Our business exhibits scale and growth. Revenue reached $368.1 million in 2020, a 20.3% increase from 2019, and reached $101.5 million for the three months ended March 31, 2021, a 24.9% increase from the same period in 2020. Our net loss was $53.2 million in 2020, a 38.4% increase from 2019, and $24.4 million for the three months ended March 31, 2021, a 48.8% increase from the same period in 2020. Adjusted EBITDA was $39.6 million in 2020, a 62.7% increase from 2019, and $13.0 million for the three months ended March 31, 2021, a 225.7% increase from the same period in 2020.

Industry Background & Challenges

Data-driven marketing is a critical element of the modern economy. Enterprises that focus on data-driven marketing can achieve significantly higher ROI as compared to traditional marketing, especially when delivered at scale and on a personalized basis. In recent years, digital marketing has become increasingly complex due to a variety of factors such as the proliferation of devices, fragmentation of media across platforms and an evolving regulatory framework. In response to these challenges, enterprises have experienced increased costs, reduced transparency and more onerous systems integration as they attempt to target, connect and engage modern consumers. To address these complexities, specialized software and more robust infrastructure are required.

Acceleration of Digital Transformation

In 2020, digital transformation accelerated as consumers moved online and their consumption of digital media grew. This change in consumer behavior has led to an expansion by enterprises in the rate of their investment in digital transformation. According to a KPMG survey, 79% of CEOs say that their companies are accelerating the creation of a seamless digital consumer experience as a result of the COVID-19 pandemic and 63% have increased their digital transformation budget.

IDC predicts that by 2024, spending on digital transformation technology will represent 57% of all IT spend as compared to 38% in 2019. The accelerated shift in investment towards digital is also evident in the composition of marketing budgets. In 2019, global digital marketing spending overtook spending on analog and traditional marketing for the first time. eMarketer predicts that by 2024 digital marketing will represent nearly two-thirds of all marketing spending.

As the bar to succeed in the digital ecosystem is raised, enterprises are discovering that they must evolve their assets and capabilities to improve how they acquire, grow and retain consumer relationships. Many enterprises struggle to identify the right consumers for their brand, deliver relevant experiences to such consumers and build the capability to do it over an ever-expanding number of digital channels. Legacy point solutions and data and analytics tools from the analog era were not designed to address this accelerating digital shift. Modern tools and technologies are required to personalize consumer experiences at scale and measure ROI with greater precision.

Demand for Personalized Experiences by Modern Consumers

Consumers are seeking more personalized experiences when interacting with a brand. According to PWC, 54% of all U.S. consumers say that brands need to improve their consumer experience to win or maintain their business. Walker predicts that in 2021, consumer experience will overtake price and product as the key brand differentiator. Although enterprises are aware that more relevant consumer experiences tend to result in improved business outcomes, delivering better experiences is too complex for many enterprises to execute, They lack the data assets, core capabilities and modern technologies to capitalize on this emerging development.

Evolving & Fragmented Consumer Identity

As use of personal devices and digital media expands, audience fragmentation is accelerating. A growing roster of digital publishers and an explosion of digital content presents a challenge for marketers seeking to reach a large audience spread over multiple channels. In addition, the number of devices used by individual consumers has increased and is expected to continue to grow. This multiplies the complexity of targeting, connecting and engaging the modern consumer. Although enterprises attempt to target, connect and engage consumers across multiple devices, there is inadequate cross-functional coordination, a lack of data integration across channels and poor inter-operability among systems. Enterprises are seeking new approaches to identify individual consumers rather than devices or digital identifiers. This presents opportunities for companies that have the data-driven assets and capabilities to present a unified view of the consumer, deliver more relevant experiences, enable real-time learning and, ultimately, generate higher ROI based on deeper understanding of the needs, attitudes and behaviors of individuals.

Legacy Point Solutions Are Unable to Serve All of the Evolving Needs of Enterprises

Advances in computing and communications technology have enabled businesses to automate and improve their core business processes. Many businesses have purchased, built and deployed a wide range of enterprise software applications in such areas as ERP and CRM. While technology improvements have brought increased processing power and functionality to enterprise software applications, businesses have been challenged to realize the full benefits of these applications for a variety of reasons, including difficulties with deployment and high cost of ownership. Enterprises attempting to deliver more personalized consumer experiences at scale have had to purchase, implement, maintain, upgrade, integrate and use multiple vendors and technologies to execute their plans. This piecemeal approach has increased cost of ownership due to lack of inter-operability and decreased effectiveness of their marketing programs as a result of functional and integration gaps. The complexity, cost and sub-optimal results from this legacy approach have created a need for a comprehensive technology platform that serves as a dynamic end-to-end solution for enterprises.

Significant Marketing Dollar Waste Exists

Even though marketing technology has become more sophisticated, many enterprises still lack the ability to accurately calculate the return on their marketing investments. According to eMarketer calculations, companies waste an average of 26% of their marketing budgets on ineffective digital strategies and channels. Many existing data-driven strategies and tactics have proven to be ineffective. Although data vendors are able to collect consumer information across a wide range of digital properties and connected devices, enterprises struggle to realize the value of this type of data because they are unable to coordinate insights and execute across disparate channels. In addition, significant challenges with enterprise data management persist, including data security, big data ingestion choke points, extraction of meaningful insights and a shortage of professionals who can manage sophisticated unified data systems. This typically leads to an inefficient use of data and a gap between expectations and actual results. Robust, reliable and flexible data management combined with timely, accurate analysis are among the most valuable resources marketers can use to personalize consumer experiences at scale and improve marketing ROI.

Protecting Consumer Privacy and Regulatory Challenges

Increasing awareness about how Internet user data is gathered, processed and used by marketers to create targeted marketing messages has resulted in a growing number of privacy laws and regulations globally, including the CCPA and VPPA in the U.S. and the GDPR in the EU. We believe these developments will continue. In addition, there are a growing number of consumer-focused non-profit organizations and commercial entities advocating for privacy rights. These institutions are enabling digital consumers to assert their rights over the use of their online data in marketing transactions. Enterprises are demanding more transparent and easier to use solutions that enable them to remain in compliance with existing and emerging regulations.

Our Market Opportunity

We participate in the large, growing and rapidly evolving digital marketing industry. The sector is benefitting from an accelerated pace of consumer adoption and heightened innovation across the technology ecosystem. Increased Internet penetration, expanded use of mobile devices and modernization of legacy systems have driven digital transformation initiatives within enterprises and created new channels to target, connect and engage consumers. To utilize these digital channels more effectively and satisfy shifts in consumer preference, enterprises are increasingly employing marketing automation tools to manage their customer acquisition and retention programs. As marketers seek to maximize their digital transformation initiatives and minimize the friction of internal operations, they have increased their demand for easy-to-use, comprehensive third-party marketing technology platforms that deliver relevant communications to the right audiences via the right channel and at the right time.

According to eMarketer, global marketing spend was approximately $647 billion in 2019 and is expected to grow to $841 billion by 2024, representing a compound annual growth rate of 5%. Within this broader global marketing spend, digital marketing spend was $325 billion in 2019 and is expected to grow to $526 billion by 2024, representing a compound annual growth rate of 10%. According to IDC, marketing software spend worldwide was approximately $19.2 billion in 2019 and was expected to grow to $35.5 billion by 2024, representing a compound annual growth rate of 13%. We believe these trends are driving the demand for marketing software solutions like ours.

The increased focus on digital marketing has also increased demand for marketing automation solutions. These solutions facilitate consumer acquisition, engagement and loyalty by leveraging data and analytics to optimize personalization of marketing programs. According to Mordor Intelligence, the marketing automation software market was estimated at approximately $6.9 billion in 2020 and is expected to grow to approximately $19.7 billion by 2026, representing a compound annual growth rate of 19%.

We believe we are well-positioned to capitalize on these market opportunities as a software and platform provider. In particular, we have one of the largest proprietary identity graphs that enhances enterprises’ targeting capabilities, patented AI that delivers personalized experiences to improve engagement, and purpose-built technology that enables our customers to acquire, grow and retain consumer relationships more effectively than alternative solutions.

We sized our market using a bottom-up approach. We believe the size of our total addressable market to be approximately $36 billion. We calculated this figure by first estimating the total number of U.S. Large Enterprises, derived from U.S. Census Bureau data and which we define as firms with over 1,500 employees. We then further segmented the U.S. Large Enterprises by industry verticals in which Zeta maintains most relevance, yielding 9,558 companies. We multiplied this number of relevant U.S. Large Enterprises by our scaled customer ($1M+) ARPU of $3,805,734, derived from internal Company data for the year ended December 31, 2020, to arrive at the TAM.

The Zeta Marketing Platform

We believe the ZMP is the largest omnichannel marketing platform with identity data at its core. The ZMP makes use of proprietary data and predictive AI to enable enterprises to accelerate their growth by acquiring, growing and retaining consumer relationships. Our platform was designed with our customers’ needs in mind and can efficiently and effectively deliver on all digital marketing objectives and across all channels. We serve customers across various industry verticals. In 2020, we reached approximately 500 million individuals globally.

We designed our platform using a flexible, service-oriented architecture in order to facilitate rapid development of new solutions, to meet evolving industry demands and to support new use cases and marketing requirements. The ZMP is hosted in the Zeta Hybrid Cloud, which is a unique pairing of a public cloud (AWS/Google) deployment and self-hosted private cloud (VMware/Docker/Kubernetes) resources designed to facilitate workload management in a cost-effective, performant and efficient manner.

We have also dedicated significant resources to the goal of building customer trust by developing and implementing programs designed to protect data privacy and to promote a secure technical environment. The resources we dedicated to this goal include engineers, analysts, lawyers, policy experts and operations specialists, as well as hardware and software from leading vendors and solutions we have designed and built. In particular, we have implemented a number of technical innovations, process enhancements and industry solutions in response to our increased obligations with respect to our data. For example, we can identify and implement user consent parameters and opt-in or opt-out as applicable and can evaluate whether such consents apply to our various data sources, products or customers.

The ZMP is built on the following four pillars:

1. Opted-in Data Set

We believe we have the largest opted-in consumer data set for omnichannel marketing. Our data set is an amalgamation of our private proprietary data, publicly available data and data provided by our partner ecosystem.

Our data set contains more than 220 million opted-in individuals in the U.S. and more than 535 million opted-in individuals globally with an average of more than 2,500 demographic and behavioral attributes per individual. On average, we ingest more than 1 trillion content consumption signals per month on a global basis and synthesize this information into hundreds of intent-based audiences, which can then be used to create marketing programs. All this data is managed through a proprietary database structure that has patented flexibility, speed and scalability.

2. Patented AI Engine

The ZMP is supported by more than 90 patents and patent applications, including 12 granted patents and 23 pending patent applications on AI, automation for predictive personalization and consumer identity resolution and over 500 data scientists, technologists and engineers continuously working on further advances. We believe our proprietary data is key to our AI engine. We analyze this data through extensive application of AI technologies, including machine learning and natural language processing. We leverage our AI technologies and data within the ZMP to:

•	Seamlessly collect and ingest structured and unstructured data into the ZMP;

•	Quickly and reliably analyze key consumer attributes and signals;

•	Identify consumer intent by running sophisticated algorithms to analyze data;

•	Cluster related concepts and prioritize actionable insights to create intent-based graphs;

•	Create audiences comprised of individuals or affinity-driven clusters scored based on intent;

•	Personalize content to make experiences more relevant for the consumer and profitable for the enterprises; and

•	Create channel and content recommendations to optimize marketing performance.

3. Omnichannel Engagement

We offer our customers the ability to manage their campaigns across all addressable and digital channels. Insights gleaned from our consumer behavior in one channel may be used to make decisions with respect to other channels. Our platform provides integrated access to a wide range of omnichannel inventory and data sources, as well as third-party services and platforms. The ZMP seamlessly integrates these 3rd party sources and services to enable our customers to deploy their targeted marketing programs through a wider range of channels, devices and formats, all within a single platform. This enables our customers to improve how they identify and engage the modern consumer who is using multiple devices and platforms (e.g., mobile, website, applications, social media, CTV and email).

We believe that empowering our customers to utilize data and AI across multiple channels and use cases drives higher utilization We have demonstrated the ability to increase scale to address the growing demand from enterprises. For example, in 2020, we were a top three email service provider (“ESP”) and deployed an average of over six billion emails per month. We were also a top 10 programmatic platform in 2020 and delivered an average of three billion monthly impressions to consumers. CTV, our fastest growing channel, delivered approximately 500 million ad impressions and we personalized over 200 million website experiences in 2020. In addition, we use our proprietary technology to provide a direct identity sync with Facebook and other social media platforms. In 2020, our Facebook impressions averaged over 750 million per quarter.

4. Performance Optimization

Every year, enterprises spend millions of dollars on marketing programs, yet many strategies and tactics prove ineffective. At Zeta, we have spent more than a decade developing intelligence, tooling, analytics and dashboards that enable our customers to design, plan and execute effective and personalized marketing programs at scale. Our platform provides real-time results to our customers through a graphical dashboard and makes recommendations for improvement through the same graphical interface. Our AI engineers continuously update the machine learning algorithms to improve the overall ROI for our customers.

Our Key Strengths

Omnichannel Engagement

Our omnichannel capabilities enable us to provide value to our customers by uncovering consumer insights tied to individuals’ purchase intent that can be used across digital marketing channels, thereby increasing the effectiveness of our customers’ marketing programs. With a focus on return on marketing investment, our customers can be confident that our algorithmic software decisions and our guidance are independent and designed to be in their best interests. Through the ZMP, our customers are able to identify and target consumers across a wide range of digital channels. These channels can work independently, in parallel or in concert depending on the marketing strategies and tactics of our customers. Many of these channels, such as email and programmatic, are native to the ZMP, while others, such as social media, are accessed through API integrations with companies, such as Facebook and Snap. The ZMP can respond quickly to technological advances and seamlessly connect with emerging digital platforms and new devices.

Actionable Insights

Our customers can use the Opportunity Explorer module in the ZMP to obtain and take action on high-value consumer insights in real-time. The ZMP monitors, aggregates and synthesizes the behaviors of individuals globally across multiple points of interactions to predict interest and intent. For example, each month in the U.S. alone, our artificial intelligence systems monitor and scores over 50 billion webpages and online discussion forum interactions, 3 billion visits to real-world locations, 1 billion purchase signals and up to 2,500 demographic and behavioral attributes to identify high value opportunities for our customers to optimize their digital marketing programs based on this data and insights.

Recognized Leader in Marketing Automation

The ZMP was designed to enable marketing and IT professionals to integrate our service with their existing applications quickly and seamlessly. We believe our customers choose our platform over others because of its powerful, integrated and easy to use applications, rapid integration with various channels and technologies, and seamless onboarding of customer’s and third-party data. We have been recognized by various third-party research reports as a leader in the marketing automation sector. For example, in 2020, we were recognized as a “Leader” by The Forrester Wave™: Email Marketing Service Providers, Q2 2020 and received the highest possible scores for our campaign management data, analytics, artificial intelligence and campaign operations capabilities. In addition, we were recognized as a “Visionary” in a market research report by a major research and advisory firm in 2017.

Secure, Scalable and Reliable Platform

The ZMP has been designed to provide our customers with high levels of reliability, data integrity, performance and security. Our public cloud deployment and IT systems within our data center have multi-zone and multi-region fail-over redundancy. We have built a comprehensive security infrastructure, including firewalls, intrusion detection systems and encryption for transmissions over the Internet, which we monitor and test on a regular basis. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost-effectively to tens of thousands of customers and millions of users. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously. Our architecture also enables us to segment access privileges across our user base.

Management Team

Our management team is highly experienced, possesses deep industry knowledge and is operationally focused. We are led by our original founders, which gives us a combination of stability and a strong entrepreneurial corporate culture. Our co-founder and CEO, David A. Steinberg, has decades of relevant industry experience with a proven track record of entrepreneurship and innovation. Our co-founder, John Sculley, was the former CEO of Apple and President of PepsiCo. The rest of our management team has worked in top enterprises and tech-forward companies, including Microsoft, Oracle, IBM, Netscape, PayPal, Accenture and Nielsen.

Our Competitive Advantages

All in One Platform

The ZMP is an end-to-end platform that gives our customers a 360-degree view of their consumer relationships, provides proprietary and actionable insights that improve business productivity and has the ability to execute across all channels to improve marketing program ROI. Some of the key capabilities of our end-to-end platform include: proprietary identity data, master data management, omnichannel engagement, native integration of marketing channels and customer acquisition capabilities. We believe this sets us apart from competitors’ legacy point solutions that neither provide a full suite of capabilities nor address all primary use cases of acquisition, growth and retention.

Reduces Complexity and Cost of Total Ownership

Our business model is driven by our comprehensive platform, owned infrastructure and continuous innovation resulting from consistent investment in research and development. We believe each new release of the ZMP has delivered significant improvements in performance, reliability, scale and scope to our customers and reduced our cost base. This enables us to price our platform competitively allowing our customers to exit legacy technology systems and eliminate ineffective marketing programs. We believe these improvements reduce our customers’ costs and improve their ROI, enabling us to attract and retain customers and grow our market share.

Patented AI Engine with Custom Built Algorithms

The ZMP was purpose-built from the ground up by our seasoned team of product experts and engineers. It was designed with patented AI at its core to maximize extensibility. As the digital landscape has evolved over the years, we have been able to enhance and extended our AI capabilities to address the evolving needs and requirements of our customers. We believe that the accuracy and precision of the answers delivered by our AI engine enables our customers to make faster and better marketing decisions and allows marketing executives to oversee effective marketing programs.

Opted-In Data

A number of countries and regions have enacted or are considering enacting legislation that could significantly restrict the marketing industry’s ability to collect, augment, analyze, use and share data. While we do not expect these requirements to become a universal standard for data collection, we have nonetheless prepared for the possibility of such laws being enacted in the foreseeable future. Accordingly, we have implemented a framework to record and apply consumer consents that meet or exceed legal requirements in the U.S. and the EU. We capture much of our opted-in data through our publisher network, which includes our commenting platform, Disqus. We are embedded on more than 6.2 million websites and more than 15 billion webpages.

Enriched Data Embedded in Customers’ Marketing Operations

ZMP seamlessly connects Zeta’s proprietary data and third-party data with each customer’s consumer data via matching processes to create a 360-degree view of the consumer while keeping Zeta’s and each customer’s data technically separated. This provides enterprises with a single source of truth that improves their understanding of consumer needs, attitudes and behaviors. This understanding is translated into personalized marketing programs and marketing spend that is optimized for ROI. With role-based access, strict data separation and advanced security functionalities, the ZMP is purpose-built for enterprise-wide adoption and scalability.

Our Growth Strategies

Our data and AI-powered platform enables our customers to transform their digital marketing strategy, accelerate their revenue growth and enhance business returns. In turn, our customers’ success motivates them to increase their use of our platform, thereby accelerating our revenue and growth. Key elements of our long-term growth strategy include:

Further penetrate our existing customer base. As marketers continue to move a greater percentage of their budgets from analog to digital marketing, we believe we can rely on our extensive connections and customer base to capture a larger share of the overall marketing spend from our existing customers, in particular our scaled customers. We have customers spanning a wide spectrum of industry verticals and we believe we can achieve significant organic growth by cross-selling our existing solutions, making full use of our data capabilities and insights and by capturing increased share of our scaled customers’ marketing spend by introducing new features and functionalities within the ZMP.

Acquire new scaled customers. As traditional marketing software providers struggle to meet rapidly evolving customer demands, we believe we have a substantial opportunity to drive greater adoption of our platform. We intend to aggressively pursue new scaled customers by investing in our sales and customer service teams while driving increased efficiencies in our go-to-market approach. We also have extensive relationships with many marketing agencies and enterprises and believe we can extend our platform to provide B2B marketing capabilities.

Continue to innovate and develop new products. We intend to continue to invest in our technology to improve our platform and enhance its features and functionalities. We designed our platform to easily accommodate new features and functions, as well as the release of entirely new solutions. With over 500 data scientists and engineers, we believe we are well positioned to quickly develop new products and take full advantage of the shift to digital marketing. Since we view data as one of our key competitive advantages, we will also continue to invest resources to expand our data offerings, both from third-party providers, as well as our proprietary data sources.

Expand into international markets. We are still early in our international expansion efforts and have a limited presence outside of the U.S., yet many of our existing customers have significant global reach, representing potential international demand for our products, which can be supported by our Zeta Identity Graph™. As we expand relationships with our existing customers in the U.S., we are also investing in select regions in Europe. In addition, we believe that Asia may represent a substantial growth opportunity and we are in the early stages of developing our business plan with respect to these markets.

Continue to strengthen our partnership ecosystem and expand sales capacity. We are in the process of building out our global network of consulting, delivery and technology partners that can enrich our offerings, scale our coverage and help us reach a broader audience than we would be able to reach on our own. We expect this network will extend our sales reach and provide implementation leverage both domestically and internationally. With a focus on growing our sales capacity, we are building a sophisticated sales operation to focus on opportunity creation and progression. We believe these new capabilities will allow us to further strengthen our relationships with our existing customers and gain global market share.

Our Products

Our product suites are powered by the ZMP and are designed to enable enterprises to acquire, grow and retain consumer relationships more efficiently and effectively than alternative solutions available in the market. In order to achieve this goal, we offer four principal types of product suites, each targeted at a different marketing objective: Opportunity Explorer, Consumer Experiences, Omnichannel Acquisition and Identity & Data Management. Our customers can purchase our products individually or in combination to obtain a 360-degree view of the consumer and our products can scale based on the needs of the customer. We also offer various technical upgrades, consulting services, additional integrations and access to ad-hoc data sources, services or channels. As a result, our customers are incentivized to allocate an increasing percentage of their marketing budgets to our platform and to enter into long-term contractual commitments with us.

Opportunity Explorer

As our keystone product suite, the Opportunity Explorer detects and surfaces new marketing opportunities for our customers to achieve their business goals. Based on our proprietary data and uniquely modeled intender scores, the Opportunity Explorer can present immediate and actionable opportunities within the ZMP that our customers can then use to generate growth. A closed-loop cycle from insight to activation ensures that our AI engine can quickly learn from the available data, identify the best data signals and create accurate and up-to-date Zeta Identity Graphs™. The Opportunity Explorer is woven into the fabric of the ZMP and is accessible through five product modules: MarketPulse, CustomerPulse, DMAPulse, Audience Pulse and CompetitorPulse.

•	MarketPulse. MarketPulse provides marketers with real-time notifications and longitudinal visualizations representing changes in consumer sentiment and interest.

•	CustomerPulse. CustomerPulse provides marketers with real-time, actionable insights across acquisition, retention and growth opportunities derived by enriching a customer’s data with Zeta data.

•

DMAPulse. DMAPulse provides marketers with real-time, actionable insights on designated market areas that should receive increased or decreased investments to optimize market share and customer acquisition efficiency.

•	AudiencePulse. AudiencePulse provides marketers with real-time, actionable insights on more than 850 Zeta Audiences predicting consumer intent and interest.

•	CompetitorPulse. CompetitorPulse providers marketers with actionable insights on the business’s competitive set and opportunities to capture market share and prevent customer attrition.

Our customers can use all four of the modules or choose any individual module to obtain data-cloud based insights on their existing consumers and prospects. Customers pay Zeta a licensing fee for use of the Opportunity Explorer and an incremental fee based on their utilization of the ZMP. The terms of our subscription agreements are typically monthly or annual.

Consumer Experiences

As part of this product suite our customers can upload their existing consumer data into the ZMP, which is then matched to Zeta’s proprietary database, thereby enriching identity and intent, to create a 360-degree view of their consumers. Each marketing campaign is then personalized and optimized by Zeta’s patented AI engine based on the customer’s KPIs, market dynamics and consumers’ signals and behaviors. As part of this enrichment process, the Opportunity Explorer can also recommend optimal engagement tactics based our customer’s stated requirements. This product suite enables are customers to increase the lifetime value of their consumer relationships. Customers pay Zeta a licensing fee for access to the ZMP and an incremental fee based on their utilization of the ZMP. The terms of our subscription agreements are typically annual or multi-year.

Omnichannel Acquisition

As part of this product suite our customers are able use the Opportunity Explorer to identify new consumers who are most likely to engage with a marketing message and ultimately become consumers of the brand. Our customers can choose to generate intent-based audiences using our existing profiles or automatically generated look-a-like audiences based on their ideal customer profile. Based on these audiences, Zeta’s proprietary and patented real-time AI engine can quickly design an efficient and effective marketing program to achieve our customers’ acquisition goals. For example, a decisioning node placed in the experience builder can quickly identify which marketing channels are most likely to be effective for an individual consumer, which types of messages are most likely to resonate and what time of day the consumer is most likely to be receptive to the marketing message. Based on the suggestions produced by the ZMP, customers can choose to execute their marketing programs through the ZMP’s native marketing channels or use third-party integrations. Customers pay Zeta a licensing fee for access to the ZMP and an incremental fee based on their utilization of the ZMP. The terms of our subscription agreements are typically monthly or annual.

Identity & Data Management

As part of this product suite our customers can use the CDP+ as their system of record for all consumer information. Customers can consolidate multiple databases and internal and external data feeds and organize their data based on their unique needs and performance metrics. The CDP+ has extensive technical flexibility and can adjust to our customers’ custom data schemas with limited or no pre-configuration required. If necessary, we can also engineer a deeper level of data integration between the CDP+ and our customers’ marketing infrastructure. Once our customer’s data has been ingested, screened, unified and normalized within the CDP+, the Opportunity Explorer, Customer Experiences and Omnichannel Acquisition product suites can be immediately turned on to individually engage consumers. As part of our standard offering, we provide our customers with service-level agreements (“SLAs”) that guarantee high-levels of reliability, performance and security. Customers pay Zeta a design and development fee and a licensing fee for the CDP+. The terms of our subscription agreements are typically annual or multi-year.

Our Technology and Architecture

We have organically built a leading platform that supports our business and corporate strategy. The ZMP is an efficient and integrated high-throughput and low-latency system that collects data, identifies individuals, predicts intent, suggests next best action, engages through digital channels and provides a high level of measurement. To create and maintain the ZMP, we use an integrated global team of tightly aligned product and engineering teams. Each layer in our stack has a distributed team that works across all of the products in our platform. This approach maintains re-usable services with a focus on clean abstractions and consistency.

The ZMP is an enterprise-grade platform that can pass enterprise-grade requirements of scale, reliability and security. The design, deployment and management of the ZMP is centered on the following areas:

Innovation. We foster an innovative, fast-paced culture that enabled the release of over 150 features in 2020. Our core product and engineering teams timely and consistently deliver new features by preparing for escalations and by maintaining a rigorous planning process. We maintain a “tip-of-the-spear” team that operates outside of the enterprise constraints of the platform and is focused on rapid iteration and investigation of new products. As we discover new innovations that have market potential, we swiftly move the initiative into the core engineering team to integrate with the broader platform solutions.

Scalability. By leveraging cloud infrastructure from Amazon and the Zeta technology stack, we are able to horizontally scale workloads of different sizes at any time. Our scalable system provides deep insight into the performance of our applications, allowing us to rapidly address potential issues. This scalability allows us to process billions of data points from millions of data sources each day.

Reliability. Our applications are deployed redundantly across availability zones with disaster relief supported by our data centers. Most of our software runs on a cloud infrastructure platform that provides automatic recovery from failures and auto-scaling to handle load spikes. Employing these and other strategies we have been able to achieve 99.9+% uptime for the ZMP.

Security. All our traffic and data at rest is encrypted, we utilize authentication for all data access patterns and consistently scan our code and dependencies for vulnerabilities and undergo regular pen-testing. Additionally, all user passwords and permissions are centrally managed per industry regulations.

The Authenticated Web. Zeta has its own first party cookie to drive engagement for its enterprise customers. It also creates people-based deterministic audiences and identities that can extend into probabilistic audiences, both of which rely on Zeta Identity Graphs™. The information we collect through our cookie helps marketers customize, target and report on their marketing campaigns we place on their behalf. While we produce reports and analytics for our customers, we do not share consumers online profiles or any associated personal identifiable information (“PII”) data. As a result, Zeta’s permissioned people-based audiences and identities have continued to grow in scale and precision amidst a more stringent regulatory environment. We had approximately 535 million, 481 million and 406 million opted-in individuals globally in the ZMP as of March 31, 2021, December 31, 2020 and December 31, 2019, respectively.

Consistency is a key goal of our technology approach. Consumers and data services are engineered to automatically scale horizontally. There are several key differentiators of Zeta’s approach:

Identity at the Core. We maintain a centralized identity service that enables us to quickly onboard identity graphs from our customers and partners while improving the data through our proprietary Zeta Identity Graph™ and Zeta Signals™. The ZMP’s data foundation ensures that all customers have a consistent understanding of their respective consumers. Consistency of services, architecture and programming languages also reduces engineering overhead, regressions and time to market.

Data Integrity. We have over a decade of experience working in enterprise data management. Our platform enables enterprises to perform critical functions such as hygiene, integration, enrichment and storage to create a 360-degree view of the consumer. This modern architecture provides for a flexible process to manage and adapt to any type of data in an automated fashion. Our platform can reach into data sources “where they reside” to ingest, synthesize and act on data inputs without storing the data within our system.

Patented AI. We have capacity to observe billions of daily page views and selectively derive understanding of psychographics, sentiment and intent. This has consistently led to improved performance of our customers’ audience-based campaigns.

Single View of the Consumer. Zeta’s data foundation has a unique ability to maintain PII and non-PII data. Based on intricate roles and permission, we are able to enrich data across multiple channels as well as produce intent scores for over 700 categories.

Real Time. Our data foundation is designed for real-time data-streaming and has been adapted for batch processing. All data products are accessible via API and maintained to strict SLA expectations.

The ZMP is built on a modern infrastructure. For example, the ZMP architecture abstracts away complicated and time-consuming manual database pre-configuration by interfacing through high-throughput, low-latency data services. By reducing or removing the upfront complex configurations required by traditional databases, Zeta’s customers are able to integrate their data sources in minutes, hours or days rather than in weeks or months. Strict monitoring and alerting protocol along with thousands of automated QA tests ensure that our platform meets or exceeds our publicly stated SLAs. We also regularly eliminate tech-debt and upgrade our systems to maintain security compliance and high performance. Moreover, our technology is built with a multi-year vision, helping to ensure longevity of our tools and architecture and ability to meet the current and future demands of our customers.

Our Customers

We work with some of the largest and most well-known enterprises across a wide spectrum of industry verticals including insurance, consumer & retail and telecommunications, which contributed 14%, 11% and 11% of our revenues for the year ended December 31, 2020, and 16%, 13% and 12% of our revenues for the three months ended March 31, 2021, respectively. We served 1,017 customers, 1,081 customers and 1,162 customers as of March 31, 2021, December 31, 2020 and 2019, respectively. We had 333 scaled customers, 336 scaled customers and 330 scaled customers as of March 31, 2021, December 31, 2020 and 2019. In addition, we worked with 34%, 33% and 31% of the Fortune 100 as of March 31, 2021, December 31, 2020 and 2019, respectively. Of our Fortune 100 Customers, 24, 27 and 25 were scaled customers as of March 31, 2021, December 31, 2020 and 2019, respectively. For the periods ended March 31, 2021, December 31, 2020 and December 31, 2019, 15, 20 and 16, respectively, were scaled customers from which we generated between $100,000 and $1.0 million in revenue. For the periods ended March 31, 2021, December 31, 2020 and December 31, 2019, nine, seven and nine, respectively, were scaled customers from which we generated over $1.0 million in revenue. We generated 15%, 15% and 17% of our revenue from our Fortune 100 customers as of March 31, 2021, December 31, 2020 and 2019, respectively. No customer contributed more than 10% of our revenue in the year ended December 31, 2020 or the three months ended March 31, 2021.

Sales & Marketing

Our marketing efforts are focused on promoting our brand, generating awareness of our platform, creating sales leads and building thought leadership on relevant topics for our customers and prospects. We focus our go-to-market efforts on leveraging an advanced, data-driven sales management system to identify, nurture and close new customers and provide our existing customers with new solutions to grow their businesses. To obtain new customers, we create comprehensive demand generation programs, participate in industry and partner conferences, host webinars and utilize digital marketing, search engine optimization, case studies and customer testimonials. In addition, as our existing customers are trained on our platform by our team, they often grow their usage of our platform from their initial use cases to incorporate additional products. These sales and marketing efforts allow us to engage and retain a diversified customer base across a wide spectrum of verticals and allow us to engage decision makers and individual contributors at every level of our customers’ organizations.

We have an experienced global sales team of more than 70 sellers who we believe have a balanced mix of tenure and strong sales productivity to build and nurture relationships with our best prospects and scaled customers. We are currently transitioning to a “hunter/farmer” sales model, under which a dedicated team (“hunters”) is responsible for new business development and a separate team (“farmers”) is focused on training users on our platform and educating existing customers on our platform capabilities. Approximately 48% of Zeta’s sales team is currently focused on new business development and approximately 52% is focused on expanding the scope and increasing platform usage from existing customers, particularly scaled customers.

We believe there is a substantial opportunity to further grow our existing scaled customers and obtain new ones by continuing to make significant investments in our sales and marketing pipeline. We intend to expand our marketing capacity to increase awareness of our platform, harness demand for our products and accelerate growth. Our efforts have already created significant pipeline of opportunities for our sales organization, and we are currently focused on building a sophisticated sales operation to help achieve growth. In particular, we intend to expand our sales team domestically and internationally, and to fully transition to the hunter/farmer sales model by the end of 2021. While our platform is built for organizations of all sizes and industries, our expanded sales team will primarily focus their selling efforts on large enterprise customers, which we believe will lead to scale and operating leverage in our business model. Our new sales pipeline will also track and measure our marketing costs and results closely across all channels and business units to support our efforts to optimize our sales pipeline. We believe these changes will further reduce our sales cycle and lower customer acquisition costs. Overall, we believe our new sales and go-to-market models will allow us to better serve the nuanced demands of new and existing customers across all industry verticals.

Competition

The markets for our products are characterized by intense competition, new industry standards, evolving distribution models, disruptive technology developments, frequent product introductions, short product life cycles, price cutting with resulting downward pressure on gross margins and price sensitivity on the part of customers. Our future success will depend on our ability to enhance and better integrate our existing products, introduce new products on a timely and cost-effective basis, meet changing customer needs, provide best-in-class data security to maintain customer confidence and combat cyber-attacks, extend our core technology into new applications and anticipate emerging standards, business models, software delivery methods and other technological changes.

We believe no single company has offerings that match the comprehensive capabilities of the ZMP and CDP+, but we face collective competition from a variety of companies. Our competitive market is highly fragmented with most competitors focused on specific use cases, end markets and/or types of data sets and point solutions. We believe the principal factors that drive competition between vendors in our market include:

•	Quality of insights and analytics;

•	Omnichannel automation;

•	Real-time scoring and decisioning of data sets;

•	Utility of data management tools;

•	Comprehensive systems integration;

•	Ease and speed of data ingestion and data onboarding; and

•	Scale and scope of identity and audience data.

We believe we compete favorably across these factors. In particular, we believe the ZMP’s competitive advantages include:

•	Intuitiveness and ease of use;

•	Comprehensive feature set;

•	Present workflows and automation;

•	Rapid deployment;

•	Flexibility and scalability;

•	Seamless integration with a customer’s existing technologies; and

•	Favorable customer ROI and total cost of ownership.

For additional information, see the section titled “Risk Factors—Risks Related to Our Business and Industry—Our industry is intensely competitive, and if we do not effectively compete against current and future competitors, our business, results of operations and financial condition could be harmed” and “Risk Factors—Risks Related to Our Business and Industry— Our intellectual property rights may be difficult to enforce and protect, which could enable others to copy or use aspects of our technology without compensating us, thereby eroding our competitive advantages and having an adverse effect on our business, results of operations and financial condition.”

Research & Development

Rapid and continuing innovation is a core driver of our business success and our corporate culture. We are committed to continuous innovation and rapid introduction of new technologies, features and functionality that bring value to our customers. Our proprietary software is built and maintained by more than 500 engineers, data scientists and product managers located in San Francisco, Silicon Valley, New York, India and the EU.

Our efforts are focused on improving and enhancing the features, functionality, performance, availability and security of our existing product offerings as well as developing new features, functionalities and tools. From time to time, we supplement our internal research and development activities with outside development resources and acquired technology. As part of our business strategy, we periodically acquire companies or technologies, and we incorporate the acquired technologies into our solutions. Performance, functional depth, security and the usability of our solutions influence our technology decisions and product direction.

We have an innovative technology roadmap to introduce new product capabilities and functionalities. In particular, we are investing in AI content management, expansion of CDP+ capabilities, enhancement of our CTV offering, expansion of AI based decision and orchestration.

We have implemented a multi-tenancy architectural approach that allows us to operate a single application instance for multiple customers, treating all customers as separate tenants who run in virtual isolation from each other. Customers can use and customize an application as though they each have a separate instance, yet their data and customizations remain secure and insulated from the activities of all other customers. Our multi-tenant platform runs on a single stack of hardware and software, which is comprised of commercially available hardware and a combination of proprietary and commercially available software. As a result, we are able to spread the cost of delivering our services across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database structures, we believe that we can scale our business faster than traditional software vendors. Moreover, we can focus our resources on building new functionality to deliver to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications. Multi-tenancy also allows for faster bug and security fixes, automatic software updates and the ability to deploy major releases and frequent, incremental improvements to our products, benefiting our entire user community. Our customers access our products from any geography over the internet via all of the major Internet browsers and on most major mobile device operating systems.

We provide the majority of our products to our customers from infrastructure operated by us but secured within third-party data center hosting facilities located in the U.S. and the EU. These third-party data center providers provide space, physical security, continuous power and cooling. The remainder of our products operate from cloud computing platform providers who offer infrastructure as a service, including servers, storage, databases and networking.

We expect technology and development expense and capitalized software development costs to increase in absolute dollars as we continue to invest in the development of additional features and functions of the ZMP. We believe this investment will add to our ability to generate revenues by appealing to new customers and providing new opportunities for current customers, in particular scaled customers. Our research and development expenses were $9.8 million for the three months ended March 31, 2021, and $27.8 million and $28.7 million, for the years ended December 31, 2020 and 2019, respectively.

Customer Services & Technical Support

We offer expert consulting, customer success management, technical support and learning services to our customers across all our products. We have global services teams dedicated to designing and implementing custom solutions for our customers. Our teams use a comprehensive, customer-focused delivery methodology that has been refined over years of capturing and analyzing best practices from numerous customer engagements across a diverse mix of solutions, industries and customer segments. Our services teams work with customers on an ongoing basis to understand their current and future business needs, promote faster solution adoption and align product capabilities to customers’ business objectives to maximize the return on their investment. We engage customers to share innovative best practices, relevant industry and vertical knowledge and proven success strategies based on our extensive engagements with leading marketers and brands.

Our global technical customer support group responds to both business and technical inquiries about the use of all products within the Zeta portfolio via the web, telephone, email, social networks and other channels. We provide technical customer support, including access to technical resources, developer support and system administration, 24 hours a day, 365 days a year at no charge to customers who purchase any of our products.

Data Privacy & Regulations

Contemporary consumers use multiple platforms to learn about and purchase products, and have come to expect a seamless experience across all channels. This challenges marketing organizations to balance the demands of the consumer for a seamless experience with privacy-compliant methods of managing data and using such data to create these experiences.

In the U.S., both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on the collection and use of consumer data, including as it relates to internet-based marketing. Data privacy legislation has been introduced in the U.S. Congress, and California has enacted broad-based privacy legislation, the CCPA, as supplemented by the subsequent CPRA, which comes into force in 2023. State legislatures outside of California have proposed dozens of data privacy bills similar to, but distinct from, the CCPA/CPRA. We anticipate that, as with the CCPA/CPRA, new laws in the U.S. at either the state or federal level will allow personal data collection by businesses as the default, so long as data use practices are made transparent to consumers and consumer rights are honored when requested (opt-out model). To date, despite significant legislative activity around privacy in the states and at the federal level, there have been no significant or credible efforts at legislation that would require prior consent before data is used (opt-in model). Zeta believes that a continued emphasis on an opt-out regime in the U.S. will mean a continued ability to collect and use personal data at scale.

Outside the U.S., the GDPR (and the UK equivalent) remain in force in Europe, and, overlaid with country-level laws implementing the ePrivacy Directive, continues to raise questions about the application of these laws to third party marketing technology companies such as Zeta. Many non-U.S., non-EU. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data, including Brazil, Canada, Japan, Singapore, India, South Africa and others. These laws represent a spectrum of opt-in vs. opt-out models, with the GDPR establishing the most stringent set of requirements for obtaining consumer consent. These requirements have served as barriers to the expansion of Zeta’s business in these markets; Zeta has created compliant solutions, but has not been able in some cases to achieve sufficient scale of data collection to create compelling business cases for customers in these markets.

We have a dedicated privacy team within the legal team led by a Chief Privacy Officer who oversees our compliance with data protection laws. Our privacy team and the entire legal team are highly focused on applicable privacy laws and regulations and constantly monitor changes to such laws and regulations with a view to implementing what we believe are best practices in the industry. Our sales and customer support teams are also well versed in helping customers and prospective customers navigate relevant privacy concerns and requirements with respect to Zeta’s solutions. Zeta’s privacy compliance program includes: dedicated, experienced staff with authority to execute the program; written policies and procedures; mandatory training for employees; documentation of data practices and their privacy implications; publicly-facing user interfaces to accept, respond to and track consumer requests to exercise privacy rights; provisions in commercial agreements with partners, customers, and vendors; privacy team review of third-party data sharing relationships; collaborative relationships between the privacy team and product, technology and sales teams to ensure “Privacy by Design;” participation in the Digital Advertising Alliance’s AdChoices Program (as well as similar programs in Canada and Europe); participation in the IAB Europe’s “TCF 2.0” program; and, participation in multi-stakeholder, cross-industry initiatives including the Worldwide Web Consortium (“W3C”), Future of Privacy Forum, Email Senders and Providers Coalition and The Internet Coalition.

Employees & Culture

Zeta’s culture is defined by six core virtues, focused on creating growth for customers and our employees. These virtues are execution, critical thinking, collaboration, continuous innovation, customer success and citizenship.

•	Commitment to Execution. Leaders and teammates are held accountable to deliver exceptional results.

•	Critical Thinking. Our employees collaborate to identify root causes of issues and work with our partners to design and implement meaningful solutions.

•	Collaboration. We realize that working together leads to better outcomes.

•	Continuous Innovation. We creatively think about new ways to develop and implement new products.

•	Customer Success. We go above and beyond to deliver exceptional customer results.

•	Citizenship. We hold ourselves accountable to be responsible for the greater good.

Our virtues foster a culture that enables professional growth through learning and development, as well as career progression. We believe our corporate culture has been critical to our success and we plan to invest substantial time and resources to continue building it. In particular, Diversity, Equality and Inclusion (DEI) is a strategic imperative at Zeta. Our DEI team is focused on driving inclusiveness, innovation and stronger business results by attracting a more diverse talent pool and creating a more inclusive work environment for all our employees around the world.

We believe that our employees love working at Zeta because they believe that they are working towards a larger mission. We pride ourselves in hiring the best global talent with employees across the U.S. (including New York and Silicon Valley), the EU and India. As of March 31, 2021, we had 1,296 employees, including (i) 634 employees in data sciences, technology and engineering, (ii) 228 employees in sales and marketing and (iii) 434 employees in various other internal, customer facing and management roles.

Intellectual Property

We have a patent portfolio of more than 100 U.S. and international patents and applications which include 12 granted patents and 23 pending patent applications covering artificial intelligence, automation for predictive personalization and consumer identity resolution. Our key patents also include secure data encryption technology enabling us to leverage our CDP+ to enhance our customer’s proprietary data while maintaining separation between the data sets. We also have a portfolio of registered domain names and U.S. and international trademark applications and registrations, including ZETA and DISQUS. In addition, we enter into confidentiality agreements and invention or work product assignment agreements with employees and contractors involved in the development of our proprietary intellectual property. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not currently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition. Defending any such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. For a description of our legal proceedings, see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Facilities & Operations

Our corporate headquarters is located in New York City, New York. It consists of two floors with approximately 28,000 square feet under a lease agreement that expires in March, 2029. We have several offices in the U.S. and have operations in the UK, the EU and India, as well as other locations. Our New York office focuses on our go-to-market strategy, customer success, shared services and infrastructure. Our San Francisco and Silicon Valley offices serve as our innovation hubs. The European offices focus on go-to-market and customer success. The India offices concentrate on innovation, infrastructure and shared services.

All our offices are leased and we do not own any real property. We believe that our current facilities are sufficient to meet our present needs. As we grow, we expect that suitable additional space will be available to either expand existing offices or open new office locations.

MANAGEMENT

The following table provides information regarding our executive officers and our board of directors:

Name	Age	Position
David Steinberg	51	Chairman and Chief Executive Officer
Steven Gerber	51	President and Chief Operating Officer
Christopher Greiner	45	Chief Financial Officer
William Landman	68	Director
Robert H. Niehaus	65	Director
William Royan	53	Director
John Sculley	82	Director

Executive Officers

David Steinberg has been a member of our board of directors since 2007 and is the Co-founder, Chairman and Chief Executive Officer of Zeta. Mr. Steinberg is also Chairman of CAIVIS Investment Company, Kica Investments and On Demand Pharmaceuticals. Previously, he was the founder and Chief Executive Officer of InPhonic, a seller of wireless phones and communications products and services. Prior to that he was the Chairman and Chief Executive Officer of Sterling Cellular. He holds a BA in Economics from Washington & Jefferson College. We believe that Mr. Steinberg will make a valued member of our board of directors due to his marketing and entrepreneurial background.

Steven Gerber has been the President and Chief Operating Officer of Zeta since 2009. Mr. Gerber oversees the day-to-day management of the Company, including product development, business development, customer success and operations. He has more than 20 years of experience in data-driven digital technology. Previously, Mr. Gerber was a Senior Vice President at Tranzact LLC and held management positions at Bain & Company and Digitas LLC. He holds a BA from Northwestern University and an MBA from Columbia University.

Christopher Greiner has been the Chief Financial Officer of Zeta since 2020. He has over 20 years of proven success in the technology industry. Prior to joining Zeta, Mr. Greiner served as Chief Financial Officer of LivePerson Inc., an AI-powered conversational cloud provider, from 2018 through March 2020 and before that spent five years at Inovalon, a cloud-based healthcare and life sciences analytics company, first as Chief Product and Operations Officer and then as Chief Financial Officer. Mr. Greiner also held roles of increasing executive responsibility at IBM from 1999 until 2012 and Computer Sciences Corporation (“CSC”) from 2012 to 2013. He holds a BBA in Finance and Economics from Baylor University.

Directors

William Landman has served on our board of directors since 2008. Mr. Landman is the Co-founder and Managing Principal of MainLine Investment Partners, LLC, where he directs the investment activities, management and strategic initiatives of the company and its affiliates, MainLine Private Wealth and Merion Realty Partners. Since 1987, Mr. Landman has also been a Principal and Senior Managing Director of CMS Companies, an alternative investments firm. Further, he is a Senior Advisor at Renovus Capital, an education-oriented small business investment company, and is a Principal and Manager of Merion Residential, a real estate management company. He holds a BA from the University of Pittsburgh and a JD from the University of Pittsburgh School of Law. We believe that Mr. Landman is qualified to sit on our board of directors due to his longstanding experience in investments and company management.

Robert H. Niehaus has served on our of our board of directors since 2012 and has over 30 years of experience in investment and private equity. Mr. Niehaus is the Chairman and Founder of GCP Capital Partners LLC (“GCP”) and has served as Chairman of GCP and its predecessor business Greenhill Capital Partners and their respective Investment Committees since 2000. In addition, Mr. Niehaus is Chairman of Iridium Communications Inc., a satellite communications company, and previously served as a Director for Heartland Payment Systems, a payments technology business. He holds a BA in international affairs from Princeton University and an MBA from Harvard Business School. We believe Mr. Niehaus is qualified to serve on our board of directors due to his extensive corporate governance and investment strategy experience.

William Royan has served on our board of directors since 2017. He is the Managing Partner and Chair of the Investment Committee of GPI Capital, an alternative investment firm. Previously, he was a member of the Global Management Committee and Chief Investment Officer of a predecessor fund of BTG Pactual, a global financial services firm. Mr. Royan has been a director of numerous public and private companies, including the TMX Group, a Canadian financial services company that operates various market exchanges, where he chaired its Governance Committee, and BTG Pactual, a financial company offering investment banking, as well as wealth and asset management services. He holds a Bachelor of Commerce from the University of Calgary and an MBA from the University of Chicago. We believe Mr. Royan is qualified to serve on our board of directors because of his background in financial services.

John Sculley has served on our board of directors since 2008 and is the Co-founder and Vice Chairman of Zeta. Since leaving his role of CEO at Apple Computer, Inc. in 1993, Mr. Sculley has focused on investing in early-stage companies as a venture capitalist and co-founder of several companies. He holds a BA from Brown University and an MBA from the Wharton School at the University of Pennsylvania. We believe Mr. Sculley is well-suited to sit on our board of directors due to the expertise he brings in marketing and company leadership.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board of Directors, Committees and Executive Officers

Our board of directors currently consists of 5 members. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the authorized number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

Director Independence

Our board of directors has determined that all of our directors, other than one, qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing rules of the NYSE (the “Listing Rules”). In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Term and Class of Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for the Class I directors, 2023 for the Class II directors and 2024 for the Class III directors.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Term of Executive Officers

Each executive officer is appointed and serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Board Committees

In connection with the consummation of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Our board of directors may establish other committees to facilitate the management of our business. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and the Listing Rules, which we will post on our website at www.zetaglobal.com upon the completion of this offering.

Audit Committee

Our audit committee oversees our accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention and treatment of any complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses on a periodic basis, and as appropriate, with management, the Company’s policies and procedures with respect to risk assessment and risk management;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•

investigates any reports received through the ethics helpline and reports to the board of directors periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of Robert H. Niehaus, William Royan and William Landman. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Robert H. Niehaus. Our board of directors has determined that each member is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of

Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, on an annual basis, the compensation committee charter and the compensation committee’s performance. Our compensation committee consists of Robert H. Niehaus and William Landman. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our compensation committee is Robert H. Niehaus.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee consists of John Sculley, Robert H. Niehaus, and William Landman. Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is John Sculley.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the past year, been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines to be in place immediately prior to the consummation of this offering will provide our board of directors with flexibility to combine or separate the positions of Chairperson of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.zetaglobal.com upon the completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which became effective immediately prior to the completion of this offering, limit our directors’ liability, and provide that we may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:

•	David Steinberg, Chairman and Chief Executive Officer;

•	Steven Gerber, President and Chief Operating Officer; and

•	Christopher Greiner, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2020 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total
David Steinberg	$693,750	$7,145,417	$578,125	$311,075	$8,728,367
Chairman and Chief Executive Officer
Steven Gerber	$495,000	$2,327,160	$291,205	$4,275	$3,117,640
President and Chief Operating Officer
Christopher Greiner(4)	$400,000	$7,656,667	$450,000	$4,275	$8,510,942
Chief Financial Officer

(1)

Amounts reflect the full grant-date fair value of restricted stock awards granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to executive officers in Note 13 to the consolidated financial statements included in this prospectus.

(2)	Amounts reflect cash bonuses earned under our annual performance-based bonus programs for 2020. See “2020 Bonuses” below for additional information.

(3)

Amount shown for Mr. Steinberg includes (i) the cost of maintaining an apartment for corporate purposes and Mr. Steinberg’s use while on company business ($305,500), and (ii) the cost of maintaining a temporary remote office for Mr. Steinberg. Amounts shown for Mr. Gerber and Mr. Greiner reflect matching contributions under our 401(k) plan.

(4)	Mr. Greiner’s employment commenced on February 17, 2020.

2020 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. The 2020 annual base salaries for our named executives officers were:

Name	2020 Annual Base Salary
David Steinberg	$750,000
Steven Gerber	$550,000
Christopher Greiner	$500,000

In April 2020, the board of directors determined to reduce the annual base salaries of certain senior employees, including our named executive officers, due to the economic effects of the COVID-19 pandemic on our business. The base salaries of our executives and other members of senior management were voluntarily reduced by approximately 10% and the base salaries and bonus of our other impacted employees were reduced by 5%. On April 1, 2020, our employees, other than Mr. Steinberg and Mr. Gerber, were granted restricted stock awards as additional compensation for reduced base salaries in 2020. See “Equity Compensation” below for a description of these awards granted to our named executive officers. Effective January 1, 2021 the annual base salaries of our employees were reinstated. The above table reflects the 2020 base salary prior to the 10% reduction.

2020 Bonuses

We provide annual bonuses designed to motivate and reward our executives, including our named executive officers, for achievements relative to certain company performance metrics for the year. For 2020, the target bonus opportunity for Mr. Steinberg, Mr. Gerber and Mr. Greiner was $750,000, $500,000, and $500,000, respectively.

Our board determines the bonus amounts for our executives, including our named executive officers, based on company performance against pre-established objectives and retains discretion to allow for individual adjustments based on such factors as it deems appropriate. Our corporate performance objectives for 2020 generally related to certain financial and operational performance metrics and the company’s actual performance as compared against 2020 budget. In assessing our named executive officers’ 2020 bonuses, the board also considered the company’s performance in light of the COVID-19 pandemic.

The annual bonuses awarded to our named executive officers for 2020 performance are set forth above in the 2020 Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

The following table sets forth the restricted stock awards granted to our named executive officers during 2020 as the long-term incentive component of our compensation program. These restricted stock awards do not vest until the occurrence of a change in control, with 25% of the shares immediately vesting upon a change in control and the remaining 75% of the shares vesting in equal quarterly installments over the remaining portion of a five (5) year period measured from the original date of grant. The restricted stock will fully vest upon a change in control to the extent five years has passed from the original date of grant of the restricted stock. This offering is not a change of control event as defined in the 2017 Plan and 2008 Plan. The following table sets forth the restricted stock awards granted to our named executive officers during 2020.

Named Executive Officer	2020 Restricted Stock Awards Granted
	February 2020	April 2020	September 2020
David Steinberg	—	—	1,510,659(1)
Steven Gerber	—	—	492,000
Christopher Greiner	2,216,724 (2)	13,420 (3)	328,000

(1)

Amounts for Mr. Steinberg, as shown in the tables above and below, represent a reduction from the original grants we made to Mr. Steinberg. This reduction is the result of a determination by our board of directors that certain shares of our Class A common stock were granted to Mr. Steinberg in lieu of adjustments to the conversion price of preferred shares held by Mr. Steinberg. Our board of directors determined that these shares were issued in error and approved their cancellation. Mr. Steinberg agreed to such cancellation.

(2)	Represents a sign-on grant made to Mr. Greiner in connection with commencement of his employment.
(3)	Represents the restricted stock award granted as additional compensation for the general reduction in annual base salary that occurred during 2020.

Treatment of Equity Awards in Connection with this Offering. In connection with this offering, certain holders of outstanding restricted stock and restricted stock units were offered the opportunity to vest in a portion of their outstanding restricted stock and restricted stock units and to sell such vested shares back to us in connection with the offering. For additional information regarding the treatment of outstanding equity awards in connection with this offering, please see the section titled “Incentive Compensation Plans—Treatment of Equity Awards in Connection with this Offering” below.

The outstanding restricted stock awards held by our named executive officers were amended in connection with this offering so that the named executive officers will vest in a portion of such awards in connection with this offering in the following amounts: approximately 3% for Mr. Steinberg, approximately 6% for Mr. Gerber (12% if overallotment is exercised) and approximately 7% for Mr. Greiner (11% if overallotment is exercised). Certain shares resulting from the vesting of such restricted stock awards will be purchased by us in connection with this offering and may also be sold by the named executive officers in the event the underwriters exercise their option to purchase additional shares in this offering. For additional information, see “Certain Relationships and Related Party Transactions – Stock Repurchase” and “Underwriters” below. For additional information regarding the vesting of outstanding restricted stock awards held by our named executive officers following this offering see “New Employment Agreement with Mr. Steinberg” and “New Employment Agreements with Mr. Gerber and Mr. Greiner” below.

Future Equity Compensation Programs. We adopted a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The 2021 Plan will be effective on the day prior to the first public trading date of our Class A common stock. For additional information about the 2021 Plan, please see the section titled “— Incentive Compensation Plans” below. In connection with this offering, we granted shares of restricted stock to Mr. Steinberg (700,000 shares of our Class B common stock), Mr. Gerber (100,000 shares of our Class A common stock) and Mr. Greiner (100,000 shares of our Class A common stock), which shares of restricted stock will vest as to 25% of the shares on the 12-month anniversary of the grant date and the remaining 75% of the shares will vest quarterly thereafter over three years.

Future Equity Compensation Programs. We intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our Class A common stock. For additional information about the 2021 Plan, please see the section titled “—Incentive Compensation Plans” below. In connection with this offering, we intend to grant shares of restricted stock to Mr. Steinberg (700,000 shares of our Class B common stock), Mr. Gerber (100,000 shares of our Class A common stock) and Mr. Greiner (100,000 shares of our Class A common stock), which shares of restricted stock will vest as to 25% of the shares on the 12-month anniversary of the grant date and the remaining 75% of the shares will vest quarterly thereafter over three years.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match 25% of contributions made by participants in the 401(k) plan up to 6% of the employee contributions, and these matching contributions vest over a period of four years. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life insurance.

In addition, we provide Mr. Steinberg with certain limited executive perquisites, which for 2020 included expenses associated with a company-provided corporate apartment and a temporary remote office used primarily for business purposes. The amounts paid pursuant to these arrangements for 2020 are included in the “All Other Compensation” column of the 2020 Summary Compensation Table above.

We believe the perquisites and other benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of Class A common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.

		Stock Awards
Name	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
David Steinberg	12/30/2011	119,737	905,212
	2/9/2012	5,190,960	39,243,658
	11/6/2013	4,212,319	31,845,132
	12/11/2014	3,885,477	29,374,206
	3/15/2016	1,967,214	14,872,138
	4/20/2017	2,010,572	15,199,924
	2/12/2018	2,008,387	15,183,406
	6/30/2019	2,120,670	16,032,265
	9/1/2020	1,510,659	11,420,582
Steven Gerber	8/18/2009	100,000	756,000
	2/09/2012	365,945	2,766,544
	2/12/2013	200,000	1,512,000
	9/8/2014	501,000	3,787,560
	12/11/2014	500,000	3,780,000
	3/15/2016	455,981	3,447,216
	4/20/2017	500,000	3,780,000
	2/12/2018	500,000	3,780,000
	6/30/2019	550,000	4,158,000
	9/1/2020	492,000	3,719,520
Christopher Greiner	2/17/2020	2,216,724	16,758,433
	4/1/2020	13,420	101,455
	9/1/2020	328,000	2,479,680

(1)

These restricted stock awards do not vest until the occurrence of a change in control, with 25% of the shares immediately vesting upon a change in control and the remaining 75% of the shares vesting in equal quarterly installments over the remaining portion of a five (5) year period measured from the original date of grant. The restricted stock awards will fully vest upon a change in control to the extent five years has passed from the original date of grant of the restricted stock. This offering is not a change of control event as defined in the 2017 Plan and 2008 Plan.

(2)

Amounts shown represent restricted stock awards granted to the named executive officer. Certain outstanding awards have been transferred other than for value by the named executive officer to trusts or other entities.

(3)	Amount shown is based on a price per share of $7.56, which is based on a third-party valuation of our Class A common stock as of December 31, 2020.

Executive Compensation Arrangements

During 2020, we did not have any employment agreement or offer letter with Mr. Steinberg or Mr. Gerber that provided for severance payments or benefits upon a qualifying termination of employment.

During 2020, we were party to an offer letter with Mr. Greiner pursuant to which he served as our CFO. Pursuant to this offer letter, in the event Mr. Greiner was terminated without cause, subject to his execution and non-revocation of a release of claims in favor of the company, he would be entitled to continued payment of his annual base salary for a period of 6 months following such termination.

Mr. Gerber and Mr. Greiner have each entered into a Proprietary Rights and Confidential Information Agreement pursuant to which each has agreed to refrain from diverting the company’s business, soliciting employees of the company, or competing with the company, in each case, during employment and for a period of one year thereafter.

New Employment Agreement with Mr. Steinberg

In connection with this offering we will enter into an employment agreement with Mr. Steinberg (the “Steinberg Agreement”). The Steinberg Agreement has an initial two year term commencing on the effective date of this offering that will automatically renew for successive one year periods thereafter unless we or Mr. Steinberg do not renew the agreement. The Steinberg Agreement entitles Mr. Steinberg to an annual base salary of $750,000 and, a target annual bonus equal to 100% of his annual base salary. The Steinberg Agreement also provides for an IPO cash bonus equal to $500,000, which will be paid to Mr. Steinberg prior to March 2022, unless he is terminated for Cause (as defined below) prior to December 31, 2021. The Steinberg Agreement provides for a restricted stock award equal to 700,000 shares, which will be granted in connection with this offering and will vest as to 25% of the shares on the 12-month anniversary of the grant date and the remaining 75% of the shares will vest quarterly thereafter over three years. Mr. Steinberg is also entitled to corporate housing while he is in New York City.

Mr. Steinberg’s equity awards granted to him prior to this offering (the “Pre-IPO Awards”) will be amended so that, after giving effect to the vesting of awards in connection with this offering, the remaining shares will vest quarterly over a five year period beginning on the date of this offering, except that none of the Pre-IPO Awards will be scheduled to vest prior to the one year anniversary of this offering pursuant to this amendment. In addition, in the event we complete additional secondary offerings of our common stock, the Pre-IPO Awards will vest, subject to the Board’s approval, in an amount equal to the number of such unvested Pre-IPO Awards held by Mr. Steinberg on the date of the applicable secondary offering, multiplied by the greater of (a) 25% and (b) a percentage equal to (i) the number of shares sold in the secondary offering divided by (ii) the number of shares of our common stock outstanding as of the effective date of this offering (as adjusted for stock splits, reverse stock splits and similar events). In the event we have a change in control, the Pre-IPO Awards and any other equity awards held by Mr. Steinberg will vest in full.

In the event Mr. Steinberg’s employment is terminated without Cause, due to his disability, or Mr. Steinberg resigns for Good Reason (as defined below), he will be entitled to, subject to executing a release of claims, an amount equal to his annual base salary and annual target bonus generally payable over 12 months following his termination, a lump sum payment equal to a pro-rated annual target bonus, 12-months of the employer portion of the premium costs for COBRA coverage, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based equity awards to the extent the applicable performance conditions are achieved within 12 months of Mr. Steinberg’s termination. In the event we have a change in control and during the 24-month period following the change of control Mr. Steinberg is terminated without Cause or resigns for

Good Reason, Mr. Steinberg will be entitled to, subject to executing a release of claims and in lieu of any other severance, an amount equal to two times his annual base salary and annual target bonus paid in a lump sum, a lump sum payment equal to a pro-rated annual target bonus, 18-months of the employer portion of the premium costs for COBRA coverage, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based equity awards to the extent the applicable performance conditions are achieved within 12 months of Mr. Steinberg’s termination. If Mr. Steinberg dies, his estate is entitled to full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based awards to the extent the applicable performance conditions are achieved within 12 months of his death. In the event Mr. Steinberg terminates employment for any reason other than Cause, he is entitled to be included in the slate for re-election to the Board at every shareholder meeting at which Mr. Steinberg’s term as a member of the Board would otherwise expire, to the extent he owns, directly or directly, at least 5% of our shares. In the event Mr. Steinberg is terminated for Cause and agrees to extend his non-solicitation agreement until the fifth anniversary of the date of this offering, the Pre-IPO Awards will continue to vest during such extended non-solicitation period.

For purposes of the Steinberg Agreement, “Cause” generally means his conviction of or plea of guilty or no-contest to a felony resulting from fraudulent acts against us that is reasonably likely to result in material harm to us. A “without Cause” termination under the Steinberg Agreement also includes the non-renewal of the Steinberg Agreement by us or due to our inability to enter into a mutually acceptable successor employment agreement with Mr. Steinberg at the end of the then applicable term. For purposes of the Steinberg Agreement, “Good Reason” generally means, without his written consent, a reduction in his base salary or target annual bonus, a diminution of his duties, responsibilities, powers or authorities, the requirement that his principal office location is moved more than 50 miles from the then office location, a material breach by us of the Steinberg Agreement or any other written agreement between us and Mr. Steinberg and a failure of a successor to assume the Steinberg Agreement in the event we incur a change in control.

Mr. Steinberg is also subject to standard confidentiality and intellectual property provisions, as well as a 12-month non-solicitation of customers, vendors, suppliers, business development partners and employees.

New Employment Agreements with Mr. Gerber and Mr. Greiner

In connection with this offering we will enter into an employment agreement with each of Mr. Gerber and Mr. Greiner. The employment agreements have an initial two year term commencing on the effective date of this offering that will automatically renew for successive one year periods thereafter unless either party elects to not renew the employment agreement. Mr. Gerber’s employment agreement entitles him to an annual base salary of $550,000 and, beginning in 2022, a target annual bonus equal to 91% of his annual base salary. Mr. Greiner’s employment agreement entitles him to an annual base salary of $500,000 and, beginning in 2022, a target annual bonus equal to 100% of his annual base salary. Mr. Gerber’s employment agreement provides for an IPO cash bonus equal to $200,000, which will be paid to Mr. Gerber prior to March 2022, unless he is terminated for Cause (as defined below) prior to December 31, 2021. Each employment agreement provides for a restricted stock award equal to 100,000 shares, which will be granted in connection with this offering and will vest as to 25% of the shares on the 12-month anniversary of the grant date and the remaining 75% of the shares will vest quarterly thereafter over three years.

The equity awards granted to Messrs. Gerber and Greiner prior to this offering will be amended so that, after giving effect to the vesting of awards in connection with this offering, the remaining shares will vest quarterly over a five year period beginning on the date of this offering, except that none of these equity awards will be scheduled to vest prior to the one year anniversary of this offering pursuant to this amendment. In addition, in the event we complete additional secondary offerings of our common stock, these equity awards will vest, subject to the Board’s approval, in an amount equal to the number of such unvested equity awards on the date of the applicable secondary offering, multiplied by a percentage equal to (i) the number of shares sold in the secondary offering divided by (ii) the number of shares of our common stock outstanding as of the effective date of this offering (as adjusted for stock splits, reverse stock splits and similar events).

Each employment agreement provides that in the event that either Mr. Gerber’s or Mr. Greiner’s employment is terminated without Cause or he resigns for Good Reason (as defined below), he will be entitled to, subject to executing a release of claims and in lieu of any other severance, an amount equal to 1.5 times his annual base salary and annual target bonus generally payable over 18 months following his termination, a lump sum payment equal to a pro-rated annual target bonus, 18 months of the employer portion of the premium costs for COBRA coverage, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based equity awards to the extent the applicable performance conditions are achieved within 12 months of termination. Each employment agreement also provides that in the event that either Mr. Gerber’s or Mr. Greiner’s employment is terminated by the company due to his disability, he will be entitled to an amount equal to one half of his annual base salary and annual target bonus generally payable over six months following his termination, full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based equity awards to the extent the applicable performance conditions are achieved within 12 months of termination. If either Mr. Gerber or Mr. Greiner dies, his estate will be entitled to full vesting of his outstanding time-based equity awards and vesting of his outstanding performance-based awards to the extent the applicable performance conditions are achieved within 12 months of his death.

For purposes of the employment agreements, “Cause” generally means his conviction of or plea of guilty or no-contest to a felony that is reasonably likely to adversely and significantly affect our business, his willful and repeated failure or refusal to perform reasonably assigned duties which is materially harmful to the business, willful misconduct which is materially harmful to the business, or a material breach of the employment agreement or fiduciary duty, which is likely to adversely and significantly affect the business. For purposes of the employment agreement, “Good Reason” generally means, without his written consent, a reduction in his base salary or target annual bonus, a material diminution of his duties, responsibilities, powers or authorities, the requirement that his principal office location is moved more than 50 miles from the then office location, a material breach by us of the employment agreement or any other written agreement between us and a failure of a successor to assume the employment agreement in the event we incur a change in control.

Messrs. Gerber and Greiner are also subject to standard confidentiality and intellectual property provisions, as well as a 12-month non-competition and 36-month non-solicitation of customers, vendors, suppliers, business development partners and employees.

Director Compensation

Historically, we have not paid cash compensation to any of our non-employee directors for service on our board of directors and no such cash amounts were paid to our non-employee directors during 2020. In September 2020, we granted each of Mr. Niehaus, Mr. Royan and Mr. Landman 82,000 shares of restricted stock and granted Mr. Sculley 164,000 shares of restricted stock. The restricted stock vests pursuant to the same schedule applicable to our named executive officers, which is that such awards do not vest until the occurrence of a change in control, with 25% of the shares immediately vesting upon a change in control and the remaining 75% of the shares vesting in equal quarterly installments over the remaining portion of a five (5) year period measured from the original date of grant. For information regarding the anticipated treatment of outstanding equity awards in connection with this offering, please see the section titled “Incentive Compensation Plans—Treatment of Equity Awards in Connection with this Offering” and “Certain Relationships and Related Party Transactions—Treatment of Directors’ Restricted Stock in Connection with this Offering” below.

2020 Director Compensation

The following table sets forth the compensation earned by our non-employee directors for their service on our board during 2020.

Name	Stock Awards(1)	Total ($)
Robert Niehaus	$387,860	$387,860
William Royan	$387,860	$387,860
William A. Landman	$387,860	$387,860
John Sculley	$775,720	$775,720

(1)

Amounts reflect the full grant-date fair value of restricted stock awards granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock awards made to our directors in Note 13 to the consolidated financial statements included in this prospectus.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020. Certain outstanding awards have been transferred by the director to trusts or other entities.

Name	Unvested Restricted Shares Outstanding at Fiscal Year End
Robert Niehaus	896,931
William Royan	382,000
William Landman	1,914,818
John Sculley	2,070,582

Following this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and equity awards.

Incentive Compensation Plans

The following summarizes the material terms of the 2021 Plan, which will be the long-term incentive compensation plan in which our directors and named executive officers will be eligible to participate following the consummation of this offering, subject to the terms and conditions of such plan, the 2017 Equity Incentive Plan, or the 2017 Plan, and the 2008 Stock Option/Stock Issuance Plan, or the 2008 Plan, under which we have previously made periodic grants of equity and equity-based awards to our directors and named executive officers.

2021 Incentive Award Plan

In connection with this offering, we adopted and our stockholders approved a 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. 6,000,000 shares of our common stock (700,000 of which will be shares of our Class B common stock) will initially be available for issuance under the 2021 Plan. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) five percent of the shares of our common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by our board of directors. No more than 6,000,000 shares of our common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2021 Plan may be authorized but unissued shares, or shares purchased in the open market.

If an award under the 2021 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan.

Awards. The 2021 Plan provides for the grant of stock options, including ISOs and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, and other stock or cash based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date, unless otherwise determined by the plan administrator and except with respect to certain substitute awards granted in connection with a corporate transaction. Unless otherwise determined by the plan administrator, the term of a stock option or SAR may not be longer than ten years. Notwithstanding the foregoing, ISOs granted to certain significant stockholders will have an exercise price no less than 110% of the fair market value of the underlying share on the grant date and a term no longer than five years.

•

Restricted Stock and Restricted Stock Units. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Restricted stock units are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria. The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations and legal, regulatory, tax or accounting changes.

Certain Transactions. In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction. In the event of a change in control (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Provisions of the 2021 Plan Relating to Director Compensation. The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Following this offering, we intend to approve and implement a compensation program for our non-employee directors. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2021 Plan as compensation for services as a non-employee director during any fiscal year may not exceed (i) $2,000,000 in the fiscal year of the non-employee director’s initial service, the fiscal year in which the offering occurs and for any non-employee Chairman of the Board and (ii) $1,000,000 in any other fiscal year for non-employee members of the Board who are not the Chairman of the Board. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to certain limitations in the 2021 Plan.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments. The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the U.S. or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2021 Plan after its termination.

2021 Employee Stock Purchase Plan

In connection with this offering, we adopted and our stockholders approved the 2021 Employee Stock Purchase Plan, or the 2021 ESPP, the material terms of which are summarized below.

The 2021 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the 2021 ESPP to U.S. and non-U.S. employees. Specifically, the 2021 ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

A total of 2,014,975 shares of our Class A common stock will initially be available for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) one percent of the shares of Class A common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 9,300,000 shares of our Class A common stock may be issued under the Section 423 Component. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the 2021 ESPP.

Eligibility. We expect that all of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights. Shares of our Class A common stock will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee contributions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be determined by the administrator, and offering periods under the 2021 ESPP will commence when determined by the plan administrator.

The 2021 ESPP permits participants to purchase our Class A common stock through contributions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase shares under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time (or earlier during the offering period) to the extent of the employee contributions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions. In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated contributions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP. The 2021 ESPP will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2021 ESPP after its termination.

2017 Plan

Our board of directors and stockholders approved the 2017 Plan under which we may grant stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. We had reserved a total of     shares of our Class A common stock for issuance under the 2017 Plan.

Following the effectiveness of the 2021 Plan, we will not make any further grants under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. Shares of Class A common stock subject to awards granted under the 2017 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2021 Plan are not issued under the 2017 Plan will be available for issuance under the 2021 Plan.

Our board of directors, or a committee thereof, is authorized to administer the 2017 Plan and has the authority to take all actions and make all determinations under the 2017 Plan. Following the effectiveness of this offering, we expect that the board of directors will delegate its general administrative authority under the 2017 Plan to its compensation committee.

The 2017 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors and consultants of the company. As of the date of this prospectus, awards of options, restricted stock and restricted stock units are outstanding under the 2017 Plan.

In the event that any merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the company, or in the event of a dividend payment or distribution to the stockholders in a form other than common stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value of shares, appropriate and proportionate adjustments will be made in the number and kind of shares subject to the 2017 Plan and to any outstanding awards, in the limit on incentive stock options that may be granted under the 2017 Plan and in the exercise or purchase price per share under any outstanding awards in order to prevent dilution or enlargement of participants’ rights under the 2017 Plan. In the event of a change in control, the board may provide for any one or more of the following with respect to outstanding awards: (i) accelerated vesting of all or a portion of outstanding awards, (ii) assumption or substitution of outstanding awards by the acquiror and cancellation of those awards that are not assumed, substituted or exercised, or (iii) cancellation of outstanding awards in exchange for cash, stock or other property.

The board of directors may amend, suspend or terminate the 2017 Plan at any time; provided that no such action may have a materially adverse effect on any outstanding award without the consent of the affected participant. Stockholder approval will be obtained for any amendment to the 2017 Plan that increases the number of shares that may be issued under the 2017 Plan, changes the class of persons eligible to receive incentive stock options or is otherwise required by applicable law.

2008 Plan

Our board of directors and stockholders approved the 2008 Plan under which awards of options and restricted stock are outstanding. Shares of Class A common stock subject to awards granted under the 2008 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2021 Plan are not issued under the 2008 Plan will be available for issuance under the 2021 Plan.

Our board of directors, or a committee thereof, is authorized to administer the 2008 Plan and has the authority to establish such rules and regulations as it may deem appropriate for the proper administration of the 2008 Plan and to make such determinations under, and issue such interpretations of, the 2008 Plan and any awards thereunder as it may deem necessary or advisable. Following the effectiveness of this offering, we expect that the board of directors will delegate its general administrative authority under the 2008 Plan to its compensation committee.

In the event of any change to the company’s common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the company’s receipt of consideration, appropriate adjustments shall be made to the number and/or class of securities subject to outstanding awards in order to prevent the dilution or enlargement of benefits thereunder.

The board of directors may amend or modify the 2008 Plan at any time; provided that no such action may adversely affect any rights or obligations with respect to outstanding awards without the consent of the affected participant. Stockholder approval will be obtained for any amendment to the 2008 Plan as required by applicable law.

Treatment of Equity Awards in Connection with this Offering

In connection with this offering, our board of directors approved to modify the terms of our outstanding restricted stock and restricted stock unit awards. Pursuant to that approval, we sent letters to certain of our restricted stock and restricted stock unit holders, notifying them of the opportunity to accept the proposed amendments to their outstanding awards. We made a broader announcement to our other restricted stock and restricted stock unit holders prior to this offering. As described in more detail above under “Equity Compensation,” our restricted stock and restricted stock units generally do not begin to vest until the occurrence of a change in control. This offering will not qualify as a change in control under the terms of such awards and therefore the holders would not begin to vest in their awards in connection with this offering. In order to reward our employees and other services providers for services rendered and incentivize them to provide future service to us, the board of directors approved the modification of outstanding restricted stock and restricted stock units so that such awards may begin to vest in connection with this offering. For certain award holders, terms of the proposed modification provide the holder an option to receive a cash payout for 10%, 15% or 20% of their outstanding awards on the effective date of this offering, with the remaining percentage of the awards subject to future vesting beginning on the one year anniversary of this offering and extending for a period of four years thereafter.

For other restricted stock and restricted stock unit holders, they will not have the option to receive a cash payout for their outstanding awards. Instead, such holders will have different vesting periods based on a five-year period from the original grant date of their awards (with a certain percentage to vest in connection with this offering). Lastly an additional group of restricted stock and restricted stock unit holders will have their outstanding awards modified to vest over five years following this offering.

The modification occurred in March 2021 and will be accounted for using the guidance in ASC 718-20-35-3. Given the vesting of the modified awards contain a performance condition associated with an initial public offering, we have determined that the modification is considered improbable under ASC 718-20-55-118 through 119. Therefore, we will compute compensation expense based on the modification date fair value of the awards but will not recognize any expense until this offering is effective and the performance condition is satisfied. In connection with the vesting on the pricing date of this offering, we will recognize the expense associated with the awards vested on that date. For holders who receive cash on that date, such cash amount shall be paid net of withholding taxes. For holders who vest, but do not receive cash on that date, the company shall pay withholding taxes by repurchasing such number of vested shares at the initial public offering price as is necessary to cover the taxes. The portion of the awards subject to future service would remain classified as equity awards and expense would be recognized ratably over the remaining future service period. On March 24, 2021, the Company’s board of directors approved a modification in the vesting terms of its restricted stock and restricted stock unit awards for all shares issued prior to March 12, 2021. For more information, see Note 11 to our unaudited condensed consolidated financial statements for the three months ended March 31, 2021 included elsewhere in this prospectus for a description of the modified vesting terms.

Upon consummation of this offering and after giving effect to (a) the Preferred Conversion, (b) the Warrant Exercise, (c) the Reclassification (d) the Class B Exchange, (e) the Stock Repurchase and (f) the Tax Withholding Repurchase, as of March 31, 2021 we had 42,297,929 shares of restricted Class A common stock (or 41,936,183 shares of restricted Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), 18,736,835 shares of restricted Class B common stock and 1,163,007 RSUs subject to the following vesting schedules:

(a)

2,026,154 shares of restricted Class A common stock and 95,456 restricted stock units will vest 25% one year following the consummation of this offering, with the remaining percentage of the awards subject to future vesting beginning one year following the consummation of this offering in equal quarterly instalments at the end of each quarter until the fourth anniversary of the date of grant.

(b)

6,084,174 shares of restricted Class A common stock and 205,953 restricted stock units will vest at the end of the first quarter beginning one year following the consummation of this offering, with such shares vesting in equal quarterly instalments at the end of each quarter for the remaining life of the grant.

(c)

29,604,248 shares of restricted Class A common stock (or 29,242,502 shares of restricted Class A common stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full), 18,736,835 shares of restricted Class B common stock and 861,598 restricted stock units will vest at the end of the first quarter beginning one year following the consummation of this offering, with such shares vesting in equal quarterly instalments at the end of each quarter until the fifth anniversary of the date of the offering.

(d)

4,583,353 shares of restricted Class A common stock will vest at the end of the first quarter beginning one year following the consummation of this offering, with such shares vesting in equal quarterly instalments at the end of each quarter until the third anniversary of the date of the offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018, and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

Related Party Transactions

We have entered into and maintain agreements for certain services with the following entities: Caivis Acquisition Corp. II, Caivis Acquisition Corp. IV, Caivis Investment Company V, LLC and Caivis Investment Company VI, LLC (collectively, the “Caivis Group”), Plateau Data Holdings Corp., Casting Made Simple Corp. and Kinetic Data Solutions, LLC. For a description of these agreements and related party transactions, see Note 17 to our consolidated financial statements included elsewhere in this prospectus. In addition to the foregoing agreements, in 2018, we engaged Sierra Delta Technologies Inc. (“Sierra”), an entity 100% owned by the Caivis Group, to provide professional services.

Stockholder’s Agreement

We are party to an amended and restated stockholders’ agreement with certain of our directors and executive officers and certain other stockholders. The amended and restated stockholders’ agreement contains, among other things, certain restrictions on the ability of our stockholders to freely transfer shares of our stock, rights of first refusal for other stockholders shares, and drag-along and tag-along rights in connection with certain transfers of shares. It also provides that each party to the amended and restated stockholders’ agreement agrees to vote all of their shares to elect the initial individuals designated to serve on our board. At the consummation of this offering, the provisions of the amended and restated stockholders’ agreement (subject to the survival of certain obligations) will terminate.

Executive Officer and Director Compensation

Please see “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation—Executive Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with our current directors and certain of our executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitations on Liability and Indemnification Matters.”

Stock Repurchase

Subject to the completion of this offering, we have agreed to purchase from certain of our executive officers an aggregate of 2,730,769 shares of Class A common stock and Class B common stock. See sections titled “Executive and Director Compensation—Executive Compensation Arrangements” and “Principal and Selling Stockholders.” Other than as described in the table below, no shares will be repurchased as part of the Stock Repurchase from our executive officers and directors.

Executive Officer or Director Name	Number of Restricted Shares Vesting in Connection with the Offering(3)	Value of the Shares Vesting in Connection with this Offering(1)(3)	Number of Shares to be Repurchased by Us	Aggregate Purchase Price(1)
($ in thousands)
David Steinberg(2)	540,000	$5,400	2,307,692	$23,076
Steven Gerber	230,769	$2,308	230,769	$2,308
Christopher Greiner	192,308	$1,923	192,308	$1,924
Robert H. Niehaus	298,978	$2,990	—	$—
William Royan	382,000	$3,820	—	$—

(1)	Based on an initial public offering price of $10.00 per share.
(2)	We are repurchasing 540,000 shares of restricted Class B common stock and 1,767,692 shares of Class B common stock.
(3)

Assumes no exercise of the underwriters option to purchase additional shares of our Class A common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, 416,843 shares of Mr. Gerber’s restricted shares and 280,144 of Mr. Greiner’s restricted shares will vest in connection with the offering, valued at $4.2 million and $2.8 million respectively.

Treatment of Directors’ Restricted Stock in Connection with this Offering

The restricted stock awards held by our directors and their affiliates will vest according to the following schedules: (1) restricted stock awards held by Mr. Landman and his affiliates will vest in equal quarterly installments at the end of each quarter over three years beginning a year after this offering; (2) 33%, or 298,978 shares (the value of which is $3.0 million based on an initial public offering price of $10.00), of the restricted stock awards held by Mr. Niehaus and his affiliates will vest in connection with this offering, the remainder of which will vest in equal quarterly installments at the end of each quarter over three years beginning a year after this offering; (3) 100%, or 382,000 shares (the value of which is $3.8 million based on an initial public offering price of $10.00), of the restricted stock awards held by Mr. Royan and his affiliates will vest in connection with this offering; and (4) restricted stock awards held by Mr. Sculley and his affiliates will vest in equal quarterly installments at the end of each quarter over three years beginning a year after this offering.

Policies and Procedures for Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock, as of March 31, 2021, and as adjusted to reflect our sale of Class A common stock in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A and Class B common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

The amounts and percentages of our Class A and Class B common stock beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of Class A and Class B common stock beneficially owned by them, subject to any applicable community property laws.

We have based our percentage ownership of common stock before this offering on 142,595,411 shares of our Class A common stock outstanding as of March 31, 2021 and 39,463,787 shares of our Class B common stock outstanding as of March 31, 2021, after giving effect to the Preferred Conversion, the Warrant Exercise, the Reclassification and the Class B Exchange.

Percentage ownership of our common stock after this offering is based on 153,514,410 shares of our Class A common stock and 37,156,095 shares of our Class B common stock outstanding as of March 31, 2021, after giving effect to the Preferred Conversion, and the Warrant Exercise, the Reclassification and the Class B Exchange each described above, plus (i) the Stock Repurchase and Tax Withholding Repurchase and (ii) our issuance of 14,773,939 shares of our Class A common stock in this offering.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class A common stock subject to options held by such person that are currently exercisable or that will become exercisable within 60 days of March 31, 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 3 Park Ave, 33rd Floor, New York, NY, 10016.

						Assumes No Exercise of Over-Allotment Option						Assumes Exercise of Over-Allotment Option
Name of Beneficial Owners	Shares Beneficially Owned Prior to this Offering		% of Shares Beneficially Owned Prior to this Offering		Shares to be Repurchased by Us	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering		% of Shares Beneficially Owned After this Offering		% of Total Voting Power After this Offering(1)	Shares to be Sold is this Offering	Shares Beneficially Owned After this Offering		% of Shares Beneficially Owned After this Offering		% of Total Voting Power After this Offering(1)
	Class A	Class B	Class A	Class B			Class A	Class B	Class A	Class B			Class A	Class B	Class A	Class B
5% Holders
Entities affiliated with GPI Capital Gemini HoldCo LP(2)	24,297,578	—	17.0%	—	—	4,060,524	20,237,054	—	13.0%	—	3.9%	4,911,924	19,385,654	—	12.5%	—	3.8%
Entities affiliated with Greenhill Capital Partners(3)	18,194,768	—	12.7%	—	—	1,047,877	17,146,891	—	11.1%	—	3.3%	1,047,877	17,146,891	—	11.0%	—	3.4%
CMS Platinum Fund, L.P.(4)	10,471,525	—	7.3%	—	—	456,341	10,015,184	—	6.5%	—	1.9%	456,341	10,015,184	—	6.5%	—	2.0%
ACI Investment Partners, LLC(5)	—	30,572,357	—	77%	2,307,692	—	—	28,264,665	—	76.1%	53.8%	—	—	28,264,665	—	79.9%	55.4%
Executive Officers and Directors:
David A. Steinberg(6)	2,153,911	39,463,787	1.5%	100%	2,307,692	—	2,153,911	37,156,095	1.4%	100.0%	71.2%	1,730,237	2,116,071	35,463,698	1.4%	100.0%	70.0%
Steven Gerber(7)	3,706,782	—	2.6%	—	230,769	—	3,476,013	—	2.3%	—	*	186,074	3,289,939	—	2.1%	—	*
Christopher Greiner(8)	2,582,301	—	1.8%	—	192,308	—	2,389,993	—	1.6%	—	*	87,836	2,302,157	—	1.5%	—	*
William Landman(9)	11,973,846	—	8.4%	—	—	458,446	11,515,400	—	7.5%	—	2.2%	458,446	11,515,400	—	7.4%	—	2.3%
Robert H. Niehaus(10)	18,194,768	—	12.7%	—	—	1,047,877	17,146,891	—	11.2%	—	3.3%	1,047,877	17,146,891	—	11.0%	—	3.4%
William Royan(11)	24,297,578	—	17.1%	—	—	4,060,524	20,237,054	—	13.2%	—	3.9%	4,911,924	19,385,654	—	12.5%	—	3.8%
John Sculley(12)	3,642,297	—	2.6%	—	—	261,969	3,380,328	—	2.2%	—	*	261,969	3,380,328	—	2.2%	—	*
All directors and executive officers as a group (7 individuals)	66,551,483	39,463,787	46.7%	100.0%	2,730,769	5,828,816	60,299,590	37,156,095	39.3%	100.0%	82.2%	8,684,363	59,136,440	35,463,698	38.1%	100.0%	81.2%
Other Selling Stockholders
Steven Vine(13)	1,723,292	—	1.2%	—	192,308	—	1,530,984	—	*	—	*	87,836	1,443,148	—	*	—	*
Entities affiliated with KKR(14)	6,274,153	—	4.4%	—	—	897,245	5,376,908	—	3.5%	—	1.0%	1,178,862	5,095,291	—	3.3%	—	*

*	Represents beneficial ownership of less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for more information about the voting rights of our Class A common stock and Class B common stock.

(2)

Consists of: (i) 23,915,578 shares of Class A common stock (of which 4,060,524 (or 4,911,924 if the underwriters exercise their option to purchase additional shares of our common stock in full) will be sold in this offering) held directly by GPI Capital Gemini HoldCo LP and (ii) 382,000 shares of restricted Class A common stock, all of which will vest in connection with this offering held directly by GPI Capital, L.P. GPI Capital, LLC (“GPI LLC”) is (i) the sole member of GPI GP Limited, which is the general partner of GPI GP LP, which is the general partner of GPI Capital Gemini HoldCo LP and (ii) the general partner of GPI Capital, L.P. William T. Royan, Khai Ha and Aleksander Migon are the members of the Investment Committee of GPI LLC. Mr. Royan, a member of our board of directors, may be deemed to share voting and investment power over the shares held by the entities associated with GPI LLC. The principal business address of entities mentioned in this footnote is 1345 Avenue of the Americas, 32nd Floor, New York, NY 10105.

(3)

Consists of: (i) 8,684,051 shares of Class A common stock (of which 527,843 will be sold in this offering) held directly by Greenhill Capital Partners III, L.P., of which GCP Managing Partner III, L.P. (“Greenhill III GP”) is the general partner; (ii) 1,701,019 shares of Class A common stock (of which 103,393 will be sold in this offering) held directly by Greenhill Capital Partners (Cayman Islands) III, L.P., of which Greenhill III GP is the general partner; and (iii) 3,621,803 shares of Class A common stock (of which 220,144 will be sold in this offering) held directly by Greenhill Capital Partners (Employees) III, L.P. of which Greenhill III GP is the general partner; (iv) 1,568,625 shares of Class A common stock (of which 95,345 will be sold in this offering) held directly by Greenhill Capital Partners (GHL) III, L.P. of which Greenhill III GP is the general partner; (v) 1,690,493 shares of Class A common stock (of which 99,282 will be sold in this offering) held directly by GCP Capital Partners IV, L.P. of which GCP Managing Partner IV, L.P. (“Greenhill IV GP”) is the general partner; and (vi) 31,846 shares of Class A common stock (of which 1,870 will be sold in this offering) held directly by GCP Capital Partners (Cayman) IV, L.P. of which Greenhill IV GP is the general partner. Also includes 896,931 shares of restricted Class A common stock. The general partner of Greenhill III GP is GCP Managing Partner III GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Greenhill shareholders, and share such powers. The general partner of Greenhill IV GP is GCP Managing Partner IV GP, LLC, which has sole voting and investment power. Robert Niehaus, Frank Pottow, Boris Gutin and Cyrus Hormazdi are the members of the investment committee of GCP Capital Partners, LLC, the investment manager of each of the Greenhill shareholders, and share such powers. Mr. Niehaus, a member of our board of directors, is a member of the investment committee of Greenhill Capital Partners, and may be deemed to share voting and investment power over the shares held by the entities associated with Greenhill Capital Partners. The principal business address of the entities mentioned in this footnote is 600 Lexington Ave., 31st Floor, New York, NY 10022.

(4)

Consists of 10,271,525 shares of Class A common stock (of which 456,341 will be sold in this offering) and 200,000 shares of restricted Class A common stock held directly by CMS Platinum Fund, L.P., of which MSPS Platinum, Inc. (“CMS GP”) is the general partner. Mr. Landman, a member of our board of directors, is the senior managing director of CMS GP and may be deemed to share voting and investment power over the shares held by CMS GP.

(5)

Consists of (i) 11,453,347 shares of Class B common stock and 19,119,010 shares of restricted Class B common stock, held by ACI Investment Partners, LLC, of which Mr. Steinberg, our Co-Founder and Chief Executive Officer is the managing member.

(6)

Consists of (i) 15,337 shares of Class B common stock held by CAIVIS Acquisition Corp. II, which is a wholly owned subsidiary of CAIVIS Investment Company V, LLC, of which Mr. Steinberg is the majority shareholder; (ii) 194,601 shares of Class B common stock held by Kica Investments LLC, of which Mr. Steinberg is managing member; (iii) 8,187,043 shares of Class B common stock and 95,819 shares of restricted Class B common stock (of which 1,692,397 will be sold if the underwriters exercise their option to purchase additional shares of our common stock in full) held by IAC Investment Company IX, LLC, of which Mr. Steinberg is managing member; (iv) 211,356 shares of restricted Class A common stock held by Kristen Steinberg, Mr. Steinberg’s spouse; (v) 1,895,318 shares of Class A common stock and 47,237 shares of restricted Class A common stock (of which 37,840 will be sold if the underwriters exercise their option to purchase additional shares of our common stock in full) held by Kristin Kuehl, with whom Mr. Steinberg is party to a voting agreement; and (v) the shares described in footnote (5) above. Additionally, Mr. Steinberg is co-trustee of seven irrevocable family trusts (together the “Steinberg Family Trusts”), which collectively hold 336,624 shares of Class B common stock and 62,006 shares of restricted Class B common stock. Mr. Steinberg may be deemed to share beneficial ownership of the shares held of record by the Steinberg Family Trusts. See “Related Party Transactions—Stock Repurchase.”

(7)

Consists of 3,706,782 shares of restricted Class A common stock (of which 186,074 will be sold if the underwriters exercise their option to purchase additional shares of our common stock in full) held by the Evergreen Revocable Trust for which Mr. Gerber serves as trustee and beneficiary. See “Related Party Transactions—Stock Repurchase.”

(8)

Consists of 2,582,301 shares of restricted Class A common stock (of which 87,836 will be sold if the underwriters exercise their option to purchase additional shares of our common stock in full). See “Related Party Transactions—Stock Repurchase.”

(9)

Consists of (i) 5,997 shares of Class A common stock and 601,168 shares of restricted Class A common stock held by Beth Landman, Mr. Landman’s spouse, (ii) 405,156 shares of Class A common stock held directly by CMS/CAIVIS Partners, of which Mr. Landman is a partner and may be deemed to share voting and investment power over the shares, (iii) 50,000 shares of Class A common stock (of which 2,105 will be sold in this offering) held directly by Mainline Special Opportunities Fund, LP of which Mr. Landman is the managing member, (iv) 440,000 shares of restricted Class A common stock held by a the 2019 Landman Family Trust for which Mr. Landman’s spouse is trustee and (v) the shares described above in footnote (4). Mr. Landman disclaims beneficial ownership of the shares held by the 2019 Landman Family Trust. The principal business address of Mr. Landman and the entities identified in footnote (4) above is 308 Lancaster Ave., Ste. 300, Wynnewood, PA 19096.

(10)	Consists of shares described in footnote (3) above.
(11)	Consists of the shares described in footnote (2) above.
(12)

Consists of (i) 785,864 shares of Class A common stock (of which 130,985 will be sold in this offering) held directly by The Bluedge Revocable Trust, for which Mr. Sculley serves as trustee and beneficiary and (ii) 785,863 shares of Class A common stock (of which 130,984 will be sold in this offering) held directly by The Denim Revocable Trust, for which Mr. Sculley serves as co-trustee and may be deemed to share voting and investment power over such shares. Also consists of 2,070,582 shares of restricted Class A common stock.

(13)

Consists of 1,723,292 shares of restricted Class A common stock (of which 87,836 will be sold in this offering if the underwriters exercise their option to purchase additional shares of our common stock in full).

(14)

Consists of (i) 6,274,153 shares of Class A common stock (of which 897,245 (or 1,178,862 if the underwriters exercise their option to purchase additional shares of our common stock in full) will be sold in this offering) held by FS KKR Capital Corp. II and FS KKR Capital Corp. (collectively, the “KKR Entities”). The board of directors of each of the KKR Entities consists of Michael C. Forman, Todd Builione, Barbara Adams, Brian R. Ford, Michael J. Hagan, Jeffrey K. Harrow, Jerel A. Hopkins, James H. Kropp, Richard I. Goldstein, Osagie Imasogie, Elizabeth Sandler. Each of such directors may be deemed to have voting and dispositive power over the shares of Class A common stock held by the KKR Entities. The principal business address of each of the KKR Entities is 201 Rouse Boulevard Philadelphia, Pennsylvania 19112.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by the amended and restated certificate of incorporation and the amended and restated bylaws. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and which are incorporated by reference herein.

General

As of the completion of this offering and upon the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 3,750,000,000 shares of Class A common stock, par value $0.001 per share, 50,000,000 shares of Class B common stock, par value $0.001 per share, and 200,000,000 shares of preferred stock, par value $0.001 per share.

As of March 31, 2021, there were 138,740,471 shares of our Class A common stock outstanding, held by 1,136 stockholders of record, 37,156,095 shares of our Class B common stock outstanding held by 11 stockholder of record, and no shares of our preferred stock outstanding, after giving effect to the Preferred Conversion, the Warrant Exercise, the Reclassification, the Class B Exchange, the Stock Repurchase and the Tax Withholding Repurchase. All shares of our Class A common stock and Class B common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

Common Stock

General

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock do not have cumulative voting rights in the election of directors.

Delaware law would require either holders of our Class A common stock or our Class B common stock to vote separately as a class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of the shares of such class of stock; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of the shares of such class of stock in a manner that affects them adversely.

Special Approval Rights

Our amended and restated certificate of incorporation will provide that so long as any shares of Class B common stock remain outstanding, the Company shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, repeal or adopt any provision of our amended and restated certificate of incorporation (1) in a manner that is inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock; (2) to provide for each share of Class A common stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL; or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.

Our amended and restated certificate of incorporation will also provide that, so long as any shares of Class A common stock remain outstanding, the Company shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of our amended and restated certificate of incorporation to provide for each share of Class B common stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL.

Our amended and restated certificate of incorporation will also provide that, so long as any shares of Class B common stock remain outstanding, we will not, and will cause all of our direct or indirect subsidiaries not to consummate a Change of Control without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class.

In addition, our amended and restated certificate of incorporation will provide that, so long as any shares of Class B Common Stock remain outstanding, no provision of our amended and restated bylaws shall be adopted, amended, altered or repealed in a manner that is adverse to the holders of Class B common stock without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends

Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions, Combinations and Reclassifications.

If we subdivide, combine or reclassify in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided, combined or reclassified in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

Mergers, Consolidations, and Third-Party Tender or Exchange Offers

In the case of any distribution or payment in respect of the shares of Class A common stock or Class B common stock, or any consideration into which such shares are converted, upon our consolidation or merger with or into any other entity, such distribution, payment or consideration that the holders of shares of Class A common stock or Class B common stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A common stock and Class B common stock as a single class; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such consolidation, merger or other transaction if (a) the only difference in the per share consideration to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of, or issuable upon the conversion of, a share of Class B common stock have ten (10) times the voting power of any securities distributed to the holder of, or issuable upon the conversion of, a share of Class A common stock or (b) such different or disproportionate consideration is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

We may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A common stock or Class B common stock unless the holders of (a) the Class A common stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B common stock would receive, or have the right to elect to receive, and (b) the Class B common stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A common stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer if (a) the only difference in the per share consideration to the holders of the Class A common stock and Class B common stock is that any securities exchanged for a share of Class B common stock have ten (10) times the voting power of any securities exchanged for a share of Class A common stock or (b) such different or disproportionate consideration is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Conversion

Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members; provided that, in each case, voting control with respect to the transferred shares of Class B common stock is retained by the transferring holder or such transferring holder’s family member. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued. Additionally, each outstanding share of Class B common stock shall automatically, without further action by the Company or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A common stock in the following circumstances: (a) upon the earliest to occur: (1) the first date on which the voting power of all then-outstanding shares of Class B Common Stock represent less than ten percent (10%) of the combined voting power of all then-outstanding shares of Common Stock and (2) the date of the death or Disability (as defined in our amended and restated certificate of incorporation) of our Co-Founder and Chief Executive Officer, and (b) upon the date specified by the holders of at least a majority of the then outstanding shares of Class B common stock, voting as a separate class.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Stock Options

As of March 31, 2021, 912,198 shares of our common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $3.19 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Incentive Plans.”

Warrants

As of May 13, 2021, each of the warrant holders has delivered an irrevocable notice of exercise, effective upon the closing of this offering, to exercise their warrants and purchase a total of 8,360,331 shares of our Class A common stock.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our

Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”). We, along with certain holders of our preferred stock, are parties to the Registration Rights Agreement. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of counsel chosen by the holders of the shares included in such registrations.

Demand Registration Rights

After the completion of this offering, the holders of up to 93,952,386 shares of our common stock will be entitled to certain demand registration rights. Subject to the terms of the lock-up agreement as described in “Shares Eligible for Future Sale—Lock-Up Agreements,” at any time beginning after the date on which such holder is no longer subject to restrictions of the lock-up agreement (which will be no earlier than 180 days following the date of this prospectus), the holders of a majority of the shares then registrable under our Registration Rights Agreement can request that we register the offer and sale of their shares in an underwritten offering. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to our stockholders to affect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to 93,952,386 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to 93,952,386 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an aggregate offering price of at least $5.0 million.

Delaware Anti-Takeover Statute

Section 203 of the Delaware General Corporation Law

We will not be governed by Section 203 of the DGCL (or any successor provision thereto), and the restrictions contained in Section 203 of the DGCL shall not apply to us, until immediately following the time at which both of the following conditions exist (if ever): (i) Section 203 of the DGCL by its terms would, but for the provisions of Article XIV of our amended and restated certificate of incorporation, apply to us; and (ii) no holder of Class B common stock owns (as defined in Section 203 of the DGCL) shares of capital stock of the Company representing at least fifteen percent (15%) of the voting power of all the then outstanding shares of capital stock of the Company. Following such time, we shall thereafter be governed by Section 203 of the DGCL if and for so long as Section 203 of the DGCL by its terms shall apply to us. Section 203 of the DGCL prohibits a

Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—Anti-takeover provisions contained in our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.”

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

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permit our board of directors to issue up to 200,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;

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provide that if the holders of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any director or our entire board of directors may be removed from office at any time, but only for cause by the holders of a majority in voting power of the shares of our capital stock then entitled to vote at an election of directors;

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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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provide that, subject to the terms of any series of preferred stock, if the holders of shares of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

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provide that special meetings of our stockholders may be called only by (i) our board of directors (ii) the Chairman of the our board of directors, (iii) our Chief Executive Officer or (iv) for so long as any shares of Class B common stock remain outstanding, the holders of a majority of the outstanding shares of Class B common stock;

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so long as any shares of Class B common stock remain outstanding, require the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class to consummate a Change of Control Transaction (as defined in our amended and restated certificate of incorporation);

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require the consent of the holders of Class B common stock and/or Class A common stock to effectuate certain amendments to our amended and restated certificate of incorporation or our amended and restated bylaws;

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provide that the restrictions set forth in Section 203 of the Delaware General Corporation (“DGCL”) shall be applicable to us in the event that no holder of Class B common stock owns shares of our capital stock representing at least fifteen (15%) of the voting power of all the then outstanding shares of our capital stock; and

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not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of the shares of common stock outstanding will be able to elect all of our directors. Subject to the rights of any series of preferred stock to elect directors, (i) for so long as the holders of Class B common stock hold at least a majority of the voting power of the outstanding shares of our common stock, any director or our entire board of directors may be removed from office at any time, with or without cause, by the holders of a majority in voting power of the shares of capital stock of the Company then entitled to vote at an election of directors and (ii) if the holders of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any director or our entire board of directors may be removed from office at any time, but only for cause by the holders of a majority in voting power of the shares of our capital stock then entitled to vote at an election of directors. See “Management—Board of Directors, Committees and Executive Officers.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that, subject to the terms of any series of preferred stock, (i) for so long as the holders of shares of Class B common stock hold at least a majority of the voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class B common stock no longer hold at least a majority of the voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by consent in lieu of a meeting. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by (i) our board of directors (ii) the Chairman of the our board of directors, (iii) our Chief Executive Officer or (iv) for so long as any shares of Class B common stock remain outstanding, the holders of a majority of the outstanding shares of Class B common stock

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders and for stockholder nominations of candidates for election to our board of directors at an annual or special meeting of stockholders. In order for any matter or nomination to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting who is entitled to vote at the meeting, who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business or nomination before the meeting and who otherwise complies with requirements set forth in our amended and restated bylaws. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Corporate Opportunity

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in any matter, transaction, business opportunity or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Company who is not an employee or officer of the Company or any of its subsidiaries (a “Covered Person”), unless such matter, transaction, business opportunity or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company.

Choice of Forum

Our amended and restated certificate of incorporation will provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) that, if any action the subject matter of which is within the scope of clause (i) of this sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (A) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce clause (i) of this sentence and (B) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Under our amended and restated certificate of incorporation, the exclusive forum provision described above does not apply to claims arising under the Exchange Act.

Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the adoption of resolutions by our board of directors and the affirmative vote of the holders of a majority in voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon consummation of this offering, our bylaws may be amended or repealed by our board of directors or by the affirmative vote of the holders a majority of the votes which all our stockholders would be eligible to cast in an election of directors.

Our amended and restated certificate of incorporation will provide that so long as any shares of Class B common stock remain outstanding, we will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend, repeal or adopt any provision of our amended and restated certificate of incorporation (1) in a manner that is inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock; (2) to provide for each share of Class A common stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL; or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.

Our amended and restated certificate of incorporation will also provide that, so long as any shares of Class A common stock remain outstanding, we will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of our amended and restated certificate of incorporation to provide for each share of Class B common stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by our amended and restated certificate of incorporation or required by the DGCL.

Our amended and restated certificate of incorporation will also provide that, so long as any shares of Class B common stock remain outstanding, we will not, and will cause all of our direct or indirect subsidiaries not to consummate a Change of Control, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class.

In addition, our amended and restated certificate of incorporation will provide that, so long as any shares of Class B Common Stock remain outstanding, no provision of our amended and restated bylaws shall be adopted, amended, altered or repealed in a manner that is adverse to the holders of Class B common stock without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws will limit our directors’ liability to the fullest extent permitted under the DGCL. Specifically, our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL; or

•	for any transaction from which a director derives an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The provision regarding indemnification of our directors in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated bylaws will provide that we will, in certain situations, indemnify to the fullest extent permitted by applicable law any person made or threatened to be made a party to a proceeding by reason of that person’s former or present capacity as a director or officer with our company against judgments, penalties, fines, settlements and reasonable expenses, including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, we are party to certain indemnification agreements pursuant to which we have agreed to indemnify the employees who are party thereto.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A..

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “ZETA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of Class A common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2021, upon the completion of this offering, 153,514,410 shares of Class A common stock (or 155,206,807 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 37,156,095 shares of Class B common stock (or 35,463,698 shares of Class B common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be outstanding. Of the outstanding shares, all the shares of Class A common stock sold in this offering by us and the selling stockholders will be freely transferrable without restriction or registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining shares of Class A common stock and Class B common stock outstanding upon completion of this offering will be restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act, which are summarized below, subject to the terms of the lock-up agreement described below and subject to the provisions of Rule 144 or Rule 701.

Lock-Up Agreements

All of our directors and executive officers, the selling stockholders and the holders of substantially all of our outstanding capital stock have entered into lock-up agreements under which they have agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock for a period of 365 days after the date of this prospectus; provided that for two holders of an aggregate of 25,613,962 shares of Class A common stock, these restriction only apply for 180 days after the date of this prospectus as opposed to 365 days after the date of this prospectus. Morgan Stanley & Co. LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Notwithstanding the foregoing, certain shares of Class A common stock may automatically be released pursuant to the following conditions:

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if the stockholder is an employee or former employee of the Company (in each case excluding any officer or director of the Company), holds Class A common stock, vested restricted share units, share value awards or similar equity awards that settle into Class A common stock (“Vested Securities”) as of the date the final prospectus in respect of this offering and did not have any of their Vested Securities purchased by us in connection with the Class A Stock Repurchase, then 33% of such stockholder’s Vested Securities will be released 180 days after the date of the final prospectus in respect of this offering (the “First Early Lock-Up Release Date”), provided that should the First Early Lock-Up Release Date occur during a broadly applicable and regularly scheduling period during which trading in our securities is not permitted under our insider trading policy (“Blackout Period”), then such day will extended to the second trading day on which the New York Stock Exchange is open (“Trading

Day”) following the last day of the Blackout Period (approximately 0.5 million shares of Class A common stock will be released pursuant to this provision);

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25% of any stockholder’s Vested Securities will be released on the First Early Lock-Up Release Date if the closing price of our Class A common stock is at least 25% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on, and including, the First Early Lock-Up Release Date, provided that should the First Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.5 million shares of Class A common stock will be released pursuant to this provision);

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25% of any stockholder’s Vested Securities will be released 210 days after the date of the final prospectus in respect of this offering (“Second Early Lock-Up Release Date”) if the closing price of our Class A common stock is at least 30% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on, and including, the First Early Lock-Up Release Date, provided that should the Second Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.9 million shares of Class A common stock will be released pursuant to this provision); and

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25% of any stockholder’s Vested Securities will be released 270 days after the date of the final prospectus in respect of this offering (“Third Early Lock-Up Release Date”) if the closing price of our Class A common stock is at least 35% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on and including the Third Early Lock-Up Release Date, provided that should the Third Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.9 million shares of Class A common stock will be released pursuant to this provision).

See “Underwriters” for a further description of these agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our Class A common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the lock-up agreements described above.

Registration Rights

The stockholders party to the Registration Rights Agreement, who will hold 93,952,386 shares of our common stock upon the completion of this offering, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our Class A common stock subject to options and restricted stock units outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our Class A common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement as described in Section 451(b) of the Code.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the

IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “U.S. owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	6,987,500
BofA Securities, Inc.	3,977,500
Credit Suisse Securities (USA) LLC	3,870,000
Barclays Capital Inc.	3,010,000
William Blair & Company, L.L.C.	806,250
Needham & Company, LLC	806,250
Canaccord Genuity LLC	806,250
Oppenheimer & Co.	806,250
Roth Capital Partners, LLC	430,000

Total:	21,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.42 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,225,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

Commissions and Discounts

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us (which includes the underwriting discounts and commissions on shares sold by the selling stockholders to be paid by us), and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,225,000 shares of Class A common stock.

	No Exercise		Full Exercise
	Per Share	Total	Per Share	Total
Public offering price	$10.000	$215,000,000.00	$10.000	$247,250,000.00
Underwriting discounts and commissions to be paid by us:	$0.700	$15,050,000.00	$0.700	$17,307,500.00
Proceeds, before expenses, to us	$8.981	$132,689,390.00	$8.830	$130,431,890.00
Proceeds, before expenses, to selling stockholders	$10.000	$67,260,610.00	$10.000	$99,510,610.00

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $6.2 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $50,000.

Matthews South, LLC (“Matthews South”) and KKR Capital Markets LLC (“KKR”) have acted as our financial advisors in connection with this offering. Matthews South and KKR are not acting as underwriters in connection with this offering, and accordingly, Matthews South and KKR are neither purchasing shares of Class A common stock nor offering shares of Class A common stock to the public in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

After pricing of the offering, the shares of our Class A common will trade on the NYSE under the trading symbol “ZETA”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 365 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of

Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock; provided that for two holders of an aggregate of 25,613,962 shares of Class A common stock, these restriction only apply for 180 days after the date of this prospectus as apposed to 365 days after the date of this prospectus.

The restrictions on our directors, officers, and the holders of substantially all of our outstanding equity securities described in the immediately preceding paragraph are subject to certain exceptions, including:

•	the sale of shares of Class A Common Stock to the underwriters in this offering;

•	transfer of shares of Class A common stock or any security convertible into Class A common stock as a bona fide gift;

•	distribution of shares of Class A common stock or any security convertible into Class A common stock to limited partners or stockholders of parties subject to the lock-up agreement;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A Common Stock following the lock-up period; or

•

the transfer of shares of Class A common stock in connection with a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by the board of directors of the Company, made to all holders of common stock involving a transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person (as defined in Section 13(d)(3) of the Exchange Act) or group of affiliated persons (other than the underwriters pursuant to this offering, of shares of Class A common stock if, after such transfer, the stockholders of the Company immediately prior to such transfer do not own at least a majority of the outstanding voting securities of the Company (or the surviving entity).

The restrictions on us described above are subject to certain exceptions, including:

(A)	the sale of shares to the underwriters in connection with this offering;

(B)

the issuance by us of shares of common stock upon the exercise of an option or warrant, vesting or settlement of restricted stock or restricted stock units or the conversion of a security outstanding on the date of this prospectus as described herein;

(C)	grants of shares of common stock pursuant to our equity incentive plans or the amendment of awards under our equity incentive plans as described herein;

(D)

the entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement;

(E)

the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement, provided that in the case of clauses (D) and (E), (x) the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to clauses (D) and (E) shall not exceed 10% of the total number of shares of common stock issued and outstanding on the date of this prospectus, (y) we shall cause each recipient of such securities to execute and deliver to Morgan Stanley, on or prior to the issuance of such securities, a Lock-up Agreement on substantially the same terms as the Lock-up Agreements referenced herein for the remainder of the restricted period; provided that such Lock-Up Agreement need only remain operative for 180 days from the date of this prospectus and (z) we shall enter stop transfer instructions with our transfer agent and registrar on such securities, which we agree it will not waive or amend without the prior written consent of Morgan Stanley;

(F)

the filing of a resale registration statement in respect of shares of Common Stock that are then eligible for resale pursuant to the registration rights agreement described under “Description of Capital Stock—Registration Rights” and are otherwise not subject to the terms of the Lock-up Agreement with the underwriters, provided that more than 180 days from the date of this prospectus has passed prior to such filing; or

(G)

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Morgan Stanley & Co. LLC may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Notwithstanding the foregoing, certain shares of Class A common stock may automatically be released from the stockholder lock-up agreement pursuant to the following conditions:

•

if the stockholder is an employee or former employee of the Company (in each case excluding any officer or director of the Company), holds Class A common stock, vested restricted share units, share value awards or similar equity awards that settle into Class A common stock (“Vested Securities”) as of the date the final prospectus in respect of this offering and did not have any of their Vested Securities purchased by us in connection with the Class A Stock Repurchase, then 33% of such stockholder’s Vested Securities will be released 180 days after the date of the final prospectus in respect of this offering (the “First Early Lock-Up Release Date”), provided that should the First Early Lock-Up Release Date occur during a broadly applicable and regularly scheduling period during which trading in our securities is not permitted under our insider trading policy (“Blackout Period”), then such day will extended to the second trading day on which the New York Stock Exchange is open (“Trading Day”) following the last day of the Blackout Period (approximately 0.5 million shares of Class A common stock will be released pursuant to this provision);

•

25% of any stockholder’s Vested Securities will be released on the First Early Lock-Up Release Date if the closing price of our Class A common stock is at least 25% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on, and including, the First Early Lock-Up Release Date, provided that should the First Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.5 million shares of Class A common stock will be released pursuant to this provision);

•

25% of any stockholder’s Vested Securities will be released 210 days after the date of the final prospectus in respect of this offering (“Second Early Lock-Up Release Date”) if the closing price of our Class A common stock is at least 30% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on, and including, the First Early Lock-Up Release Date, provided that should the Second Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.9 million shares of Class A common stock will be released pursuant to this provision); and

•

25% of any stockholder’s Vested Securities will be released 270 days after the date of the final prospectus in respect of this offering (“Third Early Lock-Up Release Date”) if the closing price of our Class A common stock is at least 35% greater than the initial public offering price in this offering for 10 out of the 15 consecutive Trading Days ending on and including the Third Early Lock-Up Release Date, provided that should the Third Early Lock-Up Release Date occur during a Blackout Period, then such day will be extended to the second Trading Day following the last day of the Blackout Period (up to approximately 20.9 million shares of Class A common stock will be released pursuant to this provision).

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short posit-ion is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 4% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and other persons who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“OII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-OII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-

13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Dubai International Finance Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in

Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, included in this Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANT

On September 29, 2020, our board of directors dismissed PricewaterhouseCoopers LLP (“PwC”) as our independent accountant. Our board of directors retained Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm on November 16, 2020.

The reports of PwC on our consolidated financial statements for each of the fiscal years ended December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that the report of PwC on the fiscal year ended December 31, 2019 contained an emphasis of matter paragraph indicating that there are significant uncertainties related to the significant impacts of COVID-19 that could impact the Company’s liquidity and ability to meet debt covenants in future periods. PwC’s opinion was not modified with respect to this matter. Subsequent to dismissing PwC, we restated the 2019 consolidated financial statements to correct misstatements.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through September 29, 2020 there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the financial statements for such years. During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through September 29, 2020, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from PwC has been filed as an exhibit to the registration statement of which this prospectus is a part.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through November 16, 2020, neither we, nor anyone acting on our behalf, consulted with Deloitte on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Deloitte.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.zetaglobal.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as an inactive textual reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated financial statements as of and for the years ended December 31, 2020 and 2019
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2020 and 2019	F-4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2020 and 2019	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-6
Notes to Consolidated Financial Statements	F-7

Condensed unaudited consolidated financial statements as of and for the three months ended March 31, 2021
Condensed Unaudited Balance Sheets as of March 31, 2021 and December 31, 2020	F-45
Condensed Unaudited Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020	F-46
Condensed Unaudited Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the three months ended March 31, 2021 and 2020	F-47
Condensed Consolidated Unaudited Statements of Cash Flows for the three months ended March 31, 2021 and 2020	F-48
Notes to Condensed Unaudited Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Zeta Global Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zeta Global Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Baltimore, Maryland

March 12, 2021 (June 1, 2021 as to the effects of the restatement discussed in Note 13)

We have served as the Company’s auditor since 2020.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$50,725	$37,484
Accounts receivable, net of allowance of $2,207 and $1,210 as of December 31, 2020 and 2019, respectively	79,366	102,396
Prepaid expenses	3,903	3,353
Other current assets	7,374	7,688

Total current assets	141,368	150,921

Non-current assets:
Property and equipment, net	6,117	6,992
Website and software development costs, net	32,891	30,247
Intangible assets, net	28,591	44,410
Goodwill	76,432	78,150
Restricted cash	—	334
Deferred tax assets	366	268
Other non-current assets	521	1,998

Total non-current assets	144,918	162,399

Total assets	$286,286	$313,320

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$40,976	$36,534
Accrued expenses	44,622	43,853
Acquisition related liabilities	6,018	4,493
Deferred revenue	4,053	1,470
Other current liabilities	8,310	23,831

Total current liabilities	103,979	110,181

Non-current liabilities:
Long term borrowings	189,693	183,105
Acquisition related liabilities	17,137	18,923
Warrants and derivative liabilities	58,100	30,000
Other non-current liabilities	2,387	3,235

Total non-current liabilities	267,317	235,263

Total liabilities	371,296	345,444

Commitments and contingencies (See Note 12)
Mezzanine equity:
Redeemable convertible preferred stock $ 0.001 per share par value, up to 60,137,979 shares authorized, 39,223,194 shares issued and outstanding as of December 31,2020, and 2019	154,210	154,210
Stockholders’ deficit:
Series A Common stock $ 0.001 per share par value, up to 204,220,800 shares authorized, 112,012,693 and 99,339,942 shares issued and outstanding as of December 31, 2020 and 2019, respectively	112	99
Treasury Common Stock, 8,195,464 shares repurchased at a weighted average price of $2.86 per share	(23,469)	(23,469)
Series B Common stock $ 0.001 per share par value, up to 3,400,000 shares authorized, 3,054,318 shares issued and outstanding as of December 31, 2020 and 2019	3	3
Additional paid-in capital	28,425	27,909
Accumulated deficit	(242,254)	(189,029)
Accumulated other comprehensive loss	(2,037)	(1,847)

Total stockholders’ deficit	(239,220)	(186,334)

Total liabilities and stockholders’ deficit	$286,286	$313,320

See notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year ended December 31,
	2020	2019
Revenues	$368,120	$306,051
Operating expenses:
Cost of revenues (excluding depreciation and amortization)	148,878	110,385
General and administrative expenses	70,849	73,344
Selling and marketing expenses	77,140	69,519
Research and development expenses	31,772	28,685
Depreciation and amortization	40,064	34,340
Acquisition related expenses	5,402	5,916
Restructuring expenses	2,090	1,388

Total operating expenses	$376,195	$323,577
Operating loss	(8,075)	(17,526)
Interest expense	16,257	15,491
Other (income) / expense	(126)	239
Change in fair value of warrants and derivative liabilities	28,100	4,200

Total other expenses	$44,231	$19,930
Loss before income taxes	(52,306)	(37,456)
Income tax provision	919	1,009

Net loss	$(53,225)	$(38,465)

Other comprehensive loss:
Foreign currency translation adjustment	(190)	(76)

Total comprehensive loss	$(53,415)	$(38,541)

Net loss per share
Net loss	$(53,225)	$(38,465)
Cumulative redeemable convertible preferred stock dividends	19,571	17,278
Net loss available to common stockholders	$(72,796)	$(55,743)
Basic loss per share	$(2.23)	$(1.77)
Diluted loss per share	$(2.23)	$(1.77)
Weighted average number of shares used to compute net loss per share
Basic	32,589,409	31,579,301
Diluted	32,589,409	31,579,301

See notes to consolidated financial statements.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2020 and 2019

(In thousands, except shares)

	Redeemable Convertible Preferred Stock		Series A Common Stock		Series B Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	36,905,708	$144,885	84,734,787	$84	3,054,318	$3	(8,195,464)	$(23,469)	$23,087	$(168,364)	$(1,771)	$(170,430)
Adjustment for warrants as a result of adoption of ASU 2017-11										17,800		17,800
Shares issued in connection with acquisitions	2,317,486	9,325	1,533,742	2	—	—	—	—	4,613	—	—	4,615
Restricted stock grants	—	—	14,362,905	14	—	—	—	—	(14)	—	—	—
Restricted stock forfeitures	—	—	(1,950,118)	(2)	—	—	—	—	2	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	216	—	—	216
Warrants exercise	—	—	11,804	—	—	—	—	—	—	—	—	—
Options exercise	—	—	646,822	1	—	—	—	—	5	—	—	6
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(76)	(76)
Net loss	—	—	—	—	—	—	—	—	—	(38,465)	—	(38,465)

Balance as of December 31, 2019	39,223,194	$154,210	99,339,942	$99	3,054,318	$3	(8,195,464)	$(23,469)	$27,909	$(189,029)	$(1,847)	$(186,334)
Shares issued in connection with an agreement	—	—	154,560	—	—	—	—	—	424	—	—	424
Restricted stock grants	—	—	14,508,504	15	—	—	—	—	(15)	—	—	—
Restricted stock forfeitures	—	—	(1,990,313)	(2)	—	—	—	—	2	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	105	—	—	105
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(190)	(190)
Net loss	—	—	—	—	—	—	—	—	—	(53,225)	—	(53,225)

Balance as of December 31, 2020	39,223,194	$154,210	112,012,693	$112	3,054,318	$3	(8,195,464)	$(23,469)	$28,425	$(242,254)	$(2,037)	$(239,220)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(53,225)	$(38,465)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	40,064	34,340
Stock-based compensation	105	216
Deferred income taxes	(98)	(59)
Interest expenses	1,550	2,162
Change in fair value of warrant and derivative liabilities	28,100	4,200
Others, net	2,630	226
Change in non-cash working capital (net of effect of acquisitions):
Accounts receivable	24,347	18,907
Prepaid expenses	(551)	(80)
Other current assets	632	(6,203)
Other non-current assets	1,479	330
Deferred revenue	2,402	(2,772)
Accounts payable	4,443	22,227
Accrued expenses and other current liabilities	(15,491)	(6,484)
Other non-current liabilities	(848)	2,054

Net cash provided by operating activities	35,539	30,599

Cash flows from investing activities:
Purchases of property and equipment	(2,249)	(3,300)
Website and software development costs	(22,958)	(19,374)
Business and asset acquisitions, net of cash acquired	—	(38,986)

Net cash used for investing activities	(25,207)	(61,660)

Cash flows from financing activities:
Cash paid for acquisition related liabilities	(717)	(1,772)
Proceeds from term loan, net of issuance cost of $500	—	24,500
Proceeds from paycheck protection program loan	10,000	—
Proceeds from line of credit	—	7,000
Repayments against the credit lines	(6,500)	(1,700)

Net cash provided by financing activities	2,783	28,028

Effect of exchange rate changes on cash and cash equivalents	(208)	(75)

Net increase / (decrease) in cash and cash equivalents, including restricted cash	12,907	(3,108)

Cash and cash equivalents and restricted cash, beginning of period	37,818	40,926

Cash and cash equivalents and restricted cash, end of period	$50,725	$37,818

Supplemental disclosure of cash flow information:
Cash paid for interest	$13,070	$12,222
Cash paid for taxes, net of refund	$1,296	$783
Non-cash activities:
Liabilities established in connection with acquisitions	$—	$26,488
Shares issued in connection with acquisitions and other agreements	$424	$13,940
Non-cash consideration for website and software development costs	$1,110	$614

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except share and per share amounts)

NOTE 1—Nature of Business

Zeta Global Holdings Corp., a Delaware Corporation (“Zeta Global Holdings”) and Zeta Global Corp. (the “operating company”), a Delaware Corporation (“Zeta Global” individually, or collectively with Zeta Global Holdings Corp. and its consolidated entities, as context dictates, the “Company”) is a marketing technology company that uses proprietary data, artificial intelligence and software to create a technology platform that enables marketers to acquire, retain and grow customer relationships. The Company’s technology platform powers data-driven marketing programs for enterprises across a wide range of industries and utilizes all digital distribution channels including email, search, social, mobile, display and connected TV. Zeta Global was incorporated and began operations in October 2007.

NOTE 2—Basis of Presentation and Significant Accounting Policies

Principles of consolidation:

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of the Company, its wholly owned subsidiaries, and other entities consolidated as required by GAAP. All intercompany transactions have been eliminated in consolidation.

Emerging Growth Company Status:

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. In these consolidated financial statements, accounts receivable, free standing and embedded financial instruments, acquired assets and liabilities (including goodwill and intangible assets) and their useful lives, website and software development costs, acquisition related liabilities including contingent purchase price payable and holdback payable, stock-based compensation, impairment of indefinite and long-lived assets, and valuation allowance on income taxes involve reliance on management’s estimates. Estimates are based on management judgment and the best available information, as such actual results could differ from those estimates.

Net loss per share attributable to common stockholders:

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. The Company’s diluted net loss per common share is the same as basic net loss per common share for all periods presented, since the effect of potentially dilutive securities is anti-dilutive. Refer to Note 20 “Net Loss Per Share” for further discussion.

Revenue recognition:

Revenues arise primarily from the Company’s technology platform via subscription fees, volume-based utilization fees and fees for professional services designed to maximize the customers usage of the technology.

Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and other taxes collected by the Company concurrent with revenue-producing activities are excluded from revenues.

The Company determines revenue recognition through the following steps:

(i)	Identification of the contract, or contracts, with a customer.

(ii)	Identification of the performance obligations in the contract.

(iii)	Determination of the transaction price.

(iv)	Allocation of the transaction price to the performance obligations in the contract.

(v)	Recognition of revenue when, or as, we satisfy a performance obligation.

At contract inception, the Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The transaction price is the amount of consideration that the Company is entitled to in exchange for transferring services to a customer. Certain customer contracts give rise to variable consideration, including rebates and allowances that generally decrease the transaction price and therefore reduce revenues. These variable amounts are generally credited to the customer, based on achieving certain levels of activity. Variable consideration is estimated and included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable consideration is estimated based upon historical experience and known trends.

Further, for the contracts having multiple performance obligations, the total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. The relative stand-alone selling price is determined based on the terms of the contract and requires judgment. Typically, the best estimate of stand-alone selling price is the contractual price of each obligation. The transaction price for a contract excludes any amounts collected on behalf of third parties, in cases where the Company acts as an agent. Payment terms are typically 30 to 90 days. As such, the Company does not have any significant financing components.

Generally, the Company’s contracts contain a series of separately identifiable and distinct services that represent performance obligations that are satisfied over time using the right to invoice practical expedient because the right to invoice corresponds directly with the value transferred to the customer. The Company also derives revenues from subscription fees for the use of its platforms. The Company recognizes the corresponding revenues over time on a ratable basis over the customer agreement term.

Principal vs. Agent

In substantially all its businesses, the Company incurs third-party costs on behalf of customers, including direct costs and incidental costs. Third-party direct costs incurred in connection with the delivery of advertising or marketing services include, among others: purchased media, data, cost of physical mailers, and procurement cost of Internet Protocol Addresses (“IPs”), used in the emailing services.

However, the inclusion of billings related to third-party direct costs in revenues depends on whether the Company act as a principal or as an agent in the customer arrangement. In certain contracts, the Company contracts with customers to provide access to its software platform available through different pricing options to tailor to multiple customer types and customer needs. These options consist of a percentage of spend option, a subscription fee option and a fixed cost per mille (“CPM”) pricing option. CPM refers to a payment option in which customers pay a price for every 1,000 impressions an ad receives. Customers can use the software platform on a self-service basis to execute their advertising campaigns. The Company generates revenue when the software platform is used on a self-service basis by charging a platform fee that is either a percentage of spend or a flat monthly subscription fee as well as fees for additional features such as data and advanced reporting. As the Company does not obtain control of the ad spots prior to transfer to the customer in these arrangements, revenue is recognized on a net basis.

In certain businesses the Company may act as principal when contracting for third-party services on behalf of its customers, because it controls the specified goods or services before they are transferred to the customer and the Company is responsible for providing the specified goods or services, or it is responsible for directing and integrating third-party vendors to fulfill its performance obligation at the agreed upon contractual price. In such arrangements, the Company also take pricing risk under the terms of the customer contract. In certain media buying businesses, the Company acts as principal when it controls the buying process for the purchase of the media and contract directly with the media vendor. In these arrangements, it assumes the pricing risk under the terms of the customer contract. In such cases, the Company include billable amounts related to third-party costs in the transaction price and record revenues at the gross amount billed, consistent with the manner that revenues are recognized for the underlying services contract.

Contract assets and liabilities

Contract assets represent revenue recognized for contracts that have not been invoiced to customers. Total contract assets were $1,709 and $3,645 as of December 31, 2020 and 2019, respectively, and are included in the account receivables, net in the Consolidated Balance Sheets.

Contract liabilities consists of deferred revenues that represents amounts billed to the customers in excess of the revenue recognized. Deferred revenues are subsequently recorded as revenues when earned in accordance with the Company’s revenue recognition policies. During the years ended on December 31, 2020 and 2019, the Company billed and collected $41,432 and $18,741 in advance, respectively and recognized $38,850 and $19,428, respectively as revenues out of those advance receipts. As of the years ended on December 31, 2020 and 2019, the deferred revenues are $4,053 and $1,470, respectively.

Practical expedients and exemptions

The Company applies the optional exemptions and does not disclose: a) information about remaining performance obligations that have an original expected duration of one year or less; b) transaction price allocated to unsatisfied performance obligations for which variable consideration is allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with the series guidance. Further, on certain contracts, the Company utilizes the right to invoice practical expedient because the right to invoice corresponds directly with the value transferred to the customer.

Significant judgments

The recognition of revenues requires the Company to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, contract assets and contract liabilities.

(a)    Revenues from certain contracts with customers are subject to variability due to cash incentives and credit notes, therefore, revenues are recognized but subject to the constraint on the variable consideration, i.e. only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(b)    When revenue arrangements include components of third-party goods and services, for example in transactions which involve resale, fulfillment or providing advertising impressions to the end customer, the Company evaluates whether it is a principal, and report revenues on a gross basis, or an agent, and report revenues on a net basis. In this assessment, it is considered if the Company obtain control of the specified goods or services before they are transferred to the customer by evaluating indicators such as which party is primarily responsible for fulfilling the promise to provide the goods or services, which party has discretion in establishing price and the underlying terms and conditions between the parties to the transaction.

(c)    Contracts with customers may include multiple services. Determining whether those services are distinct from each other, and therefore performance obligations to be accounted for separately, or not distinct from each other, and therefore part of a single performance obligation, may require significant judgment.

(d)    Determining the standalone selling price for various performance obligations in the customer contracts require significant judgement.

Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents contracted revenues that have not yet been recognized, which includes unearned revenues and unbilled amounts that will be recognized as revenues in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, average contract terms and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

The Company excludes amounts related to performance obligations that are billed and recognized as the services are provided. This primarily consists of professional services contracts that are on a time-and-materials basis.

The Company has remaining performance obligation associated with a fixed commitment contract for future services that have not yet been recognized in its Consolidated Statements of Operations and Comprehensive Loss. The amount of fixed committed revenues not yet been recognized was $8,225 as of December 31, 2020. The Company expects to recognize approximately 60% of this amount in FY 2021 and the remaining 40% during FY 2022.

Disaggregation of revenues from contract with customers

The Company reports disaggregation of revenues based on primary geographical markets and delivery channels / platforms. Revenues by delivery channels / platforms are based on whether the customer requirements necessitate integration with platforms or delivery channels not owned by the Company. When the Company generates revenues entirely through the Company platform, the Company considers it Direct Platform Revenue.

When the Company generates revenue by leveraging its platform’s integration with third parties, it is considered Integrated Platform Revenue. The following table summarizes disaggregation for the years ended December 31, 2020 and December 31, 2019:

	Year ended December 31,
	2020	2019
Direct Platform Revenue	68%	69%
Integrated Platform Revenue	32%	31%

Refer Segments in the Significant Accounting Policies for more information about disaggregation based on primary geographical markets.

Operating expenses:

Cost of revenue (excluding depreciation and amortization):

Cost of revenues consists primarily of media and marketing costs and certain personnel costs. Media and marketing costs consist primarily of fees paid to third-party publishers, media owners or managers, or to strategic partners that are directly related to a revenue-generating event. The Company pays these third-party publishers, media owners or managers and strategic partners on a revenue-share, a cost-per-lead (“CPL”), cost-per-click (“CPC”), or cost-per-thousand-impressions (“CPM”) and also include expenses related to hosting its platform, which includes internet traffic associated with the viewing of available impressions or queries per second (“QPS”) and providing support to the customers. Personnel costs include salaries, bonuses, commissions and employee benefit costs. Personnel costs are primarily related to individuals directly associated with providing services to the customers.

General and administrative expenses:

General and administrative expense consists primarily of computer and telecom expenses, personnel costs, including salaries, bonuses, and employee benefits costs associated with the executives, finance, legal, human resources, and other administrative personnel, as well as accounting and legal professional services fees. The Company recognizes these costs as they are incurred.

Selling and marketing expenses:

Selling and Marketing expenses primarily consist of personnel costs, including salaries, bonuses, employee benefits costs and commission costs, for the Company’s sales and marketing personnel. Selling and marketing expenses also include costs for market development programs, advertising, promotional and other marketing activities. The Company recognizes these costs as they are incurred. During the years ended on December 31, 2020 and 2019, the Company has incurred $593 and $1,465, respectively, on such promotional expenses and these are included in the selling and marketing expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Research and development expenses:

Research and development expenses consists of personnel costs, including salaries, bonuses, and employee benefit costs, engineering and IT services associated with the ongoing research and maintenance of internal use software, including platform and related infrastructure. The Company recognizes these costs as they are incurred.

Depreciation and amortization:

The Company records depreciation and amortization when appropriate using straight-line method over the estimated useful life of the assets.

Acquisition related expenses:

Acquisition related costs primarily consist of legal fee associated with certain business combinations and addressing disputes related to those transactions. It also includes retention bonuses agreed to be paid to employees related to one time event such as an acquisition or a significant transaction.

Restructuring expenses:

Restructuring costs consists primarily of employee termination costs due to internal restructuring. The Company recognizes these costs as they are incurred. As of December 31, 2020 and 2019, the Company does not have any outstanding liability related to the restructuring activities carried during financial years 2020 and 2019. Further, there no incomplete restructuring plans as of December 31, 2020 and 2019.

Cash, cash equivalents and restricted cash:

Highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. The Company maintains cash balances with banks which at times may be in excess of FDIC insurance limits. As of December 31, 2020 and 2019, approximately 1.8% and 7% of cash and cash equivalents, respectively was held in accounts outside the United States and not protected by FDIC insurance.

Restricted cash on the consolidated balance sheets represents the amount held by the Company for a bank guarantee provided to an owner of a leasehold property occupied by the Company. The following table provides a reconciliation of the cash, cash equivalents and restricted cash within the consolidated balance sheets that sum to the total of the same such amounts shown in the Statement of Cash Flows for the year ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019
Cash and cash equivalents	$50,725	$37,484
Restricted cash	—	334

Cash and cash equivalents and restricted cash, end of period	$50,725	$37,818

Accounts receivable and allowance for doubtful accounts:

Accounts receivable are carried at original invoice amount less an allowance for doubtful accounts. Allowances for doubtful accounts are established through an evaluation of accounts receivable aging and prior collection experience to estimate the ultimate collectability of receivables. Management considers the following factors when determining the collectability of specific customer accounts: past transaction history with the customers, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Past due balances over 90 days and over a specified amount are reviewed individually for collectability.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The following table reconciles the changes in the allowance for doubtful debts for the years ended December 31, 2020 and 2019:

Balance as of January 1, 2019	$1,430
Bad debt expense	102
Charged to other accounts	53
Write off’s	(375)

Balance as of December 31, 2019	$1,210
Bad debt expense	792
Acquired provisions	404
Write off’s	(199)

Balance as of December 31, 2020	$2,207

Accounts receivable includes unbilled accounts receivable which represent revenues on contracts to be billed, in subsequent periods, as per the terms of the related contracts. As of December 31, 2020, and 2019, the Company had $1,709 and $3,645 of unbilled accounts receivable, respectively.

Property and equipment, net:

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related accumulated depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation is computed using the straight-line method over the estimated useful lives of assets, which are as follows:

Estimated Useful Life (Years)
Computer equipment	3-5
Office equipment and furniture	5-7
Purchased software	3-5
Leasehold improvements	Shorter of useful life and lease term

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property and equipment are used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment for assets held and used was recorded for the years ended December 31, 2020 and 2019.

Website and software development costs, net:

The Company capitalizes the cost of internally developed software that has a useful life in excess of one year. These costs consist of the salaries, bonuses, and employee benefits costs of employees working on such software development to customize it to the Company’s needs. Capitalization begins during the application development stage, following completion of the preliminary project stage. If a project constitutes an enhancement to previously developed software, it is assessed whether the enhancement creates additional functionality to the software, thus qualifying the work incurred for capitalization. Once the project is available for general release, capitalization ceases, and the Company estimates the useful life of the asset and begins amortization using the straight-line method. The Company annually assesses whether triggering events are present to review internal-use software for impairment. The estimated useful life of the Company’s capitalized software development costs is three years.

Intangible assets, net:

Intangible assets are recorded at cost less accumulated amortization. Cost of intangible assets acquired through business combinations represents their fair market value at the date of acquisition. Amortization is calculated using the straight-line method which is consistent with the realization of cash flows over the weighted average useful lives of the intangible assets, which are as follows:

	Estimated Useful Life (Years)	Weighted Average Useful Life (Years)
Tradenames	4-5	5.0
Completed technologies	3-10	4.6
Non-compete agreements	3-5	—
Customers relationships	3-12	4.7

The Company reviews the carrying value of its definite-lived intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If these future undiscounted cash flows are less than the carrying value of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. Factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the intangible assets are used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment was recorded for the years ended December 31, 2020 and 2019.

Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized but rather tested for impairment at least annually or more often if and when circumstances indicate that goodwill may not be recoverable. The Company performs an annual goodwill impairment test on October 1 of every year at a reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component) to which goodwill is assigned when initially recorded. As of December 31, 2020, the Company has four reporting units.

The Company assesses qualitative factors to determine whether it is necessary to perform a more detailed quantitative impairment test for goodwill and other indefinite-lived intangible assets. It may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting units. Qualitative factors that are considered as part of this assessment include a change in the Company’s equity valuation and its implied impact on reporting unit fair value, a change in its weighted average cost of capital, industry and market conditions, macroeconomic conditions, trends in product costs and financial performance of the businesses. For the quantitative test, the Company generally uses a discounted cash flow method to estimate fair value. The discounted cash flow method is based on the present value of projected cash flows. Assumptions used in these cash flow projections are generally consistent with the Company’s internal forecasts. The estimated cash flows are discounted using a rate that represents its weighted average cost of capital. The weighted average cost of capital is based on a number of variables, including the equity-risk premium and risk-free interest rate. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized to the extent the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill.

For the years ended December 31, 2020 and 2019 annual goodwill impairment test, the Company elected to bypass the qualitative assessment for its four reporting units and proceeded directly to the quantitative impairment test using a discounted cash flow method to estimate the fair value of the reporting units. As a result of this assessment, it was concluded that there was no impairment loss because the fair value of the reporting units significantly exceeded their respective carrying value as of each of the dates.

Income taxes:

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period that includes the enactment date. A valuation allowance is established when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income taxes are more fully discussed in Note 18.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws and regulations. In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions unless such positions are determined to be more likely than not of being sustained upon examination based on their technical merits. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately anticipate actual outcomes. Accordingly, the Company will report a liability for unrecognized tax benefits resulting from any uncertain tax positions taken or expected to be taken on a tax return.

The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense.

Foreign currency translations:

The functional currency of the Company’s major foreign subsidiaries is the local currency. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars use the period-end foreign currency exchange rates and are recorded as a separate component on the Consolidated Statements of Operations and Comprehensive loss. Gains and losses resulting from foreign currency transactions are included in “other (income) / expense” in the Consolidated Statement of Operations. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Exchange gains and losses arising from translating intercompany balances that the Company does not plan or anticipate settling in the foreseeable future are recorded as a separate component of Accumulated Other Comprehensive Loss. Transactional gains or losses on intercompany loans are included as a component of “foreign currency income / (loss)” under other (income) / expense on the Consolidated Statements of Operations and Comprehensive Loss.

Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due to / from related parties, accounts payable, accrued expenses, warrant liabilities and derivative liabilities, acquisition related liabilities, which are primarily denominated in U.S. dollars. The carrying amounts of some of these instruments approximate their fair values principally due to the short-term nature of these items. The Company uses a third-party valuation firm to determine the fair value of warrants and derivative liabilities periodically and such valuations are calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risk arising from these financial instruments.

With respect to accounts receivable, the Company is exposed to credit risk arising from the potential for counterparties to default on their contractual obligations to the Company. The Company generally does not require collateral to support accounts receivable. The Company establishes an allowance for doubtful accounts that corresponds with the specific credit risk of its customers, historical trends, and economic circumstances.

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets;

Level 2 is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

See Note 16 for additional information regarding fair value.

Redeemable Convertible Preferred Stock

The Company applies the guidance in ASC Topic 480 to determine the classification of financial instruments issued. The Company first determines if the instruments should be classified as liabilities under this guidance based on the redemption features, if mandatorily redeemable or not, and the method of redemption, if in cash, a variable number of shares or a fixed number of shares.

If the terms proved that an instrument is mandatorily redeemable in cash, or the holder can compel a settlement in cash, or will be settled in a variable number of shares predominantly based on a fixed monetary amount, the instrument is generally classified as a liability. Instruments that are settled by issuing a fixed number of shares are generally classified as equity instruments. None of the Company’s redeemable convertible preferred stock was accounted for as a liability as none of the above mentioned conditions were present.

The Company’s certification of incorporation, as amended, do not provide redemption rights to the holders of the preferred shares. In the event of a liquidation event, all the funds and assets of the Company available for distribution among all the stockholders shall be distributed based on a certain mechanism. Although the preferred shares are not redeemable, in the event of certain “deemed liquidation events” that are not solely within the Company’s control (including merger, acquisition, or sale of all or substantially all of the Company’s assets, public offerings), the holders of the preferred shares would be entitled to preference amounts paid before distribution to other stockholders and hence effectively redeeming the preference amount outside the Company’s control. In accordance with ASR 268 and ASC 480 “Distinguishing Liabilities from Equity”, the Company’s convertible preferred shares are classified outside of stockholders’ deficit as a result of these in-substance contingent redemption rights. As of December 31, 2020 and 2019, the Company did not adjust the carrying values of the convertible preferred shares to the deemed liquidation values of such shares since a liquidation event was not probable of occurring.

Warrants and derivative liability

When warrants or similar instruments are issued, the Company applies the guidance in ASC Topic 815 to determine if the warrants should be classified as equity instruments or as derivative instruments. Generally, warrants that are both indexed to the Company’s own stock and that would be classified as equity instruments are not classified as derivative instruments under this guidance. A key element to consider in determining if a warrant would be considered indexed to the Company’s own stock is if the warrants settlement amount is equal to the difference between the fair value of a fixed number of equity shares and a fixed monetary amount. This criterion is sometimes known as the “fixed-for fixed” criteria. In cases where the fixed for fixed criteria are not met, the warrants are classified as derivative instruments.

Convertible instruments are also assessed to determine if they contain a beneficial conversion feature. A beneficial conversion feature (“BCF”) is normally characterized as the convertible feature that provides a rate of conversion that is below market value or “in-the-money” when issued. Terms of redeemable convertible preferred stock are reviewed to determine whether or not they contain embedded derivative instruments that are required under FASB ASC 815 “Derivatives and Hedging” (“ASC 815”) to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivatives is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. See Note 16 for additional information.

Stock-based compensation and other stock-based payments:

The measurement of share-based compensation expense for all stock-based payment awards, including restricted shares and stock options granted to the employee, consultants or advisors and non-employee directors, is based on the estimated fair value of the awards on the date of grant.

Restricted stock awards give the holder the right to one share of common stock for each vested share of restricted stock. These restricted shares vest 25% upon a change in control (the initial public offering is not a change of control event as defined in the Plan) with the balance of the shares vesting in equal quarterly installments over the remainder of a five-year term from the date of issuance. Since the vesting of these awards is contingent upon the change of control event, which is not considered probable until it occurs, the Company does not record any stock-based compensation expense for such awards. Further, the expense for these restricted stock awards shall follow the vesting schedule as described here.

The Company accounts for all stock options using a fair value-based method. The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes-Merton option pricing model, and the related stock-based compensation expense is recognized over the expected life of the option, net of an estimated forfeiture rate. Forfeiture rate is based on historical experience.

Leases:

The Company follows ASC 840, Leases, and accordingly categorizes leases at their inception as either operating or capital leases. In certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes costs associated with the leased assets on a straight-line basis once control of the asset is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Business Combinations:

The Company utilizes the purchase method of accounting in accordance with ASC 805, Business Combinations. This standard requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based on the fair value of the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company’s estimates and assumptions used in assessing fair value are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The fair value of acquisition related liabilities is recalculated at each reporting period with any resulting gains or losses included in other (income) / expense on the Consolidated Statements of Operations and Comprehensive Loss.

Acquisition-related expenses are expensed when incurred.

The Company continues to collect information and reevaluates these estimates and assumptions and records any adjustments to the Company’s preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer. Since it operates as one operating segment, all required financial segment information can be found in the consolidated financial statements. Revenues and long-lived assets by geographic region are based on the physical location of the customers being served or the assets are as follows:

Revenues by geographical region consisted of the following:

	Year ended December 31,
	2020	2019
US	$340,723	$289,267
International	27,397	16,784

Total revenues	$368,120	$306,051

The Company derives majority of its revenues from inside the US and these revenues represented approximately 93% and 95% of total revenues for the years ended December 31, 2020 and 2019, respectively.

Total long-lived assets by geographical region consisted of the following:

	Year ended December 31,
	2020	2019
US	$38,413	$36,793
International	595	446

Total long-lived assets	$39,008	$37,239

New accounting pronouncements

Recently adopted:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

On January 1, 2019 (the date of initial application), the Company adopted ASC 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606. As part of the adoption of the ASU, the Company elected the following transition practical expedient:

•

to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and

Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The adoption did not result in any impact on the beginning retained earnings as of January 1, 2019.

The adoption of this standard did not have a material impact on the Company’s Consolidated Statements of Operations and Consolidated Cash Flows.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). The amendments apply to all entities that are required to present a Statement of Cash Flows under Topic 230. The amendments are an improvement to GAAP because they provide guidance for eight issues, thereby reducing the current and potential future diversity in practice. The amendments are effective for fiscal years beginning after December 15, 2018 and should be applied using a retrospective transition method to each period presented. During the year ended December 31, 2019, the Company adopted the provisions of ASU 2016-15. The only provision in the ASU 2016-15 that has an impact on Company’s consolidated financial statements is the presentation in Consolidated Statements of Cash Flows related to the Contingent Consideration Payments Made after a Business Combination. The Company has adopted the provisions of ASU 2016-15 and accordingly presented $396 and $1,772, as cash used for financing activities for the years ended December 31, 2020 and 2019, respectively.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted cash. The amendments apply to all entities that have restricted cash or restricted cash equivalents and that are required to present a Statement of Cash Flows under Topic 230. The amendments in this update require that a Statement of Cash Flows should explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 15, 2018. During the year ended December 31, 2019, the Company adopted the provisions of ASU 2016-18 and accordingly presented the changes in restricted cash for the years ended on December 31, 2020 and 2019 in the consolidated statements of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company adopted the ASU 2017-01 as of January 1, 2019 and there was no material impact to its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 250 (“ASU 2017-04”)), Simplifying the Test for Goodwill Impairment. The ASU simplifies the goodwill impairment test by permitting a company to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized when the carrying amount exceeds fair value. The standard is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company adopted the ASU 2017-04 as of January 1, 2019 and there was no material impact to its consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 Compensation—Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting. This ASU is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with accounting for employee share-based compensation. The new guidance is effective for the Company for the annual reporting period beginning January 1, 2020 and interim periods beginning January 1, 2021. The Company adopted the ASU 2018-07 as of January 1, 2020 and there was no material impact to its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. The new guidance was effective for the Company for the annual reporting period beginning January 1, 2020 and interim periods within that fiscal year. The Company adopted this guidance starting from January 1, 2020. The adoption of ASU 2018-13 only impacted the fair value disclosures within the Company’s financial statements and did not impact amounts reported on the Company’s Balance Sheet, Statement of Operations and Comprehensive Income or Statement of Cash Flows.

In November 2019, the FASB issued ASU No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. This ASU requires companies to measure and classify (on the balance sheet) share-based payments to customers by applying the guidance in Topic 718, Compensation—Stock Compensation. As a result, the amount recorded as a reduction in revenues would be measured based on the grant-date fair value of the share-based payment. The amendments in this update became effective for annual periods beginning after December 15, 2019 and did not have a material impact on the Consolidated Financial Statements.

In July 2017, FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features. These amendments simplify the accounting for certain financial instruments with down-round features. The amendments require companies to disregard the down-round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. The guidance was adopted as of January 1, 2019 and the Company elected to record the effect of this adoption retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the balance sheet as of January 1, 2019, the date on which the amendment is effective. The adoption resulted in a cumulative-effect adjustment of $17,800 on its financial statements as of January 1, 2019.

Not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” (“ASU 2016-02”). The standard establishes a ROU model that requires a lessee to recognize a right of use (“ROU”) asset and a lease liability on the balance sheet for all leases with a term longer than 12 months (based on the practical expedient provided in the ASU that allows 12 months or less not to be presented on balance sheet) and requires the disclosure of key information about leasing arrangements. Leases are classified as finance or operating, with classification affecting the subsequent expense pattern and presentation of expense recognition in the income statement. Subsequently, the FASB issued the following standards related to ASU 2016-02: ASU 2018-01, “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10, “Codification Improvements to Topic 842, Leases”, ASU 2018-11, “Leases (Topic 842): Targeted Improvements” (“ASU 2018-11”), ASU 2018-20, “Narrow-Scope Improvements for Lessors” and ASU 2019-01, “Leases (Topic 842): Codification Improvements”, which provided additional guidance and clarity to ASU 2016-02 (collectively, the “Lease Standard”). As per the latest ASU 2020-05, issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for 1 year, thus the Company will be adopting this guidance for the annual and interim reporting period beginning January 1, 2022, and will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption.

Based on a preliminary assessment, the Company expects that most of its operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and ROU assets upon adoption, resulting in a significant increase in the assets and liabilities on its Consolidated Balance Sheets. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Statements of Operations and Cash Flows. The Company is continuing its evaluation, which may identify additional impacts this standard and its amendments will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which was subsequently amended in November 2018 through ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses.” ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables, net investments in leases, financing receivables, debt securities and other instruments, which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. ASU No. 2018-19 further clarifies that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment from receivables of operating leases should be accounted for in accordance with Topic 842, Leases. As per the latest ASU 2020-02, FASB deferred the timelines for certain small public and private entities, thus the new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company does not expect adoption of this new guidance to have a material impact on its results of operations, financial condition, and financial statement disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The guidance requires certain costs incurred during the application development stage to be capitalized and other costs incurred during the preliminary project and post-implementation stages to be expensed as they are incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. A customer’s accounting for the hosting component of the arrangement is not affected. This new guidance will be effective for the Company for annual and interim reporting period beginning January 1, 2021. The Company does not expect the adoption of this new guidance to have material impact on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU No. 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU may be applied through December 31, 2022. The Company is currently evaluating additional impacts this ASU will have on its consolidated financial statements and related disclosures.

NOTE 3—Property and Equipment, Net

The details of property and equipment, net and related accumulated depreciation, are set forth below:

	December 31, 2020	December 31, 2019
Computer equipment and purchased software	$16,317	$14,617
Office equipment and furniture	1,738	1,643
Leasehold improvements	2,179	2,132

Property and equipment—gross	20,234	18,392
Less: Accumulated depreciation	(14,117)	(11,400)

Property and equipment—net	$6,117	$6,992

Depreciation expense for the years ended December 31, 2020 and 2019 was $3,069 and $3,481, respectively.

NOTE 4—Website and Software Development Costs, Net

The details of website and software development costs, net and the related accumulated amortization are set forth below:

	December 31, 2020	December 31, 2019
Capitalized software development costs	$102,706	$78,639
Less: Accumulated amortization	(69,815)	(48,392)

Capitalized software development costs, net	$32,891	$30,247

Website and software development costs capitalized during the years ended December 31, 2020 and 2019 were $24,067 and $19,988, respectively. Amortization expense for capitalized software for the years ended December 31, 2020 and 2019 was $21,423 and $19,061, respectively.

NOTE 5—Acquisition related Intangible Assets, Net

The details of intangible assets and related accumulated amortization are set forth below:

	December 31, 2020			December 31, 2019
	Gross value	Accumulated amortization	Net value	Gross value	Accumulated amortization	Net value
Tradenames	$2,720	$1,634	$1,086	$2,720	$1,083	$1,637
Completed technologies	20,292	13,037	7,255	20,292	8,601	11,691
Customer relationships	45,239	24,989	20,250	45,489	14,407	31,082

Total Intangible Assets	$68,251	$39,660	$28,591	$68,501	$24,091	$44,410

Amortization expense of intangibles for the years 2020 and 2019 was $15,572 and $11,798, respectively.

During the year ended December 31,2019, the Company wrote-off certain intangible assets that are fully amortized and no longer in use. Such write-offs were $4,984 in completed technologies intangible assets during the year ended December 31, 2019. There were no write-offs during the year ended December 31, 2020.

Weighted average useful life of the unamortized intangibles as of December 31, 2020 was 2.1 years. Based on the amount of intangible assets subject to amortization, the Company’s estimated future amortization expense over the next five years and beyond are as follows:

Year ending December 31,
2021	$15,064
2022	10,857
2023	1,186
2024	848
2025	474
2026 and thereafter	162

Total	$28,591

NOTE 6—Goodwill

The following is a summary of the carrying amount of goodwill:

Balance as of January 1, 2019	$64,149
Acquisition of Unsubcentral	613
Acquisition of Sizmek	2,081
Acquisition of IgnitionOne	11,298
Foreign currency translation	9

Balance as of December 31, 2019	$78,150
Adjustment of IgnitionOne	(1,734)
Foreign currency translation	16

Balance as of December 31, 2020	$76,432

NOTE 7—Acquisitions

The Company’s acquisitions have been accounted for under the purchase method of accounting. The total purchase price of each acquisition was allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with any excess recorded as goodwill. The Company agree to pay a portion of the purchase price for certain acquisitions in the form of contingent purchase, the unpaid amounts of these liabilities are included in the acquisition related liabilities on the Consolidated Balance Sheets as of December 31, 2020 and 2019.

[1] Unsubcentral:

On April 17, 2019, the Company entered into an asset purchase agreement to purchase and assume from PostUp Digital, LLC (“Seller”) certain tangible, intangible assets and liabilities of its standalone Unsubcentral business unit. The acquisition closed immediately and was concluded to represent an acquisition of a business.

The following is the fair value of the consideration paid in connection with the acquisition:

Cash	$2,160
Holdback payable	240

Total purchase price	$2,400

The total purchase price allocation is as follows:

Net assets acquired	$347
Customer relationships	850
Trade names	280
Completed technologies	310
Goodwill	613

Total purchase price	$2,400

Prior to the acquisition, Unsubcentral was engaged in the business of list data management, software and services for email suppression and subscription. The Company paid a premium to acquire Unsubcentral assets, which is represented as Goodwill in the above purchase price allocation. The Company incurred $23 as acquisition related expenses related to this acquisition.

The Company paid $240 related to the holdback payable during the year end December 31, 2020.

Goodwill acquired by the Company in its Unsubcentral acquisition is deductible for tax purposes.

The pro forma results of the Company as if the acquisition had taken place on the first day of 2019 were not materially different from the amounts reflected in the accompanying consolidated financial statements.

[2] Sizmek DSP Inc. (“Sizmek”):

On April 18, 2019, an agreement was entered into by and among Sizmek, its shareholders, its debtors and Zeta to purchase and assume from Sizmek, certain tangible, intangible assets and liabilities of its Demand Side Platform and Data Management Platform. The acquisition was closed on May 1, 2019 and was concluded to represent an acquisition of a business.

The total purchase price in connection with the acquisition was as follows:

Cash	$10,000
Contingent consideration	20,471
Preferred stock holdback (383,436 shares of series F-3 redeemable convertible preferred stock)	1,441

Total purchase price	$31,912

The total purchase price allocation is as follows:

Accounts receivable	$34,589
Accounts payable and accrued expenses	(8,147)
Property and equipment	3,487
Deferred revenues	(1,768)
Customer relationships	860
Completed technologies	810
Goodwill	2,081

Total purchase price	$31,912

Prior to the acquisition, Sizmek was engaged in the business of offering a Demand Side Platform for advertisers and agencies to manage and execute programmatic advertising campaigns and a Data Management Platform to manage website personalization. The Company incurred $520 in acquisition-related expenses as a result of its acquisition of Sizmek which are included in the acquisition related expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Contingent consideration payable for the Sizmek acquisition was based on collection of certain accounts receivable acquired by the Company as part of the transaction. During the year ended December 31, 2019, the Company paid $17,667 in cash and issued 191,718 series F-3 redeemable convertible preferred stock based on the actual collections against the acquired accounts receivables. As of December 31, 2020, and 2019, the fair value of the future contingent consideration payments was determined to be $2,804 (Refer to Note 8). The Company has contested the payments of these amounts in the court of law. In view of the numerous legal, technical and factual issues involved in this lawsuit, the Company may settle this liability in any amount lower than the fair value of this liability as of December 31, 2020.

As of December 31, 2020, and 2019, the fair value of the series F-3 redeemable convertible preferred stock to be issued for Sizmek acquisition was $1,598 and $721, respectively. The Company determined the fair value of the series F-3 redeemable convertible preferred stock in conjunction with an independent third-party valuation firm by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. This amount is included in other current liabilities on the Consolidated Balance Sheets.

Goodwill acquired by the Company in its Sizmek acquisition is deductible for tax purposes. See below for pro forma information related to the Sizmek acquisition.

[3] PlaceIQ, Inc. (“PlaceIQ”):

On July 1, 2019, the Company entered into an agreement with PlaceIQ to refer and assign certain media customers to the Company. Under the terms of the agreement, PlaceIQ also agreed to refer to the Company on an exclusive basis any other customers or prospects that wish to use PlaceIQ’s data to buy digital media. Since the assets acquired under the agreement with PlaceIQ meet the definition of a business under ASC 805, Business Combinations, the Company concluded it represents an acquisition of a business. There was no upfront consideration paid under the agreement, however the Company agreed to pay the consideration upon achievement on certain revenue targets of the acquired business. As such, the Company recorded $1,289 as the fair value of contingent consideration for this acquisition, of which $256 and $1,034 remained payable as of December 31, 2020 and 2019, respectively.

As on the date of acquisition the fair value of the customer relationships was determined to be $1,289 and there was no residual goodwill.

The pro forma results of the Company as if the acquisition had taken place on the first day of 2019 were not materially different from the amounts reflected in the accompanying consolidated financial statements.

[4] IgnitionOne, Inc. (“IgnitionOne”):

On September 18, 2019, the Company entered into an agreement with IgnitionOne, to acquire certain customer contracts of IgnitionOne along with certain tangible and intangible assets and hiring certain employees of IgnitionOne who are engaged in servicing the acquired customer contracts. The customer contracts acquired under the transaction primarily involved the provision of DSP services to the customers in the U.S. and Latin America. This agreement was effective September 1, 2019.

Subsequently, an amended and restated agreement was entered into by the Company and IgnitionOne on October 17, 2019. Pursuant to the terms of this agreement, in addition to the assets acquired in the earlier transaction, the customer contracts related to the e-mail business of the seller, as well as employees who were managing the e-mail business and certain tangible assets were also acquired by the Company.

On November 18, 2019, the Company entered into another, pursuant to an assignment for the benefit of creditors under Delaware state law, to purchase additional specified assets of IgnitionOne from a Trustee. The assets acquired under this transaction primarily involved the provision of Demand Side Platform and Website Personalization services to the customers in the US, UK, Europe and Latin America. The Company also onboarded certain IgnitionOne employees, as part of the agreement, who were servicing the business acquired and certain tangible and intangible assets and liabilities.

The transaction represented the acquisition of a business. The total purchase was as follows:

Cash	$12,225
Contingent consideration	1,360
Common stock (1,533,742 shares of common stock)	4,617
Preferred stock (766,872 shares of series F-4 Convertible preferred stock)	3,482

Total purchase price	$21,684

The total purchase price allocation is as follows:

Cash	$1,813
Accounts receivable	27,732
Accounts payable and accrued expenses	(30,686)
Property and equipment	59
Other assets	506
Deferred revenues	(564)
Customer relationships	12,130
Completed technologies	1,130
Goodwill	9,564

Total purchase price	$21,684

During the year ended on December 31, 2020, the Company completed the purchase price allocation related to its IgnitionOne acquisition and recorded an adjustment of $1,734 in Goodwill as an adjustment to fair value of acquired assets. This adjustment was primarily related to certain account receivables for foreign subsidiaries of IgnitionOne, the fair value assessment of which could not be completed as of December 31, 2019.

The Company incurred $585 in acquisition related expenses related to its Ignition acquisition, which are included in acquisition related expenses on the Consolidated Statements of Operations and Comprehensive Loss.

The Company determined the fair value of the series Common stock and F-4 redeemable convertible preferred stock in conjunction with an independent third-party valuation firm by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows.

The Company expects to make full payment of the contingent purchase price related to its IgnitionOne acquisition during FY 2021.

Goodwill acquired by the Company in its IgnitionOne acquisition is deductible for tax purposes.

Pro Forma Information—The acquired businesses of Sizmek and IgnitionOne contributed revenues of $18,152 and $10,435, respectively, to the Company for the period from the date of acquisitions to December 31, 2019. The unaudited pro forma consolidated revenues of the Company for the year ended December 31, 2019 were $325,000, as if the business combinations had taken place on January 1, 2019. The unaudited pro forma earnings of these acquired businesses were insignificant to consolidated net loss from January 1, 2019 to December 31, 2019. Sizmek was acquired through a Chapter 11 bankruptcy. IgnitionOne had become insolvent and filed for an assignment for benefit of creditors. Both Sizmek and Ignition One businesses were severely distressed at the time of acquisition. The revenues attributed to these acquisitions includes revenues from cross-selling and sales efforts by Zeta to re-engage legacy customers and expand to new customers.

NOTE 8—Acquisition Related Liabilities

The following is a summary of acquisition related liabilities:

	eBay CRM	Disqus	Compass	Sizmek	PlaceIQ	IgnitionOne	Unsubcentral	Total
Balance as of January 1, 2019	$15,450	$540	$6,451	$—	$—	$—	$—	$22,441
Additions	—	—	—	21,912	1,289	1,360	240	24,801
Payments made during the year	—	(420)	(4,649)	(18,387)	(255)	—	—	(23,711)
Change in fair value	1,687	—	—	—	—	—	—	1,687
Gain on extinguishment of a liability	—	—	(1,802)	—	—	—	—	(1,802)
Balance as of December 31, 2019	$17,137	$120	$—	$3,525	$1,034	$1,360	$240	$23,416

Payments made during the year	—	—	—	—	(320)	—	(240)	(560)
Change in fair value	—	(120)	—	877	(458)	—		299
Balance as of December 31, 2020	$17,137	$—	$—	$4,402	$256	$1,360	$—	$23,155

The changes in the fair value of the acquisition related liabilities and the gain on extinguishment of the liability is included in other (income) / expense on the Consolidated Statements of Operations and Comprehensive Loss.

The Company is a party to a litigation matter in relation to certain acquisition related liabilities noted above for its eBay CRM acquisition dated November 2, 2015. The Company has accrued the full amount that it expects to pay to settle this liability, on its Consolidated Balance sheets as of December 31, 2020. Further, the Company has provided a letter of credit amounting to $6,028 to the sellers, against these payable amounts. The amounts payable for eBay CRM has been contested by the Company in the court of law. In view of the numerous legal, technical and factual issues involved in these lawsuits, the Company may settle these liabilities in any amount lower than the book value as of December 31, 2020.

On December 31, 2017, the Company entered into an Asset Purchase Agreement to purchase and assume from Collective, Inc., certain assets, and liabilities of its Compass business. Based on the business performance of Compass, the Company owed contingent considerations to Collective, Inc. As of December 31, 2018, the fair value of the future contingent consideration payments was determined to be $5,505, included in the acquisition related liabilities. Collective, Inc. filed for bankruptcy protection in November 2018 and the Company acquired the remaining assets of Collective, which was approved by the bankruptcy court in January 2019. Further, the Company signed a settlement agreement with Collective dated February 13, 2019, under which all pre-existing assets and liabilities that both parties owed to each other were foregone. These assets and liabilities include a) the contingent purchase price liabilities related to the Compass acquisition of $5,505 b) the Company liability to pay for platform fees of $576 and c) certain receivables from Collective in the amount of $103. The Company issued 1,150,307 shares of its Series F-2 redeemable convertible preferred stock with fair value of $4,176 in settlement of all the above. As a result of this transaction, the Company recognized $1,802 as gain on extinguishment of liabilities included in other (income) / expense on the Consolidated Statements of Operations and Comprehensive Loss for the year ended on December 31, 2019.

NOTE 9—Accounts payable and accrued expenses

The details of accrued expenses are set forth below:

	December 31, 2020	December 31, 2019
Accrued expenses	24,152	33,077
Accrued bonus / commissions	19,699	10,019
Others	771	757

Accounts payable and accrued expenses	$44,622	$43,853

NOTE 10—Concentration of Credit Risk

No customer accounted for more than 10% of the Company’s total revenues during the years ended December 31, 2020 and 2019.

Financial instruments that potentially subject the Company to concentration risk consist primarily of accounts receivable from customers. As of December 31, 2020, and 2019, the Company had receivables from one of its customers which represents 14% and 27% of the total account receivables balance, respectively. Of the amount outstanding as of December 31, 2019, 15% (or $16,465) is related to account receivables acquired in the IgnitionOne acquisition. The Company continuously monitors whether there is an expected credit loss arising from this customer, and as of the year ended December 31, 2020 no provision was warranted or recorded.

NOTE 11—Credit Facilities

The Company’s long-term borrowings are as follows:

	December 31, 2020	December 31, 2019
Term loan	$137,950	$137,950
Loan under paycheck protection program	10,000	—
Revolving loan	42,600	47,550

Total borrowings	190,550	185,500
Less:
Unamortized discount on debt	(426)	(1,188)
Unamortized deferred financing cost	(431)	(1,207)

Long term borrowings	$189,693	$183,105

In July 2016, the Company entered into a revolving credit, guaranty and security agreement with a financial institution and subsequently amended the agreement in May 2017. The agreement provides for a maximum revolving advance amount of $50,000. Interest on the outstanding balance is charged at an annual rate of the financial institution’s Prime lending rate (“PLR”)+1.25% or London Interbank Offer Rate (“LIBOR”)+2.25%, as elected by the Company. As of December 31, 2020 and December 31, 2019, the outstanding balance of the revolving loan was $42,600 and $47,550, respectively. In addition, during the year ended December 31, 2019 the financial institution also issued a letter of credit amounting to $1,243 against the available revolving credit facility, which was subsequently amended to $7,272 during the year ended December 31, 2020. The revolving credit, guaranty and security agreement matures on July 1, 2021. The credit facility was fully secured by the financial institution with a first lien on the Company’s account receivables.

In July 2015, the Company entered into a term loan facility with a financial institution that was also invested in the Company’s Series E-1 redeemable convertible preferred stock and subsequently invested in the Company’s Series F redeemable convertible preferred stock.

The term loan facility, as amended, is for up to $142,950, which consists of a $70,000 initial term loan that was drawn at closing date, a $32,950 delay draw term loan and $40,000 in an incremental term loan commitment. As of December 31, 2020, the Company has an undrawn facility of $5,000 on the delay draw term loan. Interest on the outstanding balances is payable quarterly at an annual rate of LIBOR+7.5%. Interest expense for the term loan is calculated using a LIBOR rate of no lower than 1.0%. The extensions of credit may be used solely to (a) refinance indebtedness, (b) to pay any expenses associated with this line of credit agreement, (c) for working capital, capital expenditures, acquisitions and redemptions of equity interests and (d) for other general corporate purposes and shall not be used for purchases of margin stock. The Company is required to repay the principal balance and any unpaid accrued interest on the loans at the maturity date of July 29, 2022. The financial institution has a second lien on the account receivables of the Company and first lien on all the other assets.

Subsequent to December 31, 2020, these loans were refinanced and paid down as further discussed in the subsequent events Note 22.

The Company determined that the Term Loan is classified as Level 3 and the relevant fair values as of the year ended on December 31, 2020 and 2019 was approximately $152,538 and $156,443, respectively.

However, the fair value of the revolving credit facility approximates its carrying amount since it bears interest at rates that approximate current market rates.

These Credit Agreement contains financial maintenance covenants. In addition, certain of debt agreements contain restrictive covenants that place restrictions on the Company and may limit its ability to, among other things, incur additional debt and liens, purchase its securities, undertake transactions with affiliates, make other investments, pay dividends or distribute excess cash flow.

The following are ratios applicable to the financial maintenance covenants under the Credit Agreement as of December 31, 2020 and 2019.

Financial Maintenance Covenants	Covenant level requirement

Total Leverage ratio	<=3.25
Fixed charge coverage ratio	>=1.10

On April 23, 2020, the Company received proceeds from a loan in the amount of $10,000, bearing annual interest of 1% and due April 24, 2022 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan is recognized within long-term debt.

NOTE 12—Commitments and Contingencies

Purchase obligations

The Company entered into non-cancelable vendor agreements to purchase services from certain customers. As of December 31, 2020, the Company was party to outstanding purchase contracts totaling $11,029 payable in 2021 and $4,085 payable in 2022. There were no outstanding purchase contracts payable in 2023 and thereafter.

Lease commitments

The Company maintains leased offices in the United States of America, United Kingdom, India and Singapore. The leases expire during the years ending December 31, 2020 and beyond. Deferred rent as of December 31, 2020 and 2019 was $2,652 and $3,088, respectively for these leases and is included in other current liabilities and noncurrent liabilities on the Consolidated Balance Sheets. Commitments for the base rents are as follows:

Year ending December 31,
2021	$3,666
2022	2,031
2023	1,844
2024	1,790
2025	1,791
2026 and thereafter	5,062

Total	$16,184

The Company is a party to various litigation and administrative proceedings related to claims arising from its operations in the ordinary course of business including in relation to certain contingent purchase price obligations noted above. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of these matters cannot be predicted with certainty, the Company’s management believes that the resolution of the matters will not have a material effect on the Company’s business, results of operations, financial condition, or cash flows.

NOTE 13—Stock-Based Compensation

Stock-based compensation plan

The Company adopted its 2008 Stock Option/Stock Issuance Plan, and, in 2017, replaced it with the Zeta Global Holdings Corp. 2017 Equity Incentive Plan (the “Plan”). In addition to stock options, the Company may also grant restricted stock or other stock-based awards under the Plan.

The Plan permits the issuance of stock options and restricted stock to employees (including employee directors and officers), consultants or advisors and non-employee directors of the Company. Options granted under the Plan expire no later than ten years from the grant date. The outstanding shares of restricted stock granted under the Plan do not vest until a change in control, which does not include an initial public offering. Upon a change in control, outstanding shares of restricted stock vest as to 25% of the shares with the balance of the shares vesting in equal quarterly installments following the change in control over the remainder of a five-year term from the original date of grant. The restricted stock will fully vest upon a change in control to the extent five years has passed from the original date of grant of the restricted stock. Since the vesting of these awards is contingent upon the change of control event, which is not considered probable until it occurs, the Company does not record any stock-based compensation expense for such awards. Once the restricted stock vests, the expense will follow the vesting schedule as described here.

The Compensation Committee of the Board of Directors, as administrator of the Plan, has the discretion to use a different vesting schedule or accelerate vesting.

Common Stock Valuations

Given the lack of an active public market for the Company’s common stock, the Company, in conjunction with an independent third-party valuation firm, determined the fair value per share of the common stock underlying the stock-based awards by considering valuations calculated using a variety of methods including market multiples, comparable market transactions and discounted cash flows. The Company also utilizes these fair values to value other equity-based financial instruments (see Note 16). Such valuations are performed on a quarterly basis.

Following factors have been considered by the independent third-party valuation firm while performing these valuation analyses, wherever applicable:

•	The nature and history of the Company’s business;

•	The general economic conditions and specific industry outlook;

•	The book value of the Company and its financial condition;

•	The earning capacity of the Company;

•	The Company’s distribution history and capacity;

Valuation assumptions

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton model. Expected volatility is estimated by considering the historical volatility of similar publicly-traded companies for which share price information is available. The expected term represents the period of time the stock options are expected to be outstanding; the Company estimated the expected term using the “simplified method” as it does not have sufficient historical exercise data. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant that approximate the expected term of the option. The expected dividend assumption is zero, as the Company does not expect to declare a dividend to Series A Common shareholder in the foreseeable future.

Stock options

Following is a summary of transactions under the Company’s stock option plan:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
Outstanding options as of January 1, 2019	2,228,682	$2.54	5.53	1.09
Granted	—	—	—	—
Vested	(8,148)	0.01	—	—
Exercised	(646,822)	0.01	—	—
Forfeited	(353,602)	3.56	—	—

Outstanding options as of December 31, 2019	1,220,110	$3.61	6.29	—
Granted	—	—	—	—
Vested	(1,520)	8.99	—	—
Exercised	—	—	—	—
Forfeited	(67,697)	2.41	—	—

Outstanding options as of December 31, 2020	1,150,893	$3.67	5.31	3.89

Total non-vested as of December 31, 2020	106,776	$0.77	—	—
Options expected to vest	96,098	—	—	—

The Company did not grant any options during the years ended December 31, 2020 and 2019. The Company recorded charges of $105 and $216 or stock-based compensation during the years ended December 31, 2020 and 2019, respectively, for stock options granted to employees and non-employees in previous years based on the fair value method.

The stock compensation expense for the year ended December 31, 2020 and 2019 is included in General and administrative expenses in the Company’s Consolidated Statements of Operations and Comprehensive Loss based on the classification of the employees with options outstanding.

Restricted shares

Following is the activity of restricted stock granted by the Company:

	Shares	Weighted-Average Grant date fair value
Nonvested as of January 1, 2019	60,972,992	$2.42
Granted	14,362,905	3.25
Vested	—	—
Forfeited	(1,950,118)	3.42

Nonvested as of December 31, 2019	73,385,779	$2.56
Granted	14,508,504	4.08
Vested	—	—
Forfeited	(1,990,313)	3.25

Nonvested as of December 31, 2020	85,903,970	$2.80

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2020, the Company identified an immaterial error related to the nonvested shares and weighted average grant date fair value amounts. The following amounts have been corrected in the above table from previously disclosed amounts: nonvested shares and weighted average grant date fair value amounts of 60,972,992 and $2.42 as of January 1, 2019, 73,385,779 and $2.56 as of December 31, 2019, and 85,903,970 and $2.80 as of December 31, 2020, respectively. The Company assessed the effect of this correction, individually and in the aggregate, on prior period financial statements in accordance with the SEC’s Staff Accounting Bulletin Nos. 99 and 108 and, based on an analysis of quantitative and qualitative factors, determined that the correction did not have an impact to any of the Company’s consolidated financial statements.

These restricted shares do not vest until a change in control as described above.

Holders of nonvested restricted stock have similar dividend and voting rights as common stockholders, however such dividend and voting rights are forfeitable if the vesting conditions under the restricted stock agreement are not met. Nonvested restricted stock is held in escrow by the Company until vested, and is legally issued and outstanding.

Unrecognized compensation

As of December 31, 2020 and 2019, there were $240,529 and $192,639, respectively, of total unrecognized compensation costs related to nonvested stock-based awards.

NOTE 14—Stockholders’ Deficit

A) Common Stock

Pursuant to the Tenth Amended and Restated Certificate of Incorporation, dated November 14, 2019, the Company increased the total number of shares the Company is authorized to issue to 267,758,779 shares.

With this amendment, the Company is authorized to issue up to 207,620,800 shares of Common Stock with a par value of $0.001 per share, of which 204,220,800 shares are designated Series A Common Stock and 3,400,000 shares are designated Series B Common Stock.

B) Redeemable Convertible Preferred Stock

The Company has following authorized and issued various classes of redeemable convertible preferred stock each with a par value of $0.001 per share:

	Authorized	Outstanding as of December 31, 2020 and 2019	Original issue price	Conversion factor	Liquidation amounts
Series A redeemable convertible preferred stock	12,700,000	12,697,049	$0.59	$0.59	$18,809
Series B-1 redeemable convertible preferred stock	1,100,000	842,016	2.27	2.27	4,760
Series B-2 redeemable convertible preferred stock	400,000	288,994	2.77	2.77	2,112
Series C redeemable convertible preferred stock	600,000	540,260	2.78	2.78	4,048
Series E redeemable convertible preferred stock	12,200,000	4,863,159	2.50	1.21	32,778
Series E-1 redeemable convertible preferred stock	2,000,000	1,887,035	7.95	5.58	21,569
Series F redeemable convertible preferred stock	26,000,000	13,158,422	8.74	7.16	224,614
Series F-1 redeemable convertible preferred stock	1,303,621	1,303,620	13.04	13.04	—
Series F-2 redeemable convertible preferred stock	2,684,050	2,684,049	13.04	13.04	—
Series F-3 redeemable convertible preferred stock	383,436	191,718	13.04	13.04	—
Series F-4 redeemable convertible preferred stock	766,872	766,872	$13.04	$13.04	4,371

Total convertible preferred stock	60,137,979	39,223,194			$313,061

Dividends: The holders of the Series A redeemable convertible preferred stock are entitled to annual dividends when and if declared by the Board of Directors in the amount of $0.0354 per share. The holders of shares of Series B Preferred Stock are entitled to receive cumulative dividends on each share of Series B redeemable convertible preferred stock in the amount of 8% of the Base Amount when and if declared by the Board of Directors. The holders of the Series C redeemable convertible preferred stock are entitled to receive cumulative deferred annual dividends of 8% of the original Series C Issue Price when and if declared by the Board of Directors. The holders of the Series E redeemable convertible preferred stock are entitled to receive cumulative dividends on each share of Series E Preferred stock in the amount of 8% of the Base amount when and if declared by the Board of Directors. The holders of the Series E1 redeemable convertible preferred stock are entitled to receive cumulative deferred annual dividends of 8% of the original Series E1 Issue Price when and if declared by the Board of Directors. The holders of the Series F redeemable convertible preferred stock are entitled to receive quarterly compounded cumulative dividends on each share of Series F redeemable convertible preferred stock in the amount of 10% of the Issue price when and if declared by the Board of Directors. However, the dividend rate on Series F Preferred shall be reduced, retroactively, to an annual rate of 8%, compounded quarterly if certain conditions in the Series F Stock Purchase Agreement are met. The holders of the Series F-4 redeemable convertible preferred stock are entitled to annual dividends when and if declared by the Board of Directors in the amount of $1,0432 per share. The holders of the Series F-1, F-2 and F-3 redeemable convertible preferred stock are entitled to receive dividends only if they are declared and only once the Series A, B, C, E, F and F-4 dividends have been paid.

During the years ended December 31, 2020 and 2019, the Board of Directors of the Company did not declare any dividends for redeemable convertible preferred stock.

Liquidation Preference: In the event of a liquidation transaction, the holders of Series F redeemable convertible preferred stock, prior and in preference to any distribution to any other holder of redeemable convertible preferred stock, shall be entitled to a preferred return, with respect to each share, of:

(i) within the first (1st) year anniversary of the Original Issue Date of the Series F redeemable convertible preferred stock, an amount equal to the greater of (a) one (1) times the Series F Original Issue Price, plus any accrued but unpaid dividends and, (b) the amount the Series F Holder would receive for each outstanding share of the Series F redeemable convertible preferred stock upon conversion of all redeemable convertible Preferred Stock into Series A Common Stock immediately prior to a liquidation event;

(ii) between the first (1st) and second (2nd) year anniversary of the Original Issue Date of the Series F redeemable convertible preferred stock, an amount equal to the greater of (a) one and one quarter (1.25) times the Series F Original Issue Price, plus any accrued but unpaid dividends, and (b) the amount the Series F Holder would receive for each outstanding share of the Series F redeemable convertible preferred stock upon conversion of all redeemable convertible preferred stock into Series A Common Stock immediately prior to a liquidation event; and

(iii) after the second (2nd) year anniversary of the Original Issue Date of the Series F redeemable convertible preferred stock, an amount equal to the greater of (a) one and one half (1.5) times the Series F Original Issue Price, plus any accrued but unpaid dividends and, (b) the amount the Series F Holder would receive for each outstanding share of the Series F Preferred Stock upon conversion of all Preferred Stock into Series A Common Stock immediately prior to a liquidation event.

Once the holders of Series F redeemable convertible preferred stock have received their full preferred return, and prior and in preference to any distribution to the holders of Series A, B, C, E, F-1, F-2, F-3 or F-4 convertible Preferred Stock, the holders of Series E-1 redeemable convertible preferred stock shall be entitled to a preferred return, with respect to each share, equal to the greater of (a) the Series E-1 original issue price plus all accrued and unpaid dividends, and (b) ninety-five percent (95%) of the amount that would have been distributed in respect of such Series E-1 redeemable convertible preferred stock had such Preferred Stock been converted to Series A common Stock prior to such liquidation event.

Thereafter, the Series A, B, C and E redeemable convertible preferred stock will receive distributions according to their liquidation preference which is equal to the greater of (a) two times the original issue price of the respective redeemable convertible preferred stock, plus all accrued and unpaid dividends, and (b) the amount that would have been distributed in respect of such Series A, B, C and E redeemable convertible preferred stock had such Series A, B, C and E redeemable convertible preferred stock been converted to Series A Common Stock prior to such liquidation event. Thereafter, the Series F-4 redeemable convertible preferred stock will receive distributions according to its liquidation preference which is equal to the greater of (a) the original issue price of the F-4 redeemable convertible preferred stock, plus all accrued and unpaid dividends, and (b) the amount that would have been distributed in respect of such Series F-4 redeemable convertible preferred stock had such Series F-4 redeemable convertible preferred stock been converted to Series A Common Stock prior to such liquidation event.

Thereafter the holders of F-1, F-2, and F-3 redeemable convertible preferred stock will receive distributions according to their liquidation preference which is (a) if equity value of the Company in a liquidation transaction is less than $1,000,000, an amount equal to 0.58823529 times the original issue price, plus all accrued and unpaid dividends, and (b) if the equity value of the Company in a liquidation transaction is more than $1,000,000, then the amount that would have been distributed in respect of such Preferred Stock had such redeemable convertible preferred stock been converted to Series A Common Stock prior to such liquidation event

Conversion: Each share of the redeemable convertible preferred stock is convertible, at the option of the holder, at any time into shares of Series A Common Stock by dividing the applicable original issue price of such share of redeemable convertible preferred stock by the conversion price at the time in effect for such share of redeemable convertible preferred stock. Additionally, each share of redeemable convertible preferred stock will automatically convert into shares of Series A Common Stock upon a Qualified IPO, whereby the gross proceeds to the Company is at least $125,000. Other than Series F redeemable convertible preferred stock, each share of redeemable convertible preferred stock will automatically convert into shares of Series A common stock at the foregoing conversion rate. Further each share of Series F redeemable convertible preferred stock shall convert automatically to Series A Common Stock at the lower of (A) the Series F Conversion Price and (B) (x) if the Qualified Initial Public Offering occurs within 24 months of the Original Issue Date of the Series F redeemable convertible preferred stock, an amount equal to 90% of the price at which each share of Series A Common Stock is offered in such Qualified Initial Public Offering or if the Qualified Initial Public Offering occurs following such 24-month anniversary, the IPO Discounted Conversion Price as further reduced by 2.5% per calendar quarter; provided, that in no event shall the IPO Discounted Conversion Price be reduced to an amount lower than 80% of the price at which each share of Series A Common Stock. If a Qualified Initial Public Offering has not occurred on or before the third (3rd) anniversary of the Original Issue Date of the Series F redeemable convertible preferred stock, the Series F Conversion Price shall be reduced by 0.5% per calendar quarter; provided, that, in no event shall the aggregate discount to the Series F Conversion Price exceed 4%.

The conversion rate of Series A, B-1, B-2, C, E, E-1, F, F-1, F-2, F-3 and F-4 redeemable convertible preferred stock into Series A Common Stock is subject to standard anti-dilution protection.

Voting Rights: When the holders of the redeemable convertible preferred stock and Series A Common Stock vote together as one class, each holder of the redeemable convertible preferred stock shall be entitled to the number of votes equal to the number of shares of Series A Common Stock into which the shares of redeemable convertible preferred stock so held could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Fractional votes by the holders of the redeemable convertible preferred stock shall not, however, be permitted, and any fractional voting rights shall be rounded down to the nearest whole number.

The Company also issued warrants to holders of the Series E and F redeemable convertible preferred stock which entitles them to purchase from the Company 3,093,095 and 1,973,763 shares of Common Stock, respectively, at a purchase price per share of $0.01 (Refer to Note 15).

During the year ended December 31, 2019, the Company issued 191,718 shares of Series F-3 redeemable convertible preferred stock with a fair value of $720 in connection with its Sizmek acquisition. A similar number of Series F-3 redeemable convertible preferred stock are held against the earn-out linked to the collections of certain accounts receivable acquired in this acquisition and fair value of such shares as of December 31, 2020 and 2019 was $1,598 and $721, respectively included in the other current liabilities on the Consolidated Balance Sheets.

From September 2019 to November 2019, the Company entered into several agreements to purchase certain assets including contracts, licenses, intellectual property, and intellectual property rights of IgnitionOne. As a partial consideration in connection with these acquisitions, the Company issued 1,533,742 shares of Series A Common Stock with a fair value of $4,617 and 767 shares of Series F-4 redeemable convertible preferred stock with a fair value of $3,483.

NOTE 15—Warrants and Derivative Liabilities

The Company has issued warrants to purchase shares of the Company’s common stock in connection with its April 2012 Series E Convertible Preferred Stock and April 2017 Series F Convertible Preferred Stock offerings. These warrants associated with Series E are accounted for as part of the host instrument within equity and as such, are not re-measured at each balance sheet date. However, warrants associated with Series F are accounted for as a liability at fair value and subject to re-measurement at each balance sheet date until the warrant is exercised or expires. Any change in fair value is recognized in the Company’s Consolidated Statements of Operations and Comprehensive Loss. The Company has 3,093,095 outstanding warrants for Series E and 1,973,763 outstanding warrants for Series F which provide for an adjustment if the Company sells common shares at a price per share that triggers an adjustment of the conversion price of the Series E and F redeemable convertible preferred stocks as specified in the warrant agreement. The warrants for Series E convert at a rate of approximately 1 to 1.82 and the warrants for Series F convert at a rate of approximately 1 to 1.22. The fair values of warrants associated with Series F have been estimated using a Monte Carlo simulation and the estimated market price of the Company’s common stock.

Further, Series F redeemable convertible preferred stock issued by the Company, in April 2017, has certain features which are classified as embedded derivatives in accordance with ASC 815. Such embedded derivatives are accounted for as a derivative liability at fair value and subject to re-measurement at each balance sheet date until the feature is exercised or expires. Any change in fair value is recognized in the Company’s Consolidated Statements of Operations and Comprehensive Loss. The fair values of this liability have been estimated using a Monte Carlo simulation and the estimated market price of the Company’s common stock.

The following assumptions were used to determine the fair value of the warrants and derivative liabilities for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
Stock price	$7.56	$3.20
Exercise price	$0.01	$0.01
Risk-free interest rate	0.09%	1.59%
Expected volatility	64.0%	41.0%
Time to maturity (in years)	0.63	1.30

As of December 31, 2020, and 2019, the fair value of the warrants and derivative liabilities was approximately $58,100 and $30,000, respectively. For the years ended December 31, 2020 and 2019, the Company recognized an expense related to changes in the fair value of warrants and derivative liabilities of $28,100 and $4,200, respectively.

NOTE 16—Fair Value Disclosures

The following table represents the fair value of the financial instruments measured at fair value on a recurring basis:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents*	$12,257	$—	$—	$12,257

Total assets measured at fair value	$12,257	$—	$—	$12,257

Liabilities
Derivative liability	$—	$—	$38,400	$38,400
Warrant liability	—	—	19,700	19,700
Acquisition related liabilities	—	—	23,155	23,155

Total Liabilities measured at fair value	$—	$—	$81,255	$81,255

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents*	$12,209	$—	$—	$12,209

Total assets measured at fair value	$12,209	$—	$—	$12,209

Liabilities
Derivative liability	$—	$—	$22,000	$22,000
Warrant liability	—	—	8,000	8,000
Acquisition related liabilities	—	—	23,416	23,416

Total Liabilities measured at fair value	$—	$—	$53,416	$53,416

*	Includes cash invested by the Company in certain money market accounts with a financial institution.

As noted above in Note 11, as of the December 31, 2020 and 2019, the Company determined that its Term Loan is classified as Level 3 and the relevant fair values were approximately $152,538 and $156,443, respectively.

The following table reconciles the changes in the fair value of the liabilities categorized within Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2019:

	Warrant liability	Acquisition related liabilities	Derivative liability
Balance as of January 1, 2019	$8,300	$22,441	$17,500
Additions, net of payments	—	1,090	—
Change in fair value	(300)	1,687	4,500
Gain on extinguishment of liability	—	(1,802)	—

Balance as of December 31, 2019	$8,000	$23,416	$22,000
Payments made during the year	—	(560)	—
Change in fair value	11,700	299	16,400

Balance as of December 31, 2020	$19,700	$23,155	$38,400

In connection with certain business combinations, the Company may owe additional purchase consideration (contingent consideration included in the acquisition related liabilities) based on the financial performance of the acquired entities after their acquisition. The fair value of the contingent consideration was determined using an unobservable input such as projected revenues, collections of accounts receivables. Changes in any of the assumptions related to the unobservable inputs identified above may change the contingent consideration’s fair value.

NOTE 17—Related Party Transactions

[1]

Caivis Acquisition Corp. II, Caivis Acquisition Corp. IV, Caivis Investment Company V, LLC and Caivis Investment Company VI, LLC, (collectively, the “Caivis Group”) are entities owned by many of the same stockholders of the Company. In addition, the Chief Executive Officer of the Company owns a controlling interest in Caivis Group. On April 9, 2012, the Company amended its agreement with Caivis Group, whereby Caivis Group will provide support for general administrative and corporate development activities, including sourcing and evaluating potential partners and acquisition targets to the Company for $2,000 per year. This amount is included in the general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2019, the Company wrote-off $1,102 included in outstanding payables as of December 31, 2018 as those amounts are no longer payable to Caivis and had and offset impact in the restructuring expenses in the Consolidated Statements of Operations and Comprehensive Loss.

This	agreement with Caivis Group was terminated on December 31, 2019 and therefore no such expenses are incurred during the year ended December 31, 2020.

As

of December 31, 2020, and 2019, the Company had outstanding payables of $533 and $833, respectively to Caivis Group included in the “accounts payable and accrued expenses” in the Consolidated Balance Sheets.

[2]

Plateau Data Holdings Corp. (“Plateau”) is another entity which is owned by the Caivis Group. The Company maintained an agreement with Plateau to use their licenses for providing the digital marketing services to its customers in the mortgage industry. During the year ended December 31, 2019, the Company recognized $300 included in the general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2020, and 2019, the Company did not have any outstanding payables to Plateau Data Holdings Corp. for its services. During the year ended December 31, 2019, Caivis sold its interest in Plateau to a third party and the Company also terminated its agreement with Plateau for the use of their licenses.

[3]

Casting Made Simple Corp. (“CMS”) is an entity owned by Caivis group and the Chief Executive Officer’s spouse. On December 28, 2018, the Company entered into an agreement with CMS to monetize traffic generated through websites owned by CMS and give a profit share to CMS. During the years ended December 31, 2020 and 2019, the Company recognized $342 and $152, respectively, as cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss, representing the profit shared by the Company with CMS. As of December 31, 2020, and 2019, the Company had outstanding payables of $70 and $35, respectively to CMS and included in the “accounts payable and accrued expenses” in the Consolidated Balances Sheets.

[4]

Kinetic Data Solutions, LLC (“Kinetic”) is an entity in which Caivis group is the majority shareholder. On September 09, 2020, the Company entered into an agreement with Kinetic, wherein the Company appointed Kinetic as a reseller of its email marketing services to Kinetic’s customers. The Company and Kinetic will share the economics of the business generated through Kinetic’s customers and the Company will bill its share of the sale to Kinetic monthly. During the year ended December 31, 2020, the Company recognized revenues of $353 under this contract and the same amount remained outstanding from Kinetic as of December 31, 2020 and is included in account receivable in the Consolidated Balance Sheets.

[5]

As discussed in Note 11—Credit Facility, the Company had an outstanding long-term debt of $137,950 as of December 31, 2020 and 2019 from investors in Series E-1 redeemable convertible preferred stock. During the years ended on December 31, 2020 and 2019, the Company has recognized an interest expense of $12,605 and $12,234, respectively on this debt.

NOTE 18—Income Taxes

Current and Deferred income taxes/(benefits) provided on Income/(Loss) from continuing operations are as follows:

	December 31, 2020	December 31, 2019
Current:
Federal	$(22)	$(71)
State and local	125	289
Foreign	911	848

Total current income taxes	1,014	1,066

Deferred:
Federal	$21	$21
Foreign	(116)	(78)

Total deferred income benefits	(95)	(57)

Income tax provision	$919	$1,009

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things, (i) increased the limitation under IRC Section 163(j) for 2019 and 2020 to permit additional expensing of interest, (ii) enacted a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) made modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes, and (iv) enhanced recoverability of AMT tax credits. The CARES Act did not have a material impact on the Company financial statements as the Company maintains a full valuation allowance against its U.S. deferred tax assets.

Significant components of the Company’s net deferred tax assets/(liabilities) are as follows:

	December 31, 2020	December 31, 2019
Non-current deferred tax assets
Accounts receivable reserve	$466	$309
Accrued payroll	1,771	448
AMT credit	—	21
Net operating loss carry forward	39,135	34,374
Restricted stock compensation	73	73
Interest limitation carryforward	5,609	5,658
Intangible assets	6,782	8,230
Capital losses	1,172	1,421
Accrued expenses and others	963	1,198

	$55,971	$51,732
Less: valuation allowance	(52,089)	(44,684)

Non-current deferred tax assets	$3,882	$7,048

Non-current deferred tax liabilities
Fixed assets	$(612)	$(4,306)
Deferred state income tax & other	(2,904)	(2,474)

Non-current deferred tax liabilities	$(3,516)	$(6,780)

Net non-current deferred tax assets	$366	$268

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carry forwards. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgments about the Company’s future profitability which is inherently uncertain. The Company assesses all available positive and negative evidence to determine if its existing deferred tax assets are realizable on a more-likely-than-not basis. In making such an assessment, the Company considered the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operating results. The ultimate realization of a deferred tax asset is dependent on the Company’s generation of sufficient taxable income within the available net operating loss carryback and/or carryforward periods to utilize the deductible temporary differences. Based on the weight of available evidence including three-year cumulative pre-tax losses, the Company concluded that its deferred tax assets are not realizable on a more-likely-than-not basis and that a full valuation allowance is required, with the exception of certain deferred tax assets in Belgium, Czech Republic, India, and the U.K. During 2020, the Company’s valuation allowance increased by $7,405.

The following table reconciles the changes in the valuation allowance for the years ended December 31, 2020 and 2019:

Balance as of January 1, 2019	$(36,111)
Increase due to current year pre-tax losses	(8,573)

Balance as of December 31, 2019	$(44,684)
Increase due to current year pre-tax losses	(7,396)
Others	(9)

Balance as of December 31, 2019	$(52,089)

The difference between the federal statutory rate of 21% and the Company’s effective tax rate is summarized as follows:

	December 31, 2020	December 31, 2019
U.S. federal statutory rate	21.0%	21.0%
State income taxes	2.5%	4.9%
Other permanent differences	(0.4)%	(2.3)%
Change in fair value of warrant and derivative liability	(11.2)%	(2.4)%
Change in valuation allowance	(14.1)%	(22.9)%
State change in tax rate	(0.1)%	1.4%
Net effect of foreign operations	(0.2)%	(0.5)%
Other	0.8%	(1.9)%

Effective tax rate	(1.7)%	(2.7)%

For the year ended December 31, 2020, the Company recorded an income tax provision of $919 primarily related to foreign income taxes and state and local taxes. For the year ended December 31, 2019, the Company recorded an income tax provision of $1,009 primarily related to foreign income taxes and state and local taxes.

As of December 31, 2020, the Company has U.S. federal net operating loss carryforwards of approximately $142,864, of which $21,400 are subject to an annual limitation pursuant to IRC Section 382. Approximately, $112,024 of U.S. federal net operating loss carryforwards expire in varying amounts during 2031 to 2037, if not utilized. These net operating losses are available to offset 100% of future taxable income. The remaining $30,840 of U.S. federal net operating loss may be carried forward indefinitely but are only available to offset 80% of future taxable income. In addition, the Company has state net operating losses of $117,747 which will expire in varying amounts during 2023 through 2039, if not utilized. The Company also has federal capital loss carryforwards of $4,179 as of December 31, 2020. Capital loss carryforwards are only available to offset capital gain income and will expire in 2023 if not utilized.

As of December 31, 2020, the Company has federal deferred interest carryforwards under IRC Section 163(j) of $17,236. This deferred interest may be carried forward indefinitely but is limited to 30% of tax adjusted EBITA for 2021 and then 30% of tax adjusted EBIT thereafter.

The Company plans to continue to reinvest foreign earnings indefinitely outside the United States. If these future earnings are repatriated to the United States, or if the Company determines that such earnings will be remitted in the foreseeable future, the Company may be required to accrue applicable withholding taxes. However, it does not expect to incur any significant additional taxes related to such amounts.

The Company has also made a policy election to account for income taxes for global intangible low taxed income (“GILTI”) as a period cost when incurred.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31, 2020	December 31, 2019
Balance as of December 31, 2019	$281	$64
Increase in tax positions for current / prior periods settlements	(40)	217

Balance as of December 31, 2020	$241	$281

As of December 31, 2020, the accrued amount of interest and penalties was $50. The Company records both accrued interest and penalties related to income tax matters in the income tax provision in the accompanying Consolidated Statements of Operations and Comprehensive Loss.

The Company, or one of its subsidiaries, files its tax returns in the U.S. and certain state and foreign income tax jurisdictions with varying statutes of limitations. The earliest years’ tax returns filed by the Company that are still subject to examination by the tax authorities in the major jurisdictions are as follows.

Jurisdiction	Tax Year
U.S.	2017
Czech Republic	2017
France	2018
India	2016
Mexico	2016

NOTE 19—401(k) Defined Contribution Plan

The Company maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. During the years ended December 31, 2020 and 2019, the Company accrued employees’ eligible contributions according to the 401(k)-plan document which totaled $928 and $837, respectively. The amount of contribution related to the year ended December 31, 2019 was fully paid during 2020.

NOTE 20—Net Loss Per Share

Basic net loss per share is computed using the two-class method, by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including redeemable convertible preferred stock, outstanding stock options, warrants, to the extent dilutive, and reduced by the amount of cumulative dividends earned on the preferred shares. However, the unvested restricted shares as of December 31, 2020 and 2019 of 85,903,970 and 73,385,779, respectively are not considered as participating securities and as such are excluded from the weighted average number of shares used for calculating basic and diluted net loss per share. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive. The total unvested restricted shares as of December 31, 2019 included above are corrected from previously filed financial statements as described in Note 13 on page F-32.

The following table presents the calculation of basic and diluted net loss per share for the company’s common stock:

	Year ended December 31,
	2020	2019
Numerator:
Net loss	$(53,225)	$(38,465)
Cumulative redeemable convertible preferred stock dividends	19,571	17,278

Numerator for basic and dilutive EPS – income / (loss) available to common stockholders	$(72,796)	$(55,743)

Denominator:
Common stock series A	26,108,723	24,848,615
Common stock series B	3,054,318	3,054,318
Warrants (convertible to series A common stock)	3,426,368	3,676,368

Denominator for basic and dilutive EPS – weighted-average common stock	32,589,409	31,579,301

Basic loss per share	$(2.23)	$(1.77)
Dilutive loss per share	$(2.23)	$(1.77)

Since the Company was in a net loss position for all periods presented, basic EPS calculation excludes redeemable convertible preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. As of December 31, 2020 and 2019, 3,426,368 and 3,676,368 shares of Common Stock, respectively, issuable upon the exercise of warrants (“penny warrants”) were included in the number of outstanding shares used for the computation of basic net loss per share prior to the exercise of those warrants.

	Year ended December 31,
	2020	2019
Options (convertible to series A common stock)	1,106,220	1,266,291
Warrants (convertible to series A common stock)	1,973,763	1,973,763
Total preferred	39,223,195	39,223,195

Total anti-dilutive outstanding potential common stock	42,303,178	42,463,249

NOTE 21—Other (Income) / Expense

The components of other (income) / expense are detailed as follows:

	Year ended December 31,
	2020	2019
Changes in the fair value of acquisition related liabilities	$299	$1,687
Gain on sale of assets	(412)	—
Gain on extinguishment of acquisition related liabilities	—	(1,802)
Foreign currency translation (gain) / loss	(13)	354

Total other (income) / expense	$(126)	$239

NOTE 22—Subsequent Events

Management has performed an analysis of activities and transactions subsequent to December 31, 2020 through March 12, 2021, which is the date the financial statements were issued, to determine the need for any adjustments to or disclosures within these financial statements as of December 31, 2020 and has determined to disclose the following transactions.

Acquisitions

1. Kinetic Data Solutions, LLC (“Kinetic”)

On March 01, 2021, the Company entered into an merger Agreement with Kica Investments LLC and sellers (collectively, “sellers”) of Kinetic to purchase from the sellers all of the issued and outstanding stock of t in Kinetic. The Company agreed to issue 306,749 shares of Series A common stock with a fair value of $2,319 and certain earn-outs based on the operating performance of the acquired business after the closing date as the purchase consideration. The Company has not completed the purchase price allocation of this acquisition prior to the issuance of these financial statements, and an estimate of the financial effect of the transaction cannot be made.

All other business combination disclosures are not available due to the proximity of the acquisition to the issuance of these financial statements.

Caivis owns 60% interest in the Kica Investments LLC as of the effective date of this interest purchase agreement.

2. Vital Digital, Corp (“Vital”)

On March 03, 2021, the Company entered into a Stock Purchase Agreement with True Steps, LLC and other sellers (collectively “sellers”) of Vital to purchase all of the issued and outstanding shares of common stock of Vital. The purchase consideration for this transaction is determined to be $3,400 in cash, $600 in cash holdback, 306,748 shares of Series A common stock with a fair value of $2,319 and certain earnouts based on the operating performance of the acquired business after the closing date. The Company has not completed the purchase price allocation of this acquisition prior to the issuance of these financial statements, and an estimate of the financial effect of the transaction cannot be made. .

All other business combination disclosures are not available due to the proximity of the acquisition to the issuance of these financial statements.

Caivis owns 5% interest in Vital as of the effective date this stock purchase agreement.

Debt refinancing

On February 3, 2021, the Company entered into a $222,500 million Senior Secured Credit Facility (“Senior Secured Credit Facility”) with a syndicate of financial institutions and institutional lenders led by BofA Securities, Inc., as a lead arranger and sole bookrunner, and Bank of America, N.A., as sole administrative agent. The Senior Secured Credit Facility was used to fully repay and terminate: (i) the Company’s existing Credit Agreement, dated as of July 10, 2015, as amended, with the total payoff amount of $140,950, and (ii) the Company’s existing Revolving Credit, Guaranty and Security Agreement dated July 29, 2016, as amended, with the total payoff amount of $50,281.

The Senior Secured Credit Facility is for up to $222,500, which consists of (i) $73,750 initial Revolving Facility that was drawn at closing date, (ii) $111,250 Term Facility that was drawn at closing date, and (iii) $37,500 in incremental Revolving Facility commitment that remains undrawn.

Interest on the current outstanding balances is payable quarterly and calculated using a LIBOR rate of no lower than LIBOR+2.125% and no higher than LIBOR+2.625% based on the Company’s consolidated net leverage ratio stated in the credit agreement. The extensions of credit may be used solely to (a) refinance existing indebtedness, (b) to pay any expenses associated with this line of credit agreement, (c) for acquisitions, and (d) for other general corporate purposes. The Company is required to repay the principal balance and any unpaid accrued interest on the Senior Secured Credit Facility on February 3, 2026.

The Credit Agreement contains certain financial maintenance covenants including consolidated net leverage ratio and consolidated fixed charge coverage ratio. In addition, this agreement contains restrictive covenants that may limit the Company’s ability to, among other things, acquire equity interest of the Company from its shareholders, repurchase / retire any of the Company’s securities, and pay dividends or distribute excess cash flow. Additionally, the Company is required to submit periodic financial covenant letters that would include current net leverage ratio, fixed charge coverage ratio, among others.

The existing Credit Agreement and existing Revolving Credit, Guaranty and Security Agreement contained certain restrictions on the ability of restricted subsidiaries to transfer assets to Zeta Global Holdings. These restrictions were removed with the refinancing of these arrangements.

Change in certain shareholder agreement

On February 24, 2021, the Company’s Board of Directors approved a correction to the anti-dilution calculations for certain Series A Preferred Shares and the cancellation of certain Restricted Shares. There is no change to the fully diluted share count of the Company, for the periods ended December 31, 2020 and 2019, as a result of these actions.

Condensed Unaudited Consolidated Balance Sheets

(In thousands, except shares, per share and par values)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$52,103	$50,725
Accounts receivable, net of allowance of $2,155 and $2,207 as of March 31, 2021 and December 31, 2020, respectively	69,376	79,366
Prepaid expenses	3,103	3,903
Other current assets	9,614	7,374

Total current assets	134,196	141,368

Non-current assets:
Property and equipment, net	5,584	6,117
Website and software development costs, net	32,401	32,891
Intangible assets, net	31,431	28,591
Goodwill	81,923	76,432
Deferred tax assets	357	366
Other non-current assets	535	521

Total non-current assets	152,231	144,918

Total assets	$286,427	$286,286

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$32,157	$40,976
Accrued expenses	41,033	44,622
Acquisition related liabilities	7,211	6,018
Deferred revenue	3,986	4,053
Other current liabilities	9,719	8,310

Total current liabilities	94,106	103,979

Non-current liabilities:
Long term borrowings	193,367	189,693
Acquisition related liabilities	18,446	17,137
Warrants and derivative liabilities	81,700	58,100
Other non-current liabilities	2,684	2,387

Total non-current liabilities	296,197	267,317

Total liabilities	390,303	371,296

Commitments and contingencies (See Note 10)
Mezzanine equity:
Redeemable convertible preferred stock $ 0.001 per share par value, up to 60,137,979 shares authorized, 39,223,194 shares issued and outstanding as of March 31, 2021 and December 31, 2020	154,210	154,210
Stockholders’ deficit:	—
Series A Common stock $ 0.001 per share par value, up to 204,220,800 shares authorized, 96,830,836 and 112,012,693 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	97	112
Treasury Common Stock, 8,195,464 shares repurchased at a weighted average price of $2.86 per share	(23,469)	(23,469)
Series B Common stock $ 0.001 per share par value, up to 3,400,000 shares authorized, 3,054,318 shares issued and outstanding as of March 31, 2021 and December 31, 2020	3	3
Additional paid-in capital	33,894	28,425
Accumulated deficit	(266,628)	(242,254)
Accumulated other comprehensive loss	(1,983)	(2,037)

Total stockholders’ deficit	(258,086)	(239,220)

Total liabilities and stockholders’ deficit	$286,427	$286,286

See notes to condensed unaudited consolidated financial statements.

Condensed Unaudited Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except shares and per share amounts)

	Three months ended March 31,
	2021	2020
Revenues	$101,463	$81,260
Operating expenses:
Cost of revenues (excluding depreciation and amortization)	38,972	30,529
General and administrative expenses	19,132	18,793
Selling and marketing expenses	20,570	19,248
Research and development expenses	9,784	8,723
Depreciation and amortization	10,117	9,541
Acquisition related expenses	707	1,935
Restructuring expenses	287	1,193

Total operating expenses	$99,569	$89,962
Operating income / (loss)	1,894	(8,702)
Interest expense	2,961	4,343
Other expenses	1,284	113
Change in fair value of warrants and derivative liabilities	23,600	2,600

Total other expenses	$27,845	$7,056
Loss before income taxes	(25,951)	(15,758)
Income tax (benefit) / provision	(1,577)	622

Net loss	$(24,374)	$(16,380)
Other comprehensive loss:
Foreign currency translation adjustment	54	(741)

Total comprehensive loss	$(24,320)	$(17,121)

Net loss per share
Net loss	$(24,374)	$(16,380)
Cumulative redeemable convertible preferred stock dividends	3,894	3,660
Net loss available to common stockholders	$(28,268)	$(20,040)
Basic loss per share	$(0.86)	$(0.61)
Diluted loss per share	$(0.86)	$(0.61)
Weighted average number of shares used to compute net loss per share
Basic	32,846,991	32,607,406
Diluted	32,846,991	32,607,406

See notes to condensed unaudited consolidated financial statements.

Condensed Unaudited Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit (In thousands, except shares)

	Redeemable Convertible Preferred Stock		Series A Common Stock		Series B Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance as of January 1, 2021	39,223,194	$154,210	112,012,693	$112	3,054,318	$3	(8,195,464)	$(23,469)	$28,425	$(242,254)	$(2,037)	$(239,220)
Shares issued in connection with an acquisition	—	—	613,497	1	—	—	—	—	5,453	—	—	5,454
Restricted stock grants	—	—	3,687,431	4	—	—	—	—	(4)	—	—	—
Restricted stock forfeitures	—	—	(1,629,369)	(2)	—	—	—	—	2	—	—	—
Restricted stock cancelation			(17,853,416)	(18)					18
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	54	54
Net loss	—	—	—	—	—	—	—	—	—	(24,374)	—	(24,374)

Balance as of March 31, 2021	39,223,194	$154,210	96,830,836	$97	3,054,318	$3	(8,195,464)	$(23,469)	$33,894	$(266,628)	$(1,983)	$(258,086)

	Convertible Preferred Stock		Series A Common Stock		Series B Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance as of January 1, 2020	39,223,194	$154,210	99,339,942	$99	3,054,318	$3	(8,195,464)	$(23,469)	$27,909	$(189,029)	$(1,847)	$(186,334)
Shares issued in connection with an agreement	—	—	154,560	—	—	—	—	—	423	—	—	423
Restricted stock grants	—	—	3,975,634	4	—	—	—	—	(4)	—	—	—
Restricted stock forfeitures	—	—	(997,094)	(1)	—	—	—	—	1	—	—	—
Stock based compensation	—	—	—	—	—	—	—	—	26	—	—	26
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(741)	(741)
Net loss	—	—	—	—	—	—	—	—	—	(16,380)	—	(16,380)

Balance as of March 31, 2020	39,223,194	$154,210	102,473,042	$102	3,054,318	$3	(8,195,464)	$(23,469)	$28,355	$(205,409)	$(2,588)	$(203,006)

See notes to condensed unaudited consolidated financial statements.

Condensed Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(24,374)	$(16,380)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,117	9,541
Stock-based compensation	—	26
Deferred income taxes	(1,800)	(66)
Change in fair value of warrant and derivative liabilities	23,600	2,600
Others, net	1,669	890
Change in non-cash working capital (net of effect of acquisitions):
Accounts receivable	11,080	32,556
Prepaid expenses	800	860
Other current assets	(2,240)	235
Other non-current assets	(14)	358
Deferred revenue	(67)	316
Accounts payable	(9,796)	582
Accrued expenses and other current liabilities	(3,659)	(27,787)
Other non-current liabilities	296	(359)

Net cash provided by operating activities	5,612	3,372

Cash flows from investing activities:
Purchases of property and equipment	(204)	(920)
Website and software development costs	(4,441)	(6,214)
Business and asset acquisitions, net of cash acquired	(2,159)	—

Net cash used for investing activities	(6,804)	(7,134)

Cash flows from financing activities:
Cash paid for acquisition related liabilities	(64)	(128)
Proceeds from term loan, net of issuance cost	183,311	—
Repayments against the credit facilities	(180,745)	(3,500)

Net cash provided by / (used for) financing activities	2,502	(3,628)

Effect of exchange rate changes on cash and cash equivalents	68	(20)

Net increase / (decrease) in cash and cash equivalents, including restricted cash	1,378	(7,410)

Cash and cash equivalents and restricted cash, beginning of period	50,725	37,818

Cash and cash equivalents and restricted cash, end of period	$52,103	$30,408

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,168	$3,487
Cash paid for taxes, net of refund	$210	$491
Non-cash activities:
Liabilities established in connection with acquisitions	$2,566	$—
Shares issued in connection with acquisitions and other agreements	$5,454	$423

See notes to condensed unaudited consolidated financial statements.

Notes to Unaudited Condensed Consolidated Financial Statements

(In thousands, except share and per share amounts)

NOTE 1 - Nature of Business

Zeta Global Holdings Corp., a Delaware Corporation (“Zeta Global Holdings”) and Zeta Global Corp. (the “operating company”), a Delaware Corporation (“Zeta Global” individually, or collectively with Zeta Global Holdings Corp. and its consolidated entities, as context dictates, the “Company”) is a marketing technology company that uses proprietary data, artificial intelligence and software to create a technology platform that enables marketers to acquire, retain and grow customer relationships. The Company’s technology platform powers data-driven marketing programs for enterprises across a wide range of industries and utilizes all digital distribution channels including email, search, social, mobile, display and connected TV. Zeta Global was incorporated and began operations in October 2007.

NOTE 2 - Basis of Presentation and Significant Accounting Policies

Principles of consolidation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and applicable rules and regulations regarding interim financial reporting, and include the accounts of the Company, its wholly owned subsidiaries, and other entities consolidated as required by GAAP. All intercompany transactions have been eliminated in consolidation. These unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended December 31, 2020, which are included elsewhere in this registration statement. The unaudited condensed consolidated balance sheet data as of December 31, 2020 presented for comparative purposes was derived from the Company’s audited consolidated financial statements but does not include all disclosures required by U.S. GAAP. The results for the three months ended March 31, 2021 are not necessarily indicative of the operating results to be expected for the full year or for any other subsequent interim period.

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2020, included elsewhere in this registration statement. During the three months ended March 31, 2021, there have been no changes to its significant accounting policies except as noted below. Management has performed an analysis of activities and transactions subsequent to March 31, 2021 through May 7, 2021, which is the date the financial statements were issued, to determine the need for any adjustments to or disclosures within these financial statements as of March 31, 2021.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. In these consolidated financial statements, accounts receivable, free standing and embedded financial instruments, acquired assets and liabilities (including goodwill and intangible assets) and their useful lives, website and software development costs, acquisition related liabilities including contingent purchase price payable and holdback payable, stock-based compensation, impairment of indefinite and long-lived assets, and valuation allowance on income taxes involve reliance on management’s estimates. Estimates are based on management judgment and the best available information, as such actual results could differ from those estimates.

Revenue recognition

Revenues arises primarily from the Company’s technology platform via subscription fees, volume-based utilization fees and fees for professional services designed to maximize the customers usage of the technology.

Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and other taxes collected by the Company concurrent with revenue-producing activities are excluded from revenues.

Contract assets and liabilities

Contract assets represent revenue recognized for contracts that have not been invoiced to customers. Total contract assets were $3,803 and $1,709 as of March 31, 2021 and December 31, 2020 respectively, and are included in the account receivables, net in the Consolidated Balance Sheets.

Contract liabilities consists of deferred revenues that represents amounts billed to the customers in excess of the revenue recognized. Deferred revenues are subsequently recorded as revenues when earned in accordance with the Company’s revenue recognition policies. During the three months ended March 31, 2021 and 2020, the Company billed and collected $9,123 and $5,981 in advance, respectively and recognized $9,191 and $5,665, respectively as revenues out of those advance receipts. As of March 31, 2021, and December 31, 2020, the deferred revenues are $3,986 and $4,053, respectively.

Remaining Performance Obligations

Transaction price allocated to the remaining performance obligations represents contracted revenues that have not yet been recognized, which includes unearned revenues and unbilled amounts that will be recognized as revenues in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, average contract terms and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.

The Company excludes amounts related to performance obligations that are billed and recognized as the services are provided. This primarily consists of professional services contracts that are on a time-and-materials basis.

Disaggregation of revenues from contract with customers

The Company reports disaggregation of revenues based on primary geographical markets and delivery channels / platforms. Revenues by delivery channels / platforms are based on whether the customer requirements necessitate integration with platforms or delivery channels not owned by the Company. When the Company generates revenues entirely through the Company platform, the Company considers it Direct Platform Revenue.

When the Company generates revenue by leveraging its platform’s integration with third parties, it is considered Integrated Platform Revenue. The following table summarizes disaggregation for the three months ended March 31, 2021 and March 31, 2020.

	Three months ended March 31,
	2021	2020
Direct platform revenues	$74,886	$59,943
Integrated platform revenues	26,577	21,317

Total revenues	$101,463	$81,260

Refer the Company’s accounting policy on “Segments” below for more information about disaggregation based on primary geographical markets.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer. Since it operates as one operating segment, all required financial segment information can be found in the consolidated financial statements. Revenues and long-lived assets by geographic region are based on the physical location of the customers being served or the assets are as follows:

Revenues by geographical region consisted of the following:

	Three months ended March 31,
	2021	2020
US	$93,252	$74,419
International	8,211	6,841

Total revenues	$101,463	$81,260

Total long-lived assets by geographical region consisted of the following:

	Three months ended March 31,
	March 31, 2021	December 31, 2020
US	$37,368	$38,413
International	617	595

Total long-lived assets	$37,985	$39,008

Accounting Pronouncements Adopted During the Current Year

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is

a Service Contract. The guidance requires certain costs incurred during the application development stage to be capitalized and other costs incurred during the preliminary project and post-implementation stages to be expensed as they are incurred. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. A customer’s accounting for the hosting component of the arrangement is not affected. This new guidance in ASU 2018-05 is effective for the Company for annual and interim reporting period beginning January 1, 2021 and as such the Company adopted it on January 1,2021. The Adoption of ASU 2018-05 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes”, as part of its initiative to reduce complexity in the accounting standards. The ASU eliminates certain exceptions from ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The guidance is effective for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” (“ASU 2016-02”). The standard establishes a ROU model that requires a lessee to recognize a right of use (“ROU”) asset and a lease liability on the balance sheet for all leases with a term longer than 12 months (based on the practical expedient provided in the ASU that allows 12 months or less not to be presented on balance sheet) and requires the disclosure of key information about leasing arrangements. Leases are classified as finance or operating, with classification affecting the subsequent expense pattern and presentation of expense recognition in the income statement. Subsequently, the FASB issued the following standards related to ASU 2016-02: ASU 2018-01, “Land Easement Practical Expedient for Transition to Topic 842”, ASU 2018-10, “Codification Improvements to Topic 842, Leases”, ASU 2018-11, “Leases (Topic 842): Targeted Improvements” (“ASU 2018-11”), ASU 2018-20, “Narrow-Scope Improvements for Lessors” and ASU 2019-01, “Leases (Topic 842): Codification Improvements”, which provided additional guidance and clarity to ASU 2016-02 (collectively, the “Lease Standard”). As per the latest ASU 2020-05, issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for 1 year, thus the Company will be adopting this guidance for the annual and interim reporting period beginning January 1, 2022, and will require application of the new accounting guidance at the beginning of the earliest comparative period presented in the year of adoption. Based on a preliminary assessment, the Company expects that most of its operating lease commitments will be subject to the new guidance and recognized as operating lease liabilities and ROU assets upon adoption, resulting in a significant increase in the assets and liabilities on its Consolidated Balance Sheets. The Company does not expect the adoption of this guidance to have a material impact on its Consolidated Statements of Operations and Cash Flows. The Company is continuing its evaluation, which may identify additional impacts this standard and its amendments will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which was subsequently amended in November 2018 through ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses.” ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables, net investments in leases, financing receivables, debt securities and other instruments, which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. ASU No. 2018-19 further clarifies that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment from receivables of operating leases should be accounted for in accordance with Topic 842, Leases. As per the latest ASU 2020-02, FASB deferred the timelines for certain small public and private entities, thus the new guidance will be adopted by the Company for the annual reporting period beginning January 1, 2023, including interim periods within that annual reporting period. The standard will apply as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The ASU may be applied through December 31, 2022. Furthermore, in January 2021, the FASB issued Accounting Standards Update 2021-01—Reference Rate Reform (Topic 848): Scope. The amendments in this Update are effective immediately for all entities. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In March 2021, the FASB issued Accounting Standards Update 2021-03—Intangibles—Goodwill and Other (Topic 350): Accounting Alternative for Evaluating Triggering Events. The amendments in this Update provide private companies and not-for-profit entities with an accounting alternative to perform the goodwill impairment triggering event evaluation as required in Subtopic 350-20 as of the end of the reporting period, whether the reporting period is an interim or annual period. An entity that elects this alternative is not required to monitor for goodwill impairment triggering events during the reporting period but, instead, should evaluate the facts and circumstances as of the end of each reporting period to determine whether a triggering event exists and, if so, whether it is more likely than not that goodwill is impaired. An entity that does not elect the accounting alternative for amortizing goodwill and that performs its annual impairment test as of a date other than the annual reporting date should perform a triggering event evaluation only as of the end of the reporting period. The amendments in this Update are effective on a prospective basis for fiscal years beginning after December 15, 2019. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance as of March 30, 2021. An entity should not retroactively adopt the amendments in this Update for interim financial statements already issued in the year of adoption. The amendments in this Update also include an unconditional one-time option for entities to adopt the alternative prospectively after its effective date without assessing preferability under Topic 250, Accounting Changes and Error Corrections. The Company did not elect the accounting alternative available under the new ASU 2021-02

NOTE 3 - Property and Equipment, Net

The details of property and equipment, net and related accumulated depreciation, are set forth below:

	March 31, 2021	December 31, 2020
Computer equipment and purchased software	$16,446	$16,317
Office equipment and furniture	1,725	1,738
Leasehold improvements	2,197	2,179
Property and equipment - gross	20,368	20,234
Less: Accumulated depreciation	14,784	14,117

Property and equipment - net	$5,584	$6,117

Depreciation expense for the three months ended March 31, 2021 and 2020 was $737 and $780, respectively.

NOTE 4 - Website and Software Development Costs, Net

The details of website and software development costs, net and the related accumulated amortization are set forth below:

	March 31, 2021	December 31, 2020
Capitalized software development costs	$107,515	$102,706
Less: Accumulated amortization	75,114	69,815

Capitalized software development costs, net	$32,401	$32,891

Website and software development costs capitalized during the three months ended March 31, 2021 and 2020 were $4,810 and $6,491, respectively. Amortization expense for capitalized software for the three months ended March 31, 2021 and 2020 was $5,300 and $4,833, respectively.

NOTE 5 – Acquisition Related Intangible Assets, Net

The details of intangible assets and related accumulated amortization are set forth below:

	March 31, 2021			December 31, 2020
	Gross value	Accumulate amortization	Net Value	Gross value	Accumulate amortization	Net Value
Tradenames	$2,720	$1,772	$948	$2,720	$1,634	$1,086
Completed technologies	20,292	14,153	6,139	20,292	13,037	7,255
Customer relationships	52,159	27,815	24,344	45,239	24,989	20,250

Total Intangible Assets	$75,171	$43,740	$31,431	$68,251	$39,660	$28,591

Amortization expense of intangibles during the three months ended March 31, 2021 and 2020 was $4,080 and $3,928, respectively.

There were no write-offs during the three months ended March 31, 2021 and 2020.

Weighted average useful life of the unamortized intangibles as of March 31, 2021 was 2.12 years. Based on the amount of intangible assets subject to amortization, as of March 31, 2021, the Company’s estimated future amortization expense over the next five years and beyond are as follows:

Remaining nine months of 2021	$12,949
2022	13,092
2023	3,532
2024	1,265
2025	474
2026 and thereafter	119

Total	$31,431

NOTE 6 – Goodwill

The following is a summary of the carrying amount of goodwill:

Balance as of January 1, 2021	$76,432
Acquisition of Vital	3,910
Acquisition of Kinetic	1,579
Foreign currency translation	2

Balance as of March 31, 2021	$81,923

There were no events during the three months ended March 31, 2021 to which an impairment analysis would be warranted.

NOTE 7 - Acquisitions

The Company’s acquisitions have been accounted for under the purchase method of accounting. The total purchase price of each acquisition was allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with any excess recorded as goodwill. The Company agreed to pay a portion of the purchase price for certain acquisitions in the form of contingent purchase price, the unpaid amounts of these liabilities are included in the acquisition related liabilities on the Unaudited Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020.

On March 1, 2021, the Company entered into a merger Agreement with the sellers of Kinetic Data Solutions, LLC (“Kinetic”), an entity controlled by Chief Executive Officer of the Company, to purchase all of the issued and outstanding stock of Kinetic. The fair value of the purchase consideration was estimated at $2,762. The Company agreed to issue 306,749 shares of Series A common stock with a fair value of $2,738 and certain earn-outs based on the operating performance of the acquired business after the closing date. The earn-out was calculated based on the profits of the acquired business and the Company shall pay 10% of such profits for a period of three years from the acquisition date in cash and in restricted shares of the Company. The Company has recorded this transaction based on the preliminary purchase price allocation. Accordingly, the Company recognized $1,600 as customer relationships intangibles, $1,578 as goodwill and $416 as deferred tax liabilities associated with this acquisition.

On March 3, 2021, the Company entered into a Stock Purchase Agreement with the sellers of Vital Digital, Corp (“Vital”) to purchase all of the issued and outstanding shares of common stock of Vital. The fair value of the purchase consideration for this transaction is determined as $7,894, with $3,400 in cash, 306,748 shares of Series A common stock with a fair value of $2,710, $1,206 in earnouts based on the operating performance of the acquired business after the closing date, and $578 in cash holdback. The Company has recorded this transaction based on the preliminary purchase price allocation. Accordingly, the Company has recognized $5,320 as customer relationship intangibles, $3,910 as goodwill, $1,385 as deferred tax liability and $49 as other net assets associated with this acquisition. Caivis, one of the Company’s related parties, owned 5% interest in Vital as of the effective date this stock purchase agreement (Refer to Note 15 for a description of relationship with Caivis).

The revenues and earnings from these acquisitions are not significant to the Company’s unaudited consolidated financial statements for the three months ending March 31, 2021.

Goodwill acquired by the Company in these acquisitions is deductible for tax purposes.

The pro forma results of the Company as if these acquisitions had taken place on the first day of 2020 were not materially different from the amounts reflected in the accompanying unaudited consolidated financial statements.The Company has recorded the earn-outs related to these acquisitions based on the fair value determined on the date of the acquisition, however the Company believes that the actual payouts for these acquisitions could be lower than such recorded fair values.

NOTE 8 – Acquisition Related Liabilities

The following is a summary of acquisition related liabilities:

	eBay CRM	Sizmek	PlaceIQ	IgnitionOne	Kinetic	Vital	Total
Balance as of January 1, 2021	$17,137	$4,402	$256	$1,360	$—	$—	$23,155
Additions	—	—	—	—	24	1,784	1,808
Payments made during the year	—	—	(64)	—	—	—	(64)
Change in fair value of earn-out	—	758	—	—	—	—	758

Balance as of March 31, 2021	$17,137	$5,160	$192	$1,360	$24	$1,784	$25,657

The changes in the fair value of the acquisition related liabilities is included in other income / (expenses) on the Consolidated Statements of Operations and Comprehensive Loss.

The Company is a party to a litigation matter in relation to certain acquisition related liabilities noted above for its eBay CRM acquisition dated November 2, 2015. The Company has accrued the full amount that it expects to pay to settle this liability, on its Consolidated Balance sheets as of March 31, 2021. Further, the Company has provided a letter of credit amounting to $6,028 to the sellers, against these payable amounts. The amounts payable for eBay CRM has been contested by the Company in the court of law. In view of the numerous legal, technical and factual issues involved in these lawsuits, the Company may settle these liabilities in any amount lower than the book value as of March 31, 2021.

NOTE 9 - Credit Facilities

The Company’s long-term borrowings are as follows:

	March 31, 2021	December 31, 2020
Credit facility	$185,000	$137,950
Loan under paycheck protection program	10,000	10,000
Revolving loan	—	42,600

Total borrowings	195,000	190,550
Less:
Unamortized discount on debt	—	(426)
Unamortized deferred financing cost	(1,633)	(431)

Long term borrowings	$193,367	$189,693

In July 2016, the Company entered into a revolving credit, guaranty and security agreement with a financial institution and subsequently amended the agreement in May 2017. The agreement provides for a maximum revolving advance amount of $50,000. Interest on the outstanding balance is charged at an annual rate of the financial institution’s Prime lending rate (“PLR”)+1.25% or London Interbank Offer Rate (“LIBOR”)+2.25%, as elected by the Company. As of December 31, 2020, the outstanding balance of the revolving loan was $42,600 and $47,550. In addition, the Company also had an outstanding a letter of credit amounting to $7,272 against the available revolving credit facility. The revolving credit, guaranty and security agreement matures on July 1, 2021. The credit facility was fully secured by the financial institution with a first lien on the Company’s account receivables.

In July 2015, the Company entered into a term loan facility with a financial institution that was also invested in the Company’s Series E-1 redeemable convertible preferred stock and subsequently invested in the Company’s Series F redeemable convertible preferred stock.

The term loan facility, as amended, is for up to $142,950, which consists of a $70,000 initial term loan that was drawn at closing date, a $32,950 delay draw term loan and $40,000 in an incremental term loan commitment. As of December 31, 2020, the Company has an undrawn facility of $5,000 on the delay draw term loan. Interest on the outstanding balances is payable quarterly at an annual rate of LIBOR+7.5%. Interest expense for the term loan is calculated using a LIBOR rate of no lower than 1.0%. The extensions of credit may be used solely to (a) refinance indebtedness, (b) to pay any expenses associated with this line of credit agreement, (c) for working capital, capital expenditures, acquisitions and redemptions of equity interests and (d) for other general corporate purposes and shall not be used for purchases of margin stock. The Company is required to repay the principal balance and any unpaid accrued interest on the loans at the maturity date of July 29, 2022. The financial institution has a second lien on the account receivables of the Company and first lien on all the other assets.

On February 3, 2021, the Company entered into a $222,500 Senior Secured Credit Facility (“Senior Secured Credit Facility”) with a syndicate of financial institutions and institutional lenders led by BofA Securities, Inc., as a lead arranger and sole bookrunner, and Bank of America, N.A., as sole administrative agent. The Senior Secured Credit Facility was used to fully repay and terminate: (i) the Company’s existing Credit Agreement, dated as of July 10, 2015, as amended, with the total payoff amount of $140,950, and (ii) the Company’s existing Revolving Credit, Guaranty and Security Agreement dated July 29, 2016, as amended, with the total payoff amount of $50,281.

The Senior Secured Credit Facility is for up to $222,500, which consists of (i) $73,750 initial Revolving Facility that was drawn at closing date, (ii) $111,250 Term Facility that was drawn at closing date, and (iii) $37,500 in incremental Revolving Facility commitment that remains undrawn.

Interest on the current outstanding balances is payable quarterly and calculated using a LIBOR rate of no lower than LIBOR+2.125% and no higher than LIBOR+2.625% based on the Company’s consolidated net leverage ratio stated in the credit agreement. The extensions of credit may be used solely to (a) refinance existing indebtedness, (b) to pay any expenses associated with this line of credit agreement, (c) for acquisitions, and (d) for other general corporate purposes. The Company is required to repay the principal balance and any unpaid accrued interest on the Senior Secured Credit Facility on February 3, 2026.    The Company incurred $1,689 as debt issuance costs in the form of the legal fee, underwriter’s fee, etc., these costs are recognized as a reduction in the long term borrowings in the unaudited consolidated balance sheets.

The Credit Agreement contains certain financial maintenance covenants including consolidated net leverage ratio and consolidated fixed charge coverage ratio. In addition, this agreement contains restrictive covenants that may limit the Company’s ability to, among other things, acquire equity interest of the Company from its shareholders, repurchase / retire any of the Company’s securities, and pay dividends or distribute excess cash flow. Additionally, the Company is required to submit periodic financial covenant letters that would include current net leverage ratio, fixed charge coverage ratio, among others. As of March 31, 2021, applicable total leverage ratio and fixed charge coverage ratio was 4.0 and 1.25, respectively and the Company was in compliance of these covenants.

Since, the time lag between the effective date of the new credit facility and the March 31, 2021 is minimal and the interest rates approximates the current market rates, the fair value of the debt is approximately equal to the carrying amount.

On April 23, 2020, the Company received proceeds from a loan in the amount of $10,000, bearing annual interest of 1% and due April 24, 2022 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan is recognized within long-term debt.

NOTE 10 - Commitments and Contingencies

Purchase obligations

The Company entered into non-cancelable vendor agreements to purchase services from certain customers. As of March 31, 2021, the Company was party to outstanding purchase contracts totaling $7,046 payable during the remaining nine months of 2021 and $4,085 payable in 2022. There were no outstanding purchase contracts payable in 2023 and thereafter.

Lease commitments

The Company maintains leased offices in the United States of America, United Kingdom, India and Singapore. Deferred rent as of March 31, 2021 and December 31, 2020 was $2,814 and $2,652, respectively for these leases and is included in other current liabilities and noncurrent liabilities on the Consolidated Balance Sheets. Commitments for the base rents as of March 31, 2021 are as follows:

For the remaining nine months of 2021	$3,027
2022	2,269
2023	1,845
2024	1,790
2025	1,790
2026 and thereafter	5,062

Total	$15,783

The Company is a party to various litigation and administrative proceedings related to claims arising from its operations in the ordinary course of business including in relation to certain contingent purchase price obligations noted above. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of these matters cannot be predicted with certainty, the Company’s management believes that the resolution of the matters will not have a material effect on the Company’s business, results of operations, financial condition, or cash flows.

NOTE 11 - Stock-Based Compensation

Stock-based compensation plan

In 2008, the Company adopted its 2008 Stock Option/Stock Issuance Plan, and, in 2017, adopted Zeta Global Holdings Corp. 2017 Equity Incentive Plan (collectively, the “Plans”).

The Plans permits the issuance of stock options, restricted stock and restricted stock units to employees, directors, and officers, consultants or advisors and non-employee directors of the Company. Options granted under the Plans expire no later than ten years from the grant date. The restricted stock and restricted stock units granted under the Plans generally do not vest until a change in control, which generally does not include an initial public offering. Upon a change in control, restricted stock and restricted stock units vest as to 25% of the shares with the balance of the shares vesting in equal quarterly installments following the change in control over the remainder of a five-year term from the original date of grant. The restricted stock and restricted stock units will fully vest upon a change in control to the extent five years has passed from the original date of grant of the restricted stock or restricted stock unites. Since the vesting of these awards is contingent upon the change of control event, which is not considered probable until it occurs, the Company does not record any stock-based compensation expense for such awards. The stock compensation expense will be recognized following the vesting of restricted stock, restricted stock units and options as described below.

In the past, the Company has cancelled certain restricted stock and in lieu of such cancellation issued has restricted stock units to the holders for those restricted stock, with the same vesting conditions as restricted stock.

Restricted Stock and Restricted Stock Units

As noted above, the Company’s restricted stock and restricted stock units do not vest until the change of control. On March 24, 2021, the Company’s board of directors approved a modification in the vesting terms of its restricted stock and restricted stock unit awards. Pursuant to that approval, the existing restricted stock and restricted stock units were divided into three broad categories with different vesting conditions as follows:

a)

For the first category of holders, terms of the modification provide the holders an option to tender up to 20% of their outstanding awards to the Company in a buy-back program for a cash payout on the effective date of the initial public offering, with the remaining percentage of the awards subject to future vesting beginning at the end of the first quarter following the one-year anniversary of this offering and extending for a period of four years thereafter.

b)

For the second category of holders, terms of the modification provide for vesting upon the effective date of the initial public offering as follows: (i) 25% of shares with an original grant date of less than 5 years prior to the offering and (ii) 100% of shares with a grant date of 5 years or older. Post the offering additional vesting is deferred for one year. Thereafter the remaining shares shall vest in equal quarterly instalments at the end of each quarter until fifth anniversary of the date of the original grant.

c)

For the third category of holders, terms of the modification provide for vesting to begin at the end of the first quarter following the one-year anniversary of the initial public offering, with such shares vesting in equal quarterly instalments at the end of each quarter until fifth anniversary of the date of the offering.

The revised terms were communicated to the restricted stock and restricted stock unit holders.

The modification was accounted for under the guidance in ASC 718-20-35-3. Given the vesting of the modified awards contain a performance condition associated with an initial public offering, the Company has determined that the modification is considered improbable to improbable under ASC 718-20-55-118 through 119. Therefore, the compensation expense will be computed based on the modification date fair value of the awards, which was based on the common share price calculated by a March 31, 2021 409a valuation, but no expense will be recognized in the Company’s consolidated financial statements until the performance condition is satisfied.

The restricted stock or restricted stock units that are tendered by the holders in the buy-back program for the first category of restricted stock and restricted stock units, will be liability classified and as such the expense related to these grants will be recognized based on the settlement price. In connection with the other two categories of holders, the Company will recognize compensation expense over the modified vesting terms, based on the fair value as of the date of modification. The portion of the awards subject to future service would remain classified as equity awards and expense would be recognized ratably over the remaining future service period.

Following is the activity of restricted stock and restricted stock units granted by the Company:

	Shares	Weighted-Average Grant date fair value
Nonvested at January 1, 2021	85,903,970	$2.80
Granted(1)	3,882,080	10.59
Vested	—
Forfeited(2)	(1,640,146)	2.67
Cancelled(3)	(16,655,197)	3.60
Modified	(68,986,297)	2.78
Modified and reissued	68,986,297	11.36

Nonvested at March 31, 2021	71,490,707	$11.32

(1) During the three months ended March 31, 2021, the Company granted 3,687,431 restricted stock and 194,649 restricted stock units to its employees and board members, of which 1,660,677 restricted stock and 98,993 restricted stock units were granted prior to March 12, 2021 and will be governed by the vesting rules described in a), b) and c) above. Remaining shares that were granted on or after March 12, 2021 shall vest over a period of 4 years, with 25% vesting on the one-year anniversary of the offering and the remainder vesting in equal quarterly installments thereafter through the 4th anniversary of the grant date. The Company also converted 1,198,219 restricted stock into restricted stock units for certain employee related grants included in the cancelled grants in the statements of shareholders equity for the three months ending March 31, 2021.

(2) During the three months ended March 31, 2021, the Company forfeited 1,629,369 restricted stock and 10,777 restricted stock units.

(3) During the three months ended March 31, 2021, the Company also cancelled 16,655,197 shares of restricted stock granted to holders of series A redeemable convertible preferred shares (see note 12 to condensed unaudited consolidated financial statements below).

The Company has $809,219 of unrecognized compensation expense related to its 71,490,707 unvested restricted stock and restricted stock units, that will be recognized over a weighted average of 2.37 years, from the date of initial public offering, inclusive of the amount of stock compensation expense to be recognized on the date of this offering. The unrecognized stock compensation expense includes $592,041 related to the modification described above.

Subsequent to the issuance of the condensed unaudited consolidated financial statements as of and for the period ended March 31, 2021, the Company identified an immaterial error related to restricted stock units granted during the three months ended March 31, 2021 and granted prior to March 12, 2021, unrecognized compensation expense as of March 31, 2021, the expense related to the modification, and the unvested restricted stock units as of March 31, 2021. The following amounts have been corrected above from previously disclosed amounts: restricted stock units granted during the three months ended March 31, 2021 and prior to March 12, 2021 of 194,649 and 98,993 respectively, unrecognized compensation expense as of March 31, 2021 of $809,219 and $592,041 related to the modification, and the unvested restricted stock units of 71,490,707. The Company assessed the effect of this correction, individually and in the aggregate, on prior periods’ financial statements in accordance with the SEC’s Staff Accounting Bulletin Nos. 99 and 108 and, based on an analysis of quantitative and qualitative factors, determined that the correction did not have an impact to any of its condensed unaudited consolidated financial statements.

NOTE 12—Stockholders’ Deficit

On February 24, 2021, the Company’s Board of Directors approved the correction of the conversion price of Series A redeemable convertible preferred shares held by certain shareholders and cancellation of 16,655,197 shares of restricted stock granted to these holders of Series A redeemable convertible preferred shares. The board of directors determined that the restricted shares were issued to those shareholders in order to avoid dilution of their ownership in the Company as a result of other grants of shares. It was further determined that the dilutive effect of those other restricted shares should have been addressed by an adjustment to the conversion price of the Series A redeemable convertible preferred shares. Therefore, the issuance of the restricted shares to these holders of the Series A redeemable convertible preferred shares was determined to be an error and were duplicative with the corrected calculation of the conversion price of Series A redeemable convertible preferred shares. The conversion price of these Series A redeemable convertible preferred stock was adjusted to $0.073587 from $0.59.

NOTE 13—Warrants and Derivative Liabilities

The following assumptions were used to determine the fair value of the warrants and derivative liabilities as of March 31, 2021 and December 31, 2020:

	Year ended December 31,
	March 31, 2021	December 31, 2020
Stock price	$11.66	$7.56
Exercise price	$0.01	$0.01
Risk-free interest rate	0.01%	0.09%
Expected volatility	60.0%	64.0%
Time to maturity (in years)	0.15	0.63

As of March 31, 2021, and December 31, 2020, the fair value of the warrants and derivative liabilities was approximately $81,700 and $58,100, respectively. For the three months ended March 31, 2021 and 2020, the Company recognized an expense related to changes in the fair value of warrants and derivative liabilities of $23,600 and $2,600, respectively.

NOTE 14—Fair Value Disclosures

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets;

Level 2 is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table represents the fair value of the financial instruments measured at fair value on a recurring basis:

	As of March 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents*	$12,257	$—	$—	$12,257
Total assets measured at fair value	$12,257	$—	$—	$12,257
Liabilities
Derivative liability	$—	$—	$52,300	$52,300
Warrant liability	—	—	29,400	29,400
Acquisition related liabilities	—	—	25,657	25,657

Total Liabilities measured at fair value	$—	$—	$107,357	$107,357

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents*	$12,257	$—	$—	$12,257
Total assets measured at fair value	$12,257	$—	$—	$12,257
Liabilities
Derivative liability	$—	$—	$38,400	$38,400
Warrant liability	—	—	19,700	19,700
Acquisition related liabilities	—	—	23,155	23,155

Total Liabilities measured at fair value	$—	$—	$81,255	$81,255

*	Includes cash invested by the Company in certain money market accounts with a financial institution.

As noted above in Note 7, as of the March 31, 2021 and December 31, 2020, the Company determined that its Term Loan is classified as Level 3 and the relevant fair values were approximately equal to the book value as of March 31, 2021 and $152,538 as of December 31, 2020.

The following table reconciles the changes in the fair value of the liabilities categorized within Level 3 of the fair value hierarchy for the three months ended March 31, 2021 and year ended December 31, 2020:

	Warrant liability	Acquisition related liabilities	Derivative Liability
Balance as of January 1, 2021	$19,700	$23,155	$38,400
Additions, net of payments	—	1,744	—
Change in fair value	9,700	758	13,900

Balance as of March 31, 2021	$29,400	$25,657	$52,300

In connection with certain business combinations, the Company may owe additional purchase consideration (contingent consideration included in the acquisition related liabilities) based on the financial performance of the acquired entities after their acquisition. The fair value of the contingent consideration was determined using an unobservable input such as projected revenues, collections of accounts receivables. Changes in any of the assumptions related to the unobservable inputs identified above may change the contingent consideration’s fair value.

NOTE 15—Related Party Transactions

[1]

Caivis Acquisition Corp. II, Caivis Acquisition Corp. IV, Caivis Investment Company V, LLC and Caivis Investment Company VI, LLC, (collectively, the “Caivis Group”) are entities owned by many of the same stockholders of the Company. In addition, the Chief Executive Officer of the Company owns a controlling interest in Caivis Group. On April 9, 2012, the Company amended its agreement with Caivis Group, whereby Caivis Group will provide support for general administrative and corporate development activities, including sourcing and evaluating potential partners and acquisition targets to the Company for $2,000 per year. This agreement with Caivis Group was terminated on December 31, 2019 and therefore no such expenses are incurred during FY2020 and the three month ended on March 31, 2021. As of March 31, 2021 and December 31, 2020, the Company had outstanding payables of $533 to Caivis Group included in the “accounts payable and accrued expenses” in the Unaudited Consolidated Balance Sheets.

[2]

Casting Made Simple Corp. (“CMS”) is an entity owned by Caivis group and the Chief Executive Officer’s spouse. On December 28, 2018, the Company entered into an agreement with CMS to monetize traffic generated through websites owned by CMS and give a profit share to CMS. During the three months ended March 31, 2021 and 2020, the Company recognized $64 and $96, respectively, as direct cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss, representing the profit shared by the Company with CMS. As of March 31, 2021 and December 31, 2020, the Company had outstanding payables of $105 and $70, respectively to CMS and included in the “accounts payable and accrued expenses” in the Consolidated Balances Sheets.

NOTE 16—Income Taxes

The Company’s income tax provision consists of federal, foreign, and state taxes necessary to align the Company’s year-to-date tax provision with the annual effective rate that it expects to achieve for the full year. At each interim period, the Company updates its estimate of the annual effective tax rate and records cumulative adjustments as necessary. For the interim period ended March 31, 2020, the Company utilized the annual effective tax rate methodology to determine its income tax provision. For the interim period ended March 31, 2021, the Company departed from the annual effective tax rate methodology and computed its income tax provision using a discrete method. The use of the discrete method was made in accordance with authoritative accounting guidance which allows for the use of a discrete method when there are significant changes to the projected annual effective tax rate as a result of minor adjustments to projected pre-tax earnings.

On March 11, 2021, the American Rescue Plan Act of 2021 (“American Rescue Plan”) was signed into law to provide additional relief in connection with the ongoing COVID-19 pandemic. The American Rescue Plan includes, among other things, provisions relating to PPP loan expansion, defined pension contributions, excessive employee remuneration, and the repeal of the election to allocate interest expense on a worldwide basis. Under ASC 740, the effects of new legislation are recognized upon enactment. The enactment of the American Rescue Plan did not impact on the Company’s income tax provision.

For the three months ended March 31, 2021, the Company recorded an income tax benefit of $1,577. The income tax benefit relates primarily to the reversal of the Company’s U.S. valuation allowance of $1,801 related to deferred tax liabilities recorded in connection with the business combination consummated during the interim period ended March 31, 2021, which created a source of future taxable income permitting certain deferred tax assets to become realizable on a more likely than not basis, offset by an income tax provision for foreign taxes. For the three months ended March 31, 2020, the Company recorded an income tax provision of $622 related primarily to foreign taxes.

The effective tax rate for the three months ended March 31, 2021 was benefit of 6.08% on pretax loss of $25,951 and an expense of 3.95% on a pre-tax loss of $15,760 for the three months ended March 31, 2020. The effective tax rate for both interim periods was different than the U.S. statutory rate primarily related to limited tax benefit being recording for U.S. operating losses as the Company maintains a full valuation allowance against its U.S. deferred tax assets.

NOTE 17—Net Loss Per Share

Basic net loss per share is computed using the two-class method, by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including convertible preferred stock, outstanding stock options, warrants, to the extent dilutive, and reduced by the amount of cumulative dividends earned on the preferred shares. However, the unvested restricted stock and restricted stock units as of March 31, 2021 and 2020 of 71,490,707 and 76,364,319, respectively are not considered as participating securities, or anti-dilutive and as such are excluded from the weighted average number of shares used for calculating basic and diluted net loss per share. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive. The total unvested restricted stock and restricted stock units as of March 31, 2021 and 2020 included above are corrected from previously filed financial statements as described in note 11 to the condensed unaudited consolidated financial statements.

The following table presents the calculation of basic and diluted net loss per share for the company’s common stock:

	Three months ended March 31,
	2021	2020
Numerator:
Net loss	$(24,374)	$(16,380)
Cumulative redeemable convertible preferred stock dividends	3,894	3,660

Numerator for Basic and Dilutive EPS—Income / (Loss) available to Common Stockholders	$(28,268)	$(20,040)
Denominator:
Common Stock Series A	26,306,393	26,108,760
Common Stock Series B	3,054,318	3,054,318
Warrants (convertible to series A common stock)	3,486,280	3,444,328

Denominator for Basic and Dilutive EPS—Weighted-average Common Stock	32,846,991	32,607,406
Basic Loss per Share	$(0.86)	$(0.61)
Dilutive Loss per Share	$(0.86)	$(0.61)

Since the Company was in a net loss position for all periods presented, basic EPS calculation excludes redeemable convertible preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. As of March 31, 2021 and 2020, 3,486,280 and 3,444,328 shares of Common Stock issuable upon the exercise of warrants (“penny warrants”) were included in the number of outstanding shares used for the computation of basic net loss per share prior to the exercise of those warrants.

Anti-dilutive common equivalent shares were as follows:

	Three months ended March 31,
	2021	2020
Options (convertible to Series A Common Stock)	912,198	1,197,058
Warrants (convertible to Series A Common Stock)	1,973,763	1,973,763
Total Preferred	39,223,195	39,223,195

Total Anti-Dilutive Outstanding Potential Common Stock	42,109,156	42,394,016

Shares ^ZETA Zeta Global Holdings Corp. Class A Common Stock PROSPECTUS Morgan Stanley BofA 21,500,000 Securities Credit Suisse Barclays William Blair Needham & Company Oppenheimer & Co. Canaccord Genuity Roth Capital Partners June 11, 2021 Through and including July 9, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions..